                                       II
                     ANNUAL REPORT TO SHAREHOLDERS FOR 1998



                  See attachment.

                  Note: the Annual Report to Shareholders for 1998 is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

                 [Cover page to page 31 intentionally omitted]

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion is based on the consolidated financial statements included in this report and should be read in conjunction with those statements and the other financial information contained herein.

The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP).

These accounting policies differ in some respects from generally accepted accounting principles in the United States (US GAAP), which are discussed in note 25 to the consolidated financial statements.


Sales in 1998 rose to NLG 67,122 million, an increase of 3% (1997: NLG 65,358 million). Income from continuing operations was down from last year's NLG 2,712 million (NLG 7.76 per share) to NLG 1,192 million (NLG 3.31 per share), mainly as a result of fourth-quarter charges amounting to NLG 1,568 million net after taxes and losses at Philips Consumer Communications (PCC). Divestments yielded non-recurring gains of NLG 12,014 million.

As a result, the cash flow before financing activities, including the proceeds from the sale of PolyGram, was significantly higher at NLG 12,887 million, compared to NLG 7,173 million in 1997.

Despite the turmoil in the world economy, a number of business sectors of the Philips Group ('Philips') achieved significant performance improvements in 1998. In many areas Philips outperformed its competitors. All sectors realized sales growth on a comparable basis (excluding the impact of consolidations and currency effects) and many achieved significant growth in market share: Consumer Electronics, Components, Semiconductors, Business Electronics and Origin. Practically all geographic areas, except Latin America, reported higher sales. However, only Lighting and Origin showed improvements in income from operations.

In 1998, various fundamental steps were taken towards making Philips a stronger company. The program to refocus Philips on its core businesses, which was started in 1996, was continued throughout the year. It included the sale or discontinuance of a number of businesses or parts of businesses that failed to meet our performance standards or were considered not to fit into our strategic portfolio of businesses. In addition, production facilities have been closed or integrated with other facilities, and in a number of cases relocated to countries where employment costs are lower. This process of consolidation of manufacturing units will be continued in 1999 and beyond, in order to increase efficiency and enhance profitability.

In line with our belief, and our undertaking to our shareholders, that the creation of value should always be the focal point of our decision-making, over a thousand senior business managers have committed themselves to the principles of value-based management. Economic Profit Realized (EPR) is now used to measure the financial performance of all our businesses. In the course of 1999, the value-based management approach will be incorporated in our incentive compensation program to reward managers for creating shareholder value.

In order to strengthen the businesses in which we seek to be among the top 3 worldwide players, for example in Medical Systems, we succeeded in acquiring ATL Ultrasound, one of the leaders in ultrasound imaging. While ATL added to operating income in 1998, Philips recorded a one-off charge of NLG 401 million relating to in-process research and development acquired in connection with the purchase, and various one-time charges totaling NLG 112 million, which reduced the income of the Medical Systems division.

At the beginning of 1998, Philips announced its plans to make a substantial investment in the backbone of the Philips Group, notably in the Philips brand and in IT infrastructure. As part of the brand management program, a major global campaign was initiated under the name "Star Products". This campaign -- based on a comprehensive survey of 14,000 consumers in 17 different countries -- will be continued in 1999 and has already produced a very positive response in terms of enhanced brand awareness, brand image and increased market shares.

The additional investment in IT consists of streamlining various IT processes to obtain greater uniformity and standardization in infrastructure among the global Philips population, as well as addressing the challenges of the euro and the Millennium issue. This program will reduce IT spending in the year 2000 and beyond, and enhance efficiency within Philips.

While Philips continues to make significant investments in strategic areas that have increased the costs of the organization, there are several programs in place to optimize our spending. The Other Costs of Organization (OCOO) program that was started in late 1996 is aimed at reducing the cost of purchased services. This program has yielded significant savings and is being continued. During 1998 the Company also initiated a program in which disciplines such as purchasing, IT/Networks, real estate, finance and accounting and human resource management perform benchmark studies aimed at process improvement and cost reduction through the sharing of services and infrastructure. The performance of the joint ventures Philips Consumer Communications (PCC) and Hosiden and Philips Display Corporation (HAPD), as well as certain parts of Business Electronics, failed to meet our expectations for 1998. Hence we decided to invest an additional sum in the restructuring of these businesses in order to advance their respective break-even points. These realignments have led to considerable charges to the income of the respective divisions and product sectors.

PolyGram, which was 75%-owned by Philips, was sold in December 1998 because it failed to contribute to enhancing Philips' brand recognition and because both PolyGram's and Philips' interests would be best served by this divestment. A portion of the considerable proceeds from the sale will be used to reduce the number of common shares outstanding.

In 1998, Philips announced a share reduction program that is expected to begin in mid-1999 after the adoption of this proposal by the General Meeting of Shareholders. The plan involves a cash distribution to shareholders of approximately NLG 3.3 billion and a reduction by approximately 8% of the shares outstanding.

Following the sale of Philips' 75% interest in PolyGram to The Seagram Company Ltd. of Canada on December 10, 1998, it should be noted that PolyGram, formerly a separate product sector, is presented in this report as a discontinued operation for the three years ended December 31, 1998. Management's discussion and analysis focuses on the performance of the Group on a continuing basis (excluding PolyGram) for all periods presented, unless otherwise stated.

SALES AND INCOME FROM OPERATIONS

Sales in 1998 totaled NLG 67,122 million, 3% higher than the 1997 figure of NLG 65,358 million, which in turn was 9% higher than the total of NLG 59,707 million in 1996. Sales growth in 1998 on a comparable basis was 6%, compared with 8% in 1997. This consisted of a volume increase of 16% that was offset to a considerable extent by an average decrease in selling prices of 9%, which particularly affected Consumer Electronics, Components and Semiconductors. Currency fluctuations had a negative effect on sales of 2%, primarily due to the depreciation of virtually all of the Asian currencies and a weakening of the us dollar against the Dutch guilder. Various changes in consolidations resulted in a negative effect of 2% on sales. The main deconsolidations related to the sale of Philips Car Systems, Pie Medical, Philips Financial Services in the UK, the Smart Card business and various other Industrial Electronics and Components activities. Positive effects on sales arose from the consolidation of the activities of the PCC joint venture with Lucent Technologies for 9 months in 1998 (until September 27, 1998, when the venture was dissolved) as compared to only 3 months in 1997, the consolidation of Hosiden and Philips Display Corporation (HAPD) from April 1, 1998, and the acquisitions of ATL Ultrasound, Philips Mietsysteme and Payer Lux.

SALES

                                        1994    1995    1996    1997    1998
                                        ----    ----    ----    ----    ----
in billions of guilders                 52.4    55.7    59.7    65.4    67.1
% comparable growth                       7%     11%      6%      8%      6%

In 1997, the nominal sales growth of 9% included a positive effect of 8% arising from currency fluctuations, mainly due to the stronger us dollar, while consolidation changes had a net negative impact of 7%. This consisted of the deconsolidations of Grundig, the radiotherapy business of Medical Systems and Data Communications, and new consolidations of Hua Fei Colour Display Systems of China, FEI Company of the USA, Pabianice Lighting of Poland and PCC. Adjusted for the combined effects of currency and consolidation changes, the comparable sales growth in 1997 over 1996 totaled 8%, consisting of 16% sales volume growth offset by a 8% decrease in the average level of selling prices.

Income from operations in 1998 totaled NLG 1,509 million, or 2.2% of sales, compared to last year's record of NLG 3,777 million, or 5.8% of sales. The latter was four times the income of NLG 929 million, or 1.6% of sales, realized in 1996.

When comparing figures with previous years, it should be noted that the 1998 income from operations was influenced by some special charges:

Effective September 27, 1998, the Philips Consumer Communications (PCC) joint venture with Lucent Technologies was dissolved. The 1998 income from operations incorporated losses related to the unwinding of the joint venture, including value adjustments for obsolete inventories (NLG 351 million) and the subsequent restructuring of the returned PCC activities (NLG 475 million);

A major charge for the restructuring of the Hosiden and Philips Display Corporation (HAPD) joint venture affected income from operations by NLG 103 million;

The write-off of in-process R&D obtained in the acquisition of ATL
Ultrasound and an adjustment made to align ATL to Philips' accounting principles resulted in a non-recurring loss of NLG 513 million;

The write-off of in-process R&D resulting from the acquisition of Active Impulse Systems (AIS) resulted in a charge of NLG 44 million.

At the same time the Company incurred charges, making actuarial adjustments to the value of pension benefit plans due to declining interest rates in various countries (NLG 102 million), to cover the increased risk of non-collection of trade receivables following a major downturn in the Brazilian economy (NLG 88 million) and for other restructuring programs (NLG 148 million).

On January 26, 1999, Philips made a statement to the press, announcing pre-tax charges totaling approximately NLG 2.0 billion in the fourth quarter of 1998.

Taking into account some positive special gains, the net impact of all fourth-quarter charges on the 1998 income from operations came to NLG 1,824 million. Corrected for the gain on the sale of security investments and the lower effective tax rate in 1998 (11%), the net impact on income from continuing operations was NLG 1,568 million. In addition to these charges, income from operations in 1998 was adversely affected by the operational losses at PCC, together with declining profits at Components, which were only partly offset by performance improvements in the Lighting sector and at Origin.

In 1997, income from operations reached an all-time high of NLG 3,777 million (5.8% of sales) compared to NLG 929 million (1.6% of sales) in 1996. Income in 1996 had been affected by substantial restructuring charges of NLG 565 million compared to only NLG 105 million in 1997. Disregarding the impact of lower restructuring costs, the income improvement in 1997 over 1996 was primarily attributable to a strong volume increase, the favorable impact of exchange rates and the elimination of loss-making activities. The erosion of selling prices represented a negative factor that was only partly offset by lower purchase prices and other cost reductions.

At 6.5%, return on net assets (RONA) was significantly below last year's 16.4% (4.2% in 1996) and well short of the long-term RONA target of 24%. The principal reason for the decline was the decrease in income from operations as a percentage of sales, due in large part to the various charges this year. Excluding these charges the RONA would be 14.5%. The turnover rate

INCOME FROM OPERATIONS
as a % of net operating capital (RONA)

                                         1994    1995    1996    1997    1998
                                         ----    ----    ----    ----    ----
                                         15.2    15.4    4.2     16.4    6.5

of net operating capital (2.91) was slightly above that of 1997 (2.84).

RESTRUCTURING

The competitive environment in which Philips organizations operate requires rapid adjustments in organizational structure, product portfolio and customer orientation. In order to accelerate the process of reorganization, a major restructuring program was initiated in 1996 as a result of disappointing profitability and the need to make the organization more flexible to react adequately to changing market conditions. The program led to an ongoing process of restructuring and/or discontinuance of underperforming or non-core activities in 1996, which was continued in 1997 and 1998. Substantially all of the underperforming and non-strategic businesses identified during portfolio analysis have been either discontinued or sold. The main loss-making operations that have been restructured or eliminated over the past two years include Grundig, Philips Media (including Superclub's video rental business), the Data Communication activities and various activities of Industrial Electronics. Businesses that have also been sold include PolyGram, Philips Car Systems, Optoelectronics, a number of Components businesses (Magnetic Heads & Modules, Mechatronics, Photonique, Flat Shadow Masks, Rare Earth and Hard Ferrites), Consumer Electronics' retail and rental activities in Australia and sundry activities such as Philips' travel agency. Moreover, a preliminary agreement was signed on September 27, 1998, for the sale of the conventional Passive Components activities, which transaction was completed in January 1999. The resulting gain will also be recognized in 1999. The Philips Group has also initiated various projects to improve the performance of its operations, including such measures as the closure of factories, the (partial) shift of production facilities to low-wage areas, the consolidation of production centers and the realignment of sales organizations.

Two areas of particularly serious concern in 1998 were the disappointing performance of the liquid crystal display joint venture Hosiden and Philips Display Corporation (HAPD) and the joint venture with Lucent Technologies -- PCC. HAPD was established in April 1997 as a 50/50 joint venture with Hosiden, and in April 1998 Philips increased its shareholding to 80% due to the expected strategic importance of the AM-LCD technology. In view of the continuing losses incurred by this business, it has been decided to restructure large parts of this operation. This resulted in a substantial restructuring charge of NLG 103 million against income from operations in the fourth quarter of 1998.

The PCC joint venture with Lucent Technologies was established on October 1, 1997. Despite ambitious plans for break-even results in the second half of 1998, PCC continued to incur substantial losses due to delays in product introductions of cellular phones, quality problems and product returns. In October 1998, Philips and Lucent agreed to end the joint venture (effective September 27). In connection with the dissolution, Philips received the assets it originally contributed to the joint venture. Subsequently, Philips recognized a restructuring charge of NLG 475 million in the fourth quarter of 1998, including write-offs of inventory totaling NLG 264 million for activities terminated. Further costs relating to the unwinding of the joint venture amounted to NLG 351 million. Ambitions for the short term have been scaled back, the product offering has been streamlined and cost reduction is under way in order to achieve profitability. The Company believes that the consumer communications business is of strategic importance to its Consumer Electronics business because of the synergy effects and natural spin-off to our 'home and away' product areas and the capabilities for our future digital products and home networks.

Furthermore, consumer communications is a rapidly growing market in which the Company believes it has the brand, the skill and the technologies to be a successful player.

As part of the ongoing process of realigning Philips to the anticipated economic environment and in order to enhance efficiency and profitability, the Company has developed plans for a further reduction of the number of manufacturing units over the next four years. This should create a more cost-efficient organization through the sharing of infrastructure and economies of scale. By integrating manufacturing facilities in larger units, closing a number of factories, and outsourcing a portion of its production, Philips envisions a reduction of about one-third of its manufacturing units by the year 2002. The ultimate number will depend on how markets develop over that period. The Company is in the early stage of evaluating the financial consequences of these plans. Any related costs will be expensed in future periods as Philips commits itself to detailed plans.

The total restructuring charges recorded against income from operations in 1998 totaled NLG 726 million, principally for the sectors Consumer Products and Components. In 1997, these charges totaled NLG 105 million, including the release of a provision no longer required.

In addition to the NLG 565 million restructuring charge to income from operations in 1996, an extraordinary charge of NLG 1,226 million was recognized, of which NLG 800 million related to the structural realignment of the former Sound & Vision division.

The costs of the organization in 1998 were 8% higher than in 1997. The relative increase is attributable, in part, to the substantial investments the Company has made in certain strategic areas. In 1998, the Company announced that it would invest an additional NLG 1 billion in brand management and information technology. Various brand management initiatives, including the establishment of Customer Care Centers throughout the world and a Marketing Competence Center, have taken off. Additionally, a major global brand image campaign that will continue into 1999 was launched in the fourth quarter. In the area of IT, the Company has begun upgrading its communications infrastructure to facilitate global communication. Additionally, significant investments have been made in systems in order to address the challenges presented by the euro and Millennium issues.

Employee costs showed a relative decrease of 1% compared to 1997, reflecting the relocation of production facilities to low-wage countries.

Geographically, sales growth in 1998 showed a divergent pattern. In Europe, sales growth increased, but decreased slightly in North America, while growth in Asia was positive but at a substantially lower level than in the previous year. The negative sales trend in Latin America that began in 1997 continued in 1998.

In Europe, all sectors contributed to the comparable sales growth of 10%. The largest increases came from Consumer Products (particularly Consumer Electronics), Origin, Components and Semiconductors. Within Europe, sales growth was principally attributable to the Netherlands, Italy, the United Kingdom and Eastern Europe. The 6% sales increase in the USA and Canada was largely attributable to Consumer Products, while the Professional sector also contributed, particularly Medical Systems.

The decline in sales in Latin America (6%) related solely to Brazil, where sales slumped by 14%. The remainder of the region, particularly Mexico, saw continued growth.

All sectors realized positive growth rates in Asia (overall growth 4% in 1998, following 12% in the previous year), with the largest increases at Consumer Electronics and Semiconductors. By contrast, sales were significantly lower at Domestic Appliances and Personal Care, principally due to the market collapse in the five countries most affected by the financial crisis in Asia: Malaysia, Thailand, Indonesia, South Korea and the Philippines. The countries that made the strongest contribution to the region's sales increase were China, Taiwan and India.

With the exception of Europe, all regions recorded lower operating income. In Europe, notably in Germany, Austria, Belgium, UK and France, income exceeded 1997 levels, with the main contributions from Semiconductors, Lighting and Components. North America was significantly affected by the PCC losses. In Asia, income was lower due to Consumer Products (PCC and other CE) as well as lower results from Components (Display Components and HAPD losses, including a substantial restructuring charge) and Semiconductors. The reduction in income in Latin America, relating entirely to Brazil, was attributable to Consumer Electronics and Components.

SALES PER GEOGRAPHIC AREA
In billions of guilders

                                        1997           1998
                                        ----           ----
North America                           14.8           16.4
Latin America                            4.9            4.6
Europe                                  30.9           32.3
Africa                                   0.6            0.6
Asia                                    12.9           12.3
Australia and New Zealand                1.3            0.9

The net cost of finance in 1998 amounted to NLG 686 million, which was down from last year's NLG 703 million and considerably less than the NLG 890 million in 1996. In 1998, the net cost included non-recurring gains totaling NLG 87 million from the sale of equity investments, principally in Flextronics, which were lower than


INCOME/(LOSS) FROM OPERATIONS PER GEOGRAPHIC AREA
AS A % OF SEGMENT REVENUES

                                        1997           1998
                                       ------         ------
North America                            0.1           (5.5)
Latin America                           (2.6)         (10.2)
Europe                                   4.0            3.8
Africa                                   2.8           (0.7)
Asia                                     6.5            2.9
Australia and New Zealand               (2.4)          (1.6)

the non-recurring gains in 1997 of NLG 158 million, mainly related to Viacom Inc. and Fluke Corporation. Net interest expense decreased by NLG 212 million in 1998, mainly reflecting the lower average debt position, which declined from NLG
12.7 billion in 1997 to NLG 9.0 billion in 1998. In 1998, exchange differences resulted in a loss of NLG 87 million, to a large extent related to increased hedging expenses in emerging markets. Furthermore, some losses were incurred in Eastern Europe, where hard-currency loans were used to finance the US dollar and euro-denominated export-oriented activities. The 1997 gain on exchange differences of NLG 27 million was principally due to the gain on US dollar deposits held in Taiwan, partially offsetting losses in South-East Asia.

Income tax charges totaled NLG 91 million in 1998, compared to NLG 607 million in 1997 and an income tax benefit of NLG 15 million in 1996. This corresponds to an effective tax rate in 1998 of 11%, down from 20% in 1997, and negative 40% in 1996. The decrease in the effective tax rate in 1998 resulted from the utilization of operating loss carryforwards in various countries, mainly in Europe, and releases of valuation allowances. These positive effects were only partly offset by unrecognized losses and by the incidental write-off related to ATL, which are not tax-deductible.

Results relating to unconsolidated companies in 1998 totaled NLG 86 million, compared with NLG 206 million in the year 1997. The principal businesses, Taiwan Semiconductor Manufacturing Co. (TSMC) and ASM Lithography, generated significantly lower income than in 1997 due to the global slump in the semiconductor industry and the crisis in Asia. This was partially offset by lower losses at Navigation Technologies Corporation (NavTech). Income in 1997 of NLG 206 million was below the NLG 320 million in 1996 due to TSMC's lower income and substantial losses at NavTech. Additionally, the 1997 figure included the Company's share in the Grundig losses through June 30 and the HAPD losses from April 1. These were only partly offset by incidental gains from the sale of business interests such as the 25% shareholding in Bang & Olufsen.

The share of other group equity in group income totaled a positive NLG 374 million in 1998, compared with NLG 39 million in 1997 and NLG 96 million negative in 1996. The positive figure in 1998 is accounted for by third parties sharing in the substantial losses incurred by the PCC and HAPD joint ventures. As such, the minority interest in the losses partially offset the operating losses included in income from operations.

Compared to 1996, the reduction in third-party minority interests in 1997 group income was due to the settlement in relation to Grundig involving the discontinuance of dividend payments and other obligations.


NET INCOME

Income from continuing operations was NLG 1,192 million in 1998, or NLG 3.31 per common share, compared to NLG 2,712 million, or NLG 7.76 per common share, in 1997 and NLG 278 million, or NLG 0.81 per common share, in 1996.

Income from discontinued operations represents Philips' 75% share in the operations of PolyGram N.V. through December 10, 1998, and amounted to NLG 462 million in 1998, NLG 579 million in 1997 and NLG 445 million in 1996.

Philips sold its shares in PolyGram to The Seagram Company Ltd. on December 10, 1998, and in connection with this sale recognized a gain of NLG 10,675 million, free of taxes.

Extraordinary items in 1998 totaled a net gain of NLG 1,010 million, compared to a NLG 2,442 million gain in 1997. Major items were Car Systems at a net gain of NLG 836 million and Optoelectronics at a net gain of NLG 171 million. Several smaller items were also included, such as provisions for the costs relating to early repayment of debt.

The 1997 gain was principally attributable to the sale of part of Philips' shareholding in TSMC (net gain NLG 1,979 million), the sale of the 50% shareholding in United & Philips Communications, the sale of a third tranche of the Company's shares in ASM Lithography and various other divestments. These gains were partially offset by the final settlement relating to Grundig, which resulted in a significant extraordinary loss.

Included in 1996 was an extraordinary loss of NLG 1,313 million, primarily attributable to the Grundig losses, the structural realignment of the former Sound & Vision division and the restructuring and discontinuance of various businesses. These were partly offset by gains from the sale of the second tranche of ASM Lithography shares. Net income in 1998 -- including PolyGram -- reached an all-time high of NLG 13,339 million (NLG 37.05 per common share), compared to the previous record of NLG 5,733 million (NLG 16.41 per common share) in 1997. The Company incurred a net loss of NLG 590 million (NLG 1.73 per common share) in 1996.

US GAAP

The Group financial statements have been prepared in accordance with Dutch GAAP, which differs in certain respects from US GAAP. Net income determined in accordance with US GAAP would result in a profit of NLG 13,090 million in 1998, compared with NLG 5,881 million in 1997 and a loss of NLG 866 million in 1996. These aggregate amounts correspond to basic earnings per common share of NLG
36.36 in 1998, NLG 16.83 in 1997 and a loss of NLG 2.53 per common share in 1996.

The difference between income in accordance with Dutch GAAP versus US GAAP arises from, among other things, amortization of goodwill for acquisitions prior to 1992 and pension accounting.

Certain losses relating to higher accumulated benefit obligations compared to the market value of the plan assets or the existing level of pension provisions were reported as a charge to income under Dutch GAAP totaling NLG 74 million in 1998 (1997: NLG 139 million), whereas under US GAAP these amounts have been capitalized as an intangible asset or included in comprehensive income.

Part of the restructuring charge in 1998, NLG 51 million, failed to meet the US GAAP requirements, because the restructuring had not been publicly announced in sufficient detail before the balance sheet date, and as a consequence has to be recorded in the 1999 income statement.

For US GAAP purposes a major restructuring provision for Grundig was recognized in 1996 whereas under Dutch GAAP it had been taken in 1995; 1996 financials also included the reversal of the put option liability to outside shareholders of Grundig which under US GAAP had been recognized in 1995.

Furthermore, in 1997 the US GAAP adjustments included the NLG 127 million gain on the sale of a 50% shareholding in UPC that under Dutch GAAP had already been recognized in 1995.

Reference is made to note 25 to the consolidated financial statements for a description of the primary differences between Dutch and US GAAP and the earnings per share information.

DIVIDEND

A proposal will be submitted to the General Meeting of Shareholders to declare a dividend of NLG 2.20 per common share (compared with a dividend to shareholders of NLG 2.00 per common share for 1997). The consolidated financial statements presuppose the adoption of this proposal, which will result in a total dividend payment of NLG 794 million (compared with NLG 716 million for 1997).

SHARE REDUCTION PROGRAM

As part of the share reduction program and apart from the dividend proposal, a proposal will be submitted to the General Meeting of Shareholders to reduce the nominal share capital by distributing a cash amount of NLG 9.07 per common share to all Philips shareholders. This program will be combined with the redenomination of the share capital in the euro, whereby each common share will have a par value of 1 euro. The transaction is expected to be effected mid-1999.

SEGMENT SALES AND INCOME FROM OPERATIONS

In order to comply with the additional segment reporting requirements outlined in SFAS No. 131 'Disclosures about Segments of an Enterprise and Related Information', issued by the Financial Accounting Standards Board of the USA in June 1997, the Board of Management has adjusted the Company's external segmentation as of January 1, 1998. For the sake of comparability, the segment information for 1997 and 1996 has been restated.

The following segments are reported separately: Lighting, Consumer Products, Components, Semiconductors, Professional, Origin, Miscellaneous and Unallocated. For a comprehensive business description of the various Product Divisions, refer to the relevant section in the consolidated financial statements (note 26).

In order to facilitate a unified marketing approach for all consumer products and to pave the way for the implementation of an integrated strategy for high-volume electronics, the former divisions Sound & Vision, Business Electronics and Industrial Electronics have been regrouped as of January 1, 1998. The PC Peripherals activities of Business Electronics, Philips Consumer Communications and Sound & Vision now form a new division called Philips Consumer Electronics. The 'new' Business Electronics division comprises its former professional businesses, plus the activities of the former Industrial Electronics division.

At year-end 1997, Philips signed an agreement with Mannesmann VDO of Germany to sell the Philips Car Systems business. For the sake of comparability, the 1997 and 1996 contributions of this division have been included in the Miscellaneous sector. Similar reclassifications to Miscellaneous were made in prior years for the Grundig and Philips Media activities that were sold and/or discontinued towards the end of 1996 and 1997, respectively.

LIGHTING

Sales in the Lighting sector in 1998 decreased to NLG 9.8 billion from NLG 10.0 billion in 1997, reflecting a nominal decrease of 2%. Adjusted for currency movements (a decrease of 3%), sales on a comparable basis were 1% higher, with volume growth of 4% being largely offset by price erosion of 3%. For the division as a whole, growth continued in Europe and in Asia, partly offset by minor decreases in North America and Latin America.

Income from operations in 1998 rose to NLG 1,311 million, or 13.2% of segment revenues, compared to NLG 1,151 million, or 11.3% of segment revenues, in 1997. Income benefited from cost savings associated with prior restructuring actions, purchasing efficiencies and an improved product mix. Income included a non-recurring gain of NLG 67 million from the sale of a factory building in Spain.


LIGHTING
in billions of guilders

                                    1994      1995      1996      1997      1998
                                    ----      ----      ----      ----      ----
intersegment sales                   0.2       0.1       0.1       0.1       0.1
sales (excluding intersegment
  sales)                             8.1       8.4       8.9      10.0       9.8


The nominal sales increase in 1997 over 1996 was 13%, with sales increasing to NLG 10.0 billion from NLG 8.9 billion. Changes in currency rates had a positive effect on sales of 8%, while changes in consolidations had a minor positive effect. Excluding these factors, sales growth on a comparable basis was 5%, comprising 8% volume growth that was partly offset by 3% price erosion. Income from operations in 1997 improved to NLG 1,151 million, or 11.3% of segment revenues, up from 1996 income of NLG 702 million, or 7.8% of segment revenues.

Income in 1997 benefited from cost savings associated with prior restructuring actions, ongoing development of Philips' manufacturing base in low-cost countries, better control of costs throughout the organization and an improved product mix. Currency movements also had a minor positive influence.


LIGHTING income from operations
in billions of guilders

                                    1994      1995      1996      1997      1998
                                    ----      ----      ----      ----      ----
                                    0.94      0.98      0.70      1.15      1.31

CONSUMER PRODUCTS

Sales in this sector rose 9% to NLG 27.5 billion from NLG 25.3 billion in 1997. On a comparable basis the growth was 7%. Consolidation changes -- notably the consolidation of Lucent Technologies' Consumer Products division as of October 1, 1997, through its subsequent dissolution effective September 27, 1998 -- had a positive effect on sales of 3%, partly offset by the negative effect of lower currency exchange rates of almost 2%. Prices suffered a 13% decrease and volume increased by 20%.

Income from operations in the sector fell to a loss of NLG 613 million, or 2.2% of segment revenues, compared with a profit of NLG 738 million, or 2.7% of segment revenues, in 1997. The 1998 figure included the significant losses at the PCC joint venture of NLG 1,839 million, in part relating to various non-recurring charges of NLG 826 million in connection with the dissolution of the joint venture, part of which related to restructuring charges totaling NLG 475 million. In 1997, PCC incurred operating losses of NLG 602 million. Excluding the PCC losses, income in the sector was almost at the same level as in 1997, helped by a significant increase in license revenues and benefiting from restructuring programs carried out in prior years.

CONSUMER PRODUCTS
in billions of guilders

                                        1994   1995   1996   1997   1998
                                        ----   ----   ----   ----   ----
intersegment sales                       2.2    2.4    1.8    1.6    0.6
sales (excluding intersegment sales)    19.2   19.1   21.2   25.3   27.5

CONSUMER PRODUCTS
income/(loss) from operations
in billions of guilders

                                        1994   1995   1996   1997   1998
                                        ----   ----   ----   ----   ----
                                        0.83   0.46   0.42   0.74   (0.61)

At NLG 25.3 billion, sales in 1997 were 19% higher than the 1996 sales of NLG
21.2 billion. However, adjusted for the favorable effects of higher currency exchange rates (8%) and consolidation changes (4%), comparable growth totaled 7%. Lower prices had a negative impact of 10%, whereas sales volume had a positive effect of 17%. Income from operations in the sector rose to NLG 738 million, or 2.7% of segment revenues, in 1997, up from NLG 421 million, or 1.8% of segment revenues, in 1996. The improvement was primarily attributable to higher income for Domestic Appliances and Personal Care, higher license revenues and the fact that 1996 income had been affected by a restructuring charge of NLG 48 million (in addition to the NLG 800 million restructuring provisions charged to extraordinary income in 1996).

CONSUMER ELECTRONICS

Sales on a comparable basis increased by 9%. Steep volume growth of 24% was partly offset by price erosion of 16%, which was particularly strong in peripherals (monitors), video products and communications (telephony). Sales in Video increased strongly in spite of decreased markets, particularly in Western Europe and North

America. Most of the increase was attributable to TV and TV/VCR combinations. The sales growth in Audio was primarily from CD-Recordable and Portable Audio products and was substantially in excess of the declining markets. Booming sales in Digital Video (e.g. DVD and Internet TV) contributed strongly to the division's growth. Despite the pressure on worldwide PC markets and increasing price erosion, sales in PC Peripherals (Monitors, Add-on Cards etc.) maintained substantial growth. The strong sales increase in Communication products occurred primarily in GSM mobile phones in Europe, Asia and Latin America. Market shares increased in all business segments (Wireless and Wired).

Income from operations showed a loss, primarily due to the PCC losses, compared with a profit in 1997. In addition to the non-recurring and restructuring charges, the losses were caused by delays in the introduction of new products, among many other factors. The investment in a restructuring program is designed to streamline the product offering and to reduce costs in order to achieve profitability for the remaining business, which will focus on core strengths in GSM technology, corded and cordless phones. Most of the other consumer electronics businesses reported a profitable performance in 1998, but at a lower level than in 1997, partly due to the impact of the difficult economic situation in Brazil. Higher start-up costs for new activities, development costs, and continuing price erosion -- especially in Monitors -- further contributed to the decline in income.

Sales in 1997 grew by 21%. Disregarding the positive effects of consolidation changes (5%) -- notably the start-up of the PCC joint venture from October 1, 1997 -- and currency changes (8%), the growth was 8% on a comparable basis. This comprised 12% lower prices and 20% higher volume.

Income from operations in 1997 showed a higher loss, primarily attributable to the PCC joint venture, whose losses related to the development and introduction of new products, delayed product launches affecting operating margins and substantial costs for the integration and ramping-up of a global organization. Disregarding PCC, income from operations in this division rose sharply in 1997, benefiting strongly from prior-year restructuring actions designed to streamline business processes and reduce costs. The streamlining process and savings on purchases from other parties led to improved productivity, which -- in combination with outsourcing -- led to a significant reduction in the workforce.

DOMESTIC APPLIANCES AND PERSONAL CARE

Sales in 1998 decreased slightly compared with 1997, mainly in connection with sharply decreasing markets in Asia, Latin America and Eastern Europe. Overall sales growth in Western Europe and North America was maintained at a high level. From a business perspective, sustained strong growth was achieved in Personal Care products, with Cool Skin shavers contributing strongly. In the Domestic Appliances and Cooking & Comfort businesses, sales ended lower than in 1997 due to higher exposure to the regions affected by the economic slowdown. Income from operations in 1998 was lower -- following last year's steep increase -- and reflects the lagging sales development. In addition, costs increased partly because of restructuring charges and higher expenses for advertising and promotion relating to new product introductions. Restructuring involved the relocation of various industrial facilities. In spite of unfavorable market conditions, Personal Care maintained its strong income level, while Cooking & Comfort recorded good results, especially in Irons. Restructuring charges affected income in Domestic Appliances, which was further affected by its high exposure to the regions where markets have decreased.

Nominal sales growth in 1997 was 10%. However, excluding currency impacts, sales grew 3% on a comparable basis, primarily driven by 4% higher volume.

Income from operations in 1997 rose steeply, continuing a rise that started in the year before. The 1997 results reflected the strong performance of the Reflex Action shaver and successful introductions of new products, as well as the effect of the discontinuance of the loss-making Regina vacuum cleaner business in the USA.

COMPONENTS

Sales in 1998 grew by 4% to NLG 8.4 billion from NLG 8.1 billion in 1997. Consolidation changes -- principally HAPD, which was consolidated from April 1 upon acquisition of an additional 30% shareholding -- had a net positive effect on sales of 1%, while currency changes had a negative effect of 2%. Comparable sales growth came to 5% and was in excess of the market, which fell by 9%. Substantial volume growth of 21% was partly offset by strong price erosion of 16%, principally relating to Color Monitor Tubes, due to excess capacity in the industry, and Optical Storage. Nearly all businesses contributed to the division's growth, predominantly Optical Storage, General System Components and Flat Display Systems (particularly LCD displays). The largest increase was in Europe; Asia also recorded positive growth in spite of the economic crisis, while North America was slightly down, and sales in Brazil were significantly lower, due to worsening economic conditions.

COMPONENTS
in billions of guilders

                                           1994     1995    1996    1997    1998
                                           ----     ----    ----    ----    ----
intersegment sales                          2.9      3.1     3.3     3.1     3.2
sales (excluding intersegment sales)        4.6      5.4     6.3     8.1     8.4

Income from operations in 1998 totaled NLG 98 million, or 0.8% of segment revenues, compared to NLG 562 million, or 5.0% of segment revenues, in 1997. The decline in income is partly due to the NLG 223 million losses of HAPD, of which NLG 103 million was charged to income for the planned restructuring in Japan, in order to bring forward the point in time when this strategic business in active matrix LCDs starts contributing to income. Significant price erosion in Display Components (monitors), Optical Storage and Passive Components accounted for a further decrease in results, in spite of being partly offset by higher results in General System Components and Magnetic Products.

In 1997, sales in this sector increased to NLG 8.1 billion from NLG 6.3 billion in 1996, a

COMPONENTS income from operations
in billions of guilders

                                        1994   1995   1996   1997   1998
                                        ----   ----   ----   ----   ----
                                        0.42   0.67   0.70   0.56   0.10

27% nominal increase. Adjusted for consolidation changes (12%, principally Hua Fei Colour Display Systems -- China) and exchange rate fluctuations (10%), comparable sales growth was 5%, which was in line with the market. Significant price erosion (14%) was more than offset by the 19% volume increase. Income from operations in 1997 fell to NLG 562 million, or 5.0% of segment revenues, from NLG 696 million, or 7.3% of segment revenues, in 1996. This was substantially due to a non-recurring charge to 1997 income in connection with the discontinuance of some business operations in Eastern Europe.

SEMICONDUCTORS

Sales in 1998 were NLG 7.1 billion, 2% up from NLG 6.9 billion in 1997. Adjusted for currency changes (decrease of 3%), the comparable sales growth was 5%. Volume growth was 15%, more than offsetting price erosion of 10%. The strongest contribution to the division's growth came from Consumer Systems and Telecom ICs. The regions that accounted for the increase were Europe and Asia. The division's sales growth was clearly in excess of that of the total semiconductor market, which decreased as a consequence of gloomy PC markets and deteriorating economic conditions in Asia. In the provisional Dataquest ranking, Philips Semiconductors climbed from ninth position to eighth.

Income from operations of NLG 1,687 million, or 19.3% of segment revenues, was almost level with last year's NLG 1,700 million, or 20.3% of segment revenues. This achievement is mainly attributable to product, manufacturing and investing policies that have been pursued in an industry that as a whole has been sharply affected by the Asian crisis and by overcapacity. Weakening of the market led to lower capacity utilization in the second half of the year and increased price erosion.

In 1997 sales of NLG 6.9 billion were 24% higher than the previous year's NLG
5.6 billion. On a comparable basis, mainly adjusted for the 9% positive currency effect, growth was 14%. Price erosion in 1997 was relatively high at 10% -- up from 8% in 1996 -- but this was more than offset by 24% growth in terms of volume compared with 9% in 1996.

Nevertheless, income from operations more than doubled compared to 1996 due to higher levels of activity, which led to much-improved factory utilization and to positive currency effects,


SEMICONDUCTORS
in billions of guilders

                                        1994   1995   1996   1997   1998
                                        ----   ----   ----   ----   ----
intersegment sales                      0.9    0.9    1.2    1.5    1.6
sales (excluding intersegment sales)    4.2    5.3    5.6    6.9    7.1

SEMICONDUCTORS income from operations
in billions of guilders

                                        1994   1995   1996   1997   1998
                                        ----   ----   ----   ----   ----
                                        1.18   1.56   0.80   1.70   1.69

especially from the US dollar. Income was affected both in 1997 and 1996 by costs relating to the start-up of the MOS-4 submicron facility in Nijmegen, the Netherlands.

PROFESSIONAL

Sales in the Professional sector totaled NLG 10.0 billion in 1998, a 5% nominal increase over sales of NLG 9.5 billion in 1997. Adjusted for the impact of consolidation changes (down 1%, the net effect of the sale of the radiotherapy business in 1997 partially offset by the ATL Ultrasound acquisition in 1998) and the negative influence of exchange rate fluctuations (down 1%), comparable sales growth amounted to 7%. Sales volumes were up 12%, more than offsetting the impact of price erosion of 4%. Both Medical Systems and Business Electronics contributed to the sector's growth by 6% and 9%, respectively.

Income from operations in 1998 was a loss of NLG 122 million, or 1.2% of segment revenues, compared with income of NLG 456 million, or 4.6% of segment revenues, in 1997. Disregarding the NLG 557 million non-recurring charges for in-process R&D, goodwill amortization relating to the new consolidations of ATL Ultrasound and Active Impulse Systems, and other charges to align ATL to Philips' accounting policies, income for the sector totaled NLG 435 million. The remaining decrease from 1997 was attributable to the lower sales in some of the businesses of Business Electronics, which required additional restructuring charges of NLG 49 million and other non-recurring charges in 1998. However, despite higher one-time costs of the organization, Medical Systems' income was positively affected by the additional contribution from the ATL Ultrasound operations.

In 1997, this sector generated sales of NLG 9.5 billion, compared to NLG 8.5 billion in 1996, a nominal increase of 12%. Excluding consolidation changes (8% negative) and changes in currency exchange rates (9% positive), sales on a comparable basis increased by 11%, consisting of 5% growth in Medical Systems and 16% in Business Electronics. In terms of volume, sales rose 14%, while the average price level was 3% lower than in 1996.

Income from operations was NLG 456 million, or 4.6% of segment revenues, in 1997, up from NLG 40 million, or 0.5% of segment revenues, in 1996. Income benefited primarily from the turnaround in income of the Business Electronics activities.

PROFESSIONAL
in billions of guilders

                                        1994   1995   1996   1997   1998
                                        ----   ----   ----   ----   ----
intersegment sales                       0.2    0.2    0.2    0.3    0.2
sales (excluding intersegment sales)     6.8    7.5    8.5    9.5   10.0

PROFESSIONAL income/(loss) from operations in billions of guilders

                                         1994    1995    1996    1997    1998
                                         ----    ----    ----    ----    -----
                                         0.39    0.38    0.04    0.46    (0.12)

MEDICAL SYSTEMS

In 1998, Medical Systems recorded 6% comparable sales growth. Excluding ATL, the business grew virtually in line with the development of the market. The remaining growth was due to the acquisition of ATL. Volume increased by 10%, which was partly offset by price erosion of 4%. The regions North America and Eastern Europe, in particular, contributed to this increase, while Western Europe recorded limited growth. The businesses which contributed most were Ultrasound -- through the acquisition of ATL -, Universal, Cardio/Vascular and Customer Support. Income from operations showed a loss in 1998. Excluding ATL write-off, income increased by 10%. The acquisition of ATL resulted in a fourth-quarter charge of NLG 401 million for the write-off of in-process R&D obtained in this strategic acquisition. Disregarding this charge and certain other charges totaling NLG 112 million in connection with ATL, income benefited from the contribution of ATL's normal operations from the time of acquisition.

The 1997 sales increased by 5% on a comparable basis in line with the development of the market, consisting of 9% volume growth and 4% price erosion.


IN-PROCESS R&D

As of the acquisition date there were three main products in development. Specific projects under development in different technology areas are those related to, among other things, scanheads, image acquisition, signal and image processing, 3-dimensional techniques and contrast agents. All of these projects have specific goals in areas such as breakthrough technologies, cost reduction and efficiency, and application-oriented developments. The outcome of these projects will strengthen Medical Systems' offerings in the cardiology area and in general imaging, while ultimately core functionality for the next-generation platform will become available. The products in which these new developments are to be used will be ready between 1999 and 2002.

The acquired in-process R&D consists of ATL's work to date on the projects described above. This work is very specific to the tasks and markets for which it is intended. There are no alternative uses for the in-process work in the event that the proposed products do not prove feasible and none of the future products involved have demonstrated their technological or commercial feasibility as of the valuation date. Significant risks exist because it is uncertain what obstacles will be encountered in the form of time and cost necessary to produce technologically feasible products. It is unlikely that the Company will be able to realize any value from the sale of this technology to another party. Furthermore, it is reasonable to assume that the projects would require significant amounts of time and research and development to complete the product.

An income approach was used in valuing the acquired in-process R&D, which reflects the present value of the operating cash flows generated by the in-process R&D taking into account the costs to complete the projects, the relative risks of the projects, the contribution of other assets and an appropriate discount rate to reflect the time value of invested capital.

Income from operations in 1997 was flat compared to 1996 because of the impact of non-recurring charges in 1997. Disregarding these items, income benefited mainly from efficiency improvements and stronger currencies, which outweighed the effects of price erosion and higher cost levels.

BUSINESS ELECTRONICS

Sales growth on a comparable basis was 9% in 1998. The growth was mainly attributable to Digital Videocommunication Systems (DVS), Projects and Electronic Manufacturing Technology. Latin America and Europe contributed the larger part of the increase. The decrease in the Asia Pacific region is related to the completion of the Telstra project in Australia, which more than offset the significant increase in Asia as a whole. Sales in North America were virtually flat.

Income from operations was a loss in 1998 compared with a profit in 1997. The loss primarily arose due to the write-off of in-process R&D of NLG 44 million related to the acquisition of AIS-USA and to charges for the restructuring of DVS/BTS-USA and FEI-USA. Positive income developments arose in Electronic Manufacturing Technology, Fax equipment and DVS-Digital Receivers.

In 1997, sales growth was 16% on a comparable basis as adjusted for consolidation changes (7% negative) and currency changes (10% positive), thus outpacing the market in a number of businesses.

Income from operations saw a major turnaround to a profit in 1997, from a significant loss in 1996. This reflects the benefits of restructuring processes, volume increases and tight cost control in the businesses.

ORIGIN

Origin's 1998 sales increased to NLG 2.3 billion from NLG 1.9 billion in 1997, a nominal increase of 25%. Exchange rate differences had a positive effect of 1%, resulting in comparable sales growth of 24%. This was primarily due to Enterprise Solutions and partly to Millennium-related services. Sales growth was mainly achieved in Europe, particularly in the Netherlands, the United Kingdom, Germany and France.

Income from operations rose to NLG 130 million, or 3.6% of segment revenues, which reflected a major turnaround from last year's break-even situation. This was primarily attributable to the strong sales growth and the focus on improving operational efficiency throughout the organization.

ORIGIN
in billions of guilders

                                       1994    1995    1996    1997    1998
                                       ----    ----    ----    ----    ----
intersegment sales                      0.5     0.6     1.0     1.0     1.3
sales (excluding intersegment sales)    0.2     0.3     1.4     1.9     2.3

ORIGIN income/(loss) from operations
in billions of guilders

                                         1994    1995    1996    1997    1998
                                         ----    ----    ----    ----    ----
                                         0.04    0.03   (0.16)   0.00    0.13

Sales in 1997 were NLG 1.9 billion, an increase of 30% in nominal terms. Excluding favorable currency effects (9%), the growth was 21% on a comparable basis following the start-up year of 1996.

Income from operations was zero in 1997 compared to a substantial loss of NLG 160 million in 1996, which included restructuring charges of NLG 96 million mainly relating to the merger of Philips C&P with BSO/Origin. Origin's loss-making screenphone business was discontinued in 1997 and the related costs were recorded as an extraordinary loss.

MISCELLANEOUS

The businesses grouped in this sector recorded sales of NLG 2.0 billion in 1998, which was 45% below the NLG 3.7 billion sales in the preceding year. Changes in consolidation -- principally Philips Car Systems -- resulted in a decrease of 46%. On a comparable basis, sales growth was 6%, which was predominantly caused by growth in Philips Machinefabrieken and PMF, offsetting decreases in various other activities.

Income from operations fell to a loss of NLG 102 million, or 4.1% of segment revenues, from a profit of NLG 30 million, or 0.6% of segment revenues, in 1997. This was primarily due to the fact that activities divested in previous years, such as Philips Car Systems and some Communication Systems activities, no longer contributed to income in 1998. In addition, certain activities experienced lower profitability, principally Machinefabrieken (as a result of the downturn in the semiconductor industry) and Hearing Instruments. Philips' Plastics and Metalware Factories on the other hand maintained income performance at 1997's level. Research activities increased in 1998. A reduction in operating losses occurred as a result of a higher activity level of internal contract research and lower organization costs due to lower staffing levels.

MISCELLANEOUS
in billions of guilders

                                         1994    1995    1996    1997    1998
                                         ----    ----    ----    ----    ----
intersegment sales                        1.9     2.2     1.3     0.9     0.5
sales (excluding intersegment sales)      9.3     9.7     7.8     3.7     2.0

Sales in 1997 amounted to NLG 3.7 billion, down 52% from the year-earlier sales of NLG 7.8 billion. This was substantially due to consolidation changes, including Grundig and Philips Media (both divested), ASM Lithography (deconsolidated March 31, 1996) and the former Communication Systems and Superclub activities (both phased out). Disregarding the consolidation changes (negative impact 67%) and currency influences (8%), sales growth on a comparable basis was 6%, attributable to a 10% volume increase that was partly offset by more than 4% lower prices.

MISCELLANEOUS income/(loss) from operations in billions of guilders

                                          1994     1995    1996    1997    1998
                                         ------   ------  ------  -----   ------
                                         (0.68)   (0.52)  (0.72)   0.03   (0.10)

Income from operations in 1997 totaled NLG 30 million, or 0.6% of segment revenues, compared to a loss of NLG 722 million, or 8.0% of segment revenues, in 1996. The turnaround was largely attributable to the divestiture and phasing-out of various unprofitable businesses such as Grundig, Philips Media and Superclub.


RESEARCH AND DEVELOPMENT

Management believes that continuous efforts to sustain the strong performance in the field of R&D are of the utmost importance to Philips in order to preserve and strengthen the competitive position the Company now holds in its various markets. Through substantial investments in R&D, Philips has created a huge knowledge base. Each year, new technological breakthroughs are added to Philips' long list of research successes. Recent advances applied in consumer products include Natural Motion, a system that eliminates judder from television and film pictures and is applied in high-end TV sets and video-conferencing systems, and Incredible Surround sound and UltraBass, two innovations in digital signal processing that have enhanced the perception of sound. Our speech recognition technology is to be found in a growing number of products in both the business and consumer sectors. R&D spending in 1998 was NLG 4,513 million, compared to NLG 4,057 million in 1997 and NLG 4,050 million in 1996. R&D spending in 1998 equates to 6.7% of Group sales (or 7.0% of sales excluding Origin, which does not engage in R&D) compared with 6.2% in 1997 and 6.8% in 1996.

Expenditures on R&D are included in direct cost of sales and reported in the Miscellaneous product sector.

RESEARCH AND DEVELOPMENT expenditures
as a % of sales

                                          1994     1995    1996    1997    1998
                                          -----    -----   -----   -----   -----
                                           7.1      6.9     6.8     6.2     6.7


INTELLECTUAL PROPERTY MANAGEMENT

An indicator of Philips' innovative activity is its significant portfolio of intellectual property rights, a key asset that is managed to enhance the competitive position of the various Philips businesses. In a business environment that is becoming increasingly knowledge-driven, it is Philips' policy to protect and develop its intellectual property. Corporate Patents and Trademarks is responsible for the creation of a balanced portfolio that will give Philips maximum freedom in its commercial activities. It also provides support in respect of standard-setting and license revenues. The control of the size and composition of the Philips patent portfolio is proactive and intended to meet the needs of the various businesses.

In 1998, Philips filed 1,300 new patent applications and more than 1,000 worldwide patent families based on new patent filings made in 1997. In today's marketplace, branding has become a crucial issue. Corporate Patents and Trademarks ensures that Philips is able to conduct commercial activities in all relevant countries under the Philips brand name and certain trademarks selected for individual products.

COOPERATIVE BUSINESS ACTIVITIES AND UNCONSOLIDATED COMPANIES

Since its founding, Philips has engaged from time to time in cooperative activities with other organizations. Philips' principal cooperative business activities and participations, and the main changes therein, are set out below.

Taiwan Semiconductor Manufacturing Company Limited (TSMC) is a semiconductor foundry operation in which Philips has 27.6% ownership. During 1998, Philips' interest was reduced by 0.6% due to dilution arising from incentive plans for TSMC management. Nevertheless, Philips remains the largest shareholder in TSMC. The global slump in the semiconductor business as well as the Asian crisis significantly affected TSMC's income performance in 1998, which fell by approximately 15%.

Philips, TSMC and EDB Investments have announced a new joint venture which plans to build a new USD 1.2 billion wafer fab plant in Singapore. Construction will start in 1999, and production is planned to start in 2000. Philips expects to have a 48% interest in this joint venture once it is formed and will be entitled to use 60% of production capacity.

ASM Lithography Holding N.V. (ASML), based in the Netherlands and ranking second in the world lithography market, develops, manufactures and markets waferstepper equipment for the semiconductor industry. As part of a long-standing relationship, Philips Research and Philips' Center for Manufacturing Technology perform contract work for ASML. Philips has agreed not to sell its 23.9% shareholding until after March 2000. Philips' share in 1998 income of ASML was affected by adverse developments in the semiconductor industry resulting in a drastic cut in investment levels in new equipment.

In the People's Republic of China, Philips currently has some 20 operational business alliances that engage in manufacturing and marketing activities. Generally, these companies are not wholly owned; most of them are consolidated and some are reported as unconsolidated companies. The total investments in China have exceeded USD 1 billion, and with approximately 17,000 employees in China and more than 5,000 in Hong Kong, Philips is one of the larger private employers in the region. Philips is active in a wide range of activities, but has particularly strengthened its position in consumer electronics, cellular phones and components, maintaining strong positions in shavers, CD, energy-saving lamps and semiconductors. All product divisions in China are profitable, and posted considerable sales growth in 1998.

Navigation Technologies Corporation (NavTech) of the USA is engaged in the development of software databases for digital maps to be used for car navigation purposes. In 1999, Philips has found a new business partner and sold part of its shares in NavTech: this is of considerable importance to the future development of NavTech. As a consequence, Philips' interest in NavTech has been reduced to a minority shareholding.

CASH FLOWS

The dominant factor in this year's cash flow is the sale of Philips' 75% shareholding in PolyGram to The Seagram Company of Canada, which produced NLG
11.3 billion net cash proceeds. The total compensation from the sale of PolyGram was NLG 14.4 billion, of which NLG 3.1 billion in Seagram shares.

The 1998 cash flow before financing activities was NLG 1,540 million, compared with NLG 7,173 million in 1997 and a cash outflow of NLG 2,038 million in 1996.

Our objective of achieving a 'free' cash flow (cash flow minus the net proceeds from the sale and purchase of business interests and non-current financial assets) of more than NLG 1 billion was again achieved in 1998, when it totaled NLG 1,642 million. This compares to NLG 3,984 million in 1997 and a cash outflow of NLG 2,453 million in 1996.

CASH FLOW
in billions of guilders

                                                            1996   1997   1998
                                                            ----   ----   ----
net cash provided by operating activities                    2.0    7.1    4.7
purchase/proceeds businesses and financial assets            0.4    3.2   (0.1)
net investments property, plant and equipment               (4.4)  (3.1)  (3.1)
cash flows before financing activities                      (2.0)   7.2    1.5

The cash flow from operating activities totaled NLG 4,715 million, which is significantly less than last year's NLG 7,073 million (NLG 2,008 million in 1996). The primary causes of this reduction were the decline in income from operations and a decrease in cash generated by working capital to NLG 0.6 billion, compared to NLG 1.1 billion in 1997. The lower increase in accounts payable compared with last year was the main factor, with an additional effect of a higher increase in receivables. The reduced investment in inventories had an offsetting effect on total cash flow from working capital compared to 1997. Expressed as a percentage of sales, inventories fell to an all-time low of 14.0% in 1998, compared to 15.2% at year-end 1997 and 16.0% at the end of 1996. On a comparable basis, excluding currency effects and consolidation changes, the ratios are 14.8%, 15.3% and 16.7%, respectively.

Outstanding trade receivables at the end of 1998 were the equivalent of 1.3 months' sales and remained unchanged from 1997 and 1996, respectively.

Investing activities required a net cash flow of NLG 3.2 billion, compared to a cash inflow of NLG 0.1 billion in 1997 and a cash requirement of NLG 4.0 billion in 1996. Capital expenditures of NLG 3.6 billion were level with the amount of NLG 3.6 billion in 1997, but substantially below the NLG 4.8 billion in 1996.

Cash required for the purchase of and investment in businesses amounted to NLG
1.9 billion. The acquisition of ATL Ultrasound and Active Impulse Systems required NLG 1.7 billion, and the additional debt funding of NavTech amounted to

INVENTORIES
as a % of sales

                                   1994      1995      1996      1997      1998
                                   ----      ----      ----      ----      ----
                                   18.2      20.1      16.0      15.2      14.0

NLG 0.2 billion. The sale of Philips Car Systems produced cash revenues of NLG
1.1 billion.

By comparison, the sale and acquisition of business interests in 1997 produced net cash totaling NLG 3.0 billion, which included the sale of a 5.4% shareholding in TSMC, an 11.5% shareholding in ASM Lithography, a 50% shareholding in United & Philips Communications, the Smart Card activities, a 25% shareholding in Bang & Olufsen and various Philips Media activities. Acquisitions included a 50% shareholding in HAPD Japan, an additional shareholding in Origin and debt funding of NavTech.

The net cash proceeds of NLG 0.3 billion in 1996 comprised the sale of ASML shares, parts of PKI Germany and TRT France, versus investments made in shares in La Radiotechnique and BSO/ Origin.

The cash flow before financing activities of NLG 1.5 billion was used to repay interest-bearing debt totaling NLG 1.0 billion and for the payment of dividends in 1998 amounting to NLG 719 million. Furthermore, NLG 345 million net cash was used for treasury stock transactions. In 1997, the larger part of the net cash inflow of NLG 7.2 billion was used to repay interest-bearing debt totaling NLG
5.0 billion, while the dividend payment in 1997 amounted to NLG 557 million. Additionally, NLG 251 million net cash was used for treasury stock transactions. In 1996, the net cash outflow of NLG 2.0 billion required NLG 2.2 billion additional borrowings.

OUTSTANDING TRADE RECEIVABLES
in months' sales

                                   1994      1995      1996      1997      1998
                                   ----      ----      ----      ----      ----
                                    1.5       1.5       1.3       1.3       1.3

FINANCING

Total debt was NLG 7.9 billion at December 31, 1998, compared with NLG 8.9 billion at the end of 1997 and NLG 12.9 billion at the end of 1996. Following the sale of PolyGram, the Company had a net cash surplus at December 31, 1998, with cash exceeding total debt by NLG 6.5 billion. The net debt at the end of 1997 amounted to NLG 5.8 billion and NLG 11.2 billion the year before.

CAPITAL EXPENDITURES:DEPRECIATION

                                   1994      1995      1996      1997      1998
                                   ----      ----      ----      ----      ----
                                    1.2       1.7       1.5       1.1       1.0

The current net cash situation renders the net debt to group equity ratio meaningless. That ratio was 22:78 at the end of 1997 and 43:57 at the end of 1996.

In 1998 long-term debt was reduced by NLG 1.0 billion, from NLG 7.1 billion to NLG 6.1 billion. The reduction was the result of net repayments totaling NLG 0.8 billion and currency and consolidation effects of NLG 0.2 billion. Philips has two 'putable' bonds outstanding for a total amount of NLG 548 million for which the investor may require prepayment at one specific month during the lifetime of the respective bonds. If we assume that investors require repayment at the relevant put dates, the average term of long-term debt was 6.4 years compared to
7.0 years in 1997. However, assuming that the 'putable' bonds will be repaid at final maturity dates, the average term at the end of 1998 was 8.3 years. Long-term debt in proportion to the total debt at the end of 1998 was 78% compared to 80% at the end of 1997.

Short-term debt stood at NLG 1.8 billion at December 31, 1998, which was virtually unchanged from 1997 as a result of net repayments totaling NLG 0.2 billion offset by currency and consolidation effects of NLG 0.2 billion.

The cash position increased substantially in 1998 by NLG 11.3 billion from NLG
3.1 billion at the end of 1997 to NLG 14.4 billion at the end of 1998. This increase was the result of net cash receipts of NLG 11.3 billion and currency and consolidation effects of virtually nil.

At the end of 1998, the Group had long-term committed and undrawn credit lines available to the value of USD 2.5 billion, unchanged from a year earlier.

The USD 2.5 billion committed credit line is a multi-currency revolving standby facility, which was signed in July 1996 and matures in July 2003.

Stockholders' equity rose to NLG 31.3 billion in 1998, up from NLG 19.5 billion at the end of 1997. The NLG 11.9 billion increase was largely due to 1998 net income of NLG 13.3 billion. Of the net income, an amount of NLG 794 million has been provisionally appropriated for a proposed distribution as a dividend to shareholders of NLG 2.20 per common share, subject to the approval of the Annual General Meeting of Shareholders.

The number of outstanding common shares of Koninklijke Philips Electronics N.V. ('Royal Philips Electronics') increased by 3.7 million to 368.5 million. This increase was the result of the exercise of the Superclub warrants and of convertible personnel debentures. As part of the financial restructuring of Superclub in 1992, warrants for common shares of Royal Philips Electronics were issued. These warrants expired in June 1998. During 1998, 3,636,861 warrants

INCOME FROM CONTINUING OPERATIONS
as a % of stockholders' equity (ROE)

                                         1994    1995    1996    1997    1998
                                         ----    ----    ----    ----    ----
                                         12.6    16.1    1.9     16.1    5.2

ASSETS
in billions of guilders

                                        1994   1995   1996   1997   1998
                                        ----   ----   ----   ----   ----
current assets                          21.7   24.0   23.1   25.1   35.8
non-current assets                      20.4   22.2   25.2   26.3   26.2

were exercised at the exercise price of NLG 34 per common share, which resulted in an increase of stockholders' equity by NLG 123 million. Currency effects had an unfavorable effect of NLG 421 million on stockholders' equity. At year-end 1998 the Group held 7.8 million shares in treasury as a hedge against 7.2 million rights overhang at the end of 1998. At year-end 1997 the number of shares in treasury was equal to 6.8 million shares, while the overhang was equal to 12.2 million rights. The overhang at the end of 1997 included the above-mentioned warrants. Additionally, a number of shares were purchased as a partial hedge against the future issuance of such rights.

On December 17, 1998, Royal Philips Electronics revealed that its previously announced share reduction of 8% would be implemented by reducing the share capital, resulting in a total cash distribution of approximately NLG 3.3 billion to all shareholders and a subsequent reduction of the number of outstanding common shares by 8%. This share reduction program will be combined with the redenomination of the share capital into the euro.

EQUITY AND LIABILITIES
in billions of guilders

                                        1994   1995   1996   1997   1998
                                        ----   ----   ----   ----   ----
current liabilities                     12.3   13.0   13.3   14.6   15.7
provisions                               7.9    7.6    7.5    7.2    6.6
total debt                               8.5   10.5   12.9    8.9    7.9
group equity                            13.4   15.1   14.6   20.7   31.8

Consequently, Philips will propose at its General Meeting of Shareholders the conversion of part of its surplus paid-in capital into nominal share capital, the reduction of the adjusted nominal share capital by distributing a cash amount of NLG 9.07 per common share to all Philips' shareholders, which amount equaled 8% of the December 17, 1998, closing price of NLG 113.40 in Amsterdam and the exchange of all presently existing 100 common shares into 92 shares, each of which will have a par value of 1 euro.

A detailed proposal will be sent to shareholders in connection with the General Meeting of Shareholders to be held on March 25, 1999, together with an explanation of the series of steps and resolutions required under Dutch civil and tax law. Upon adoption, consummation is expected in mid-1999 following completion of the required legal procedures and formalities.

5-YEAR RELATIVE PERFORMANCE: PHILIPS AND AEX base 100 = January 3, 1994


DATE            PHILIPS       AEX           DATE           PHILIPS       AEX            DATE          PHILIPS        AEX
----            -------       ---           ----           -------       ---            ----          -------        ---
03-Jan-94       100.000       100.000      21-Aug-95       184.746       110.243      07-Apr-97        212.349       173.083
10-Jan-94       104.843       100.963      28-Aug-95       177.966       109.763      14-Apr-97        208.717       170.376
17-Jan-94       106.538       100.609      04-Sep-95       182.082        110.460     21-Apr-97        219.855       177.206
24-Jan-94       114.044       102.231      11-Sep-95       187.409        111.190     28-Apr-97        239.467       178.357
31-Jan-94       118.644       104.363      18-Sep-95       185.714        111.752     05-May-97        259.080       185.449
07-Feb-94       113.075       101.917      25-Sep-95       188.378        110.650     12-May-97        257.143       187.473
14-Feb-94       113.801       102.001      02-Oct-95       186.925        110.645     26-May-97        264.165       193.208
21-Feb-94       113.317       101.227      09-Oct-95       173.123        109.061     02-Jun-97        266.344       192.088
28-Feb-94       114.528       100.090      16-Oct-95       172.397        109.225     09-Jun-97        284.019       197.286
07-Mar-94       127.361       101.044      23-Oct-95       162.470        106.851     16-Jun-97        292.978       202.200
14-Mar-94       130.024       100.840      30-Oct-95       145.763        106.556     23-Jun-97        327.119       204.786
21-Mar-94       131.961        99.018      06-Nov-95       144.068        107.838     30-Jun-97        340.436       204.950
28-Mar-94       130.024        97.754      13-Nov-95       148.184        108.811     07-Jul-97        352.785       218.581
04-Apr-94       123.729        96.070      20-Nov-95       139.952        110.262     14-Jul-97        360.291       225.556
11-Apr-94       133.414       100.557      27-Nov-95       147.700        113.143     21-Jul-97        358.354       221.552
18-Apr-94       138.015       100.252      04-Dec-95       147.942        113.681     28-Jul-97        408.717       236.194
25-Apr-94       130.751        98.713      11-Dec-95       148.184        114.011     04-Aug-97        400.000       232.973
02-May-94       134.140        98.418      18-Dec-95       139.952        112.817     11-Aug-97        400.242       231.479
09-May-94       125.666        96.589      25-Dec-95       142.857        114.547     18-Aug-97        366.344       218.255
16-May-94       130.993        98.247      01-Jan-96       140.436        115.458     25-Aug-97        366.344       219.376
23-May-94       129.056        98.192      08-Jan-96       155.206        119.802     01-Sep-97        360.291       209.796
30-May-94       123.729        95.730      15-Jan-96       150.847        119.364     08-Sep-97        374.576       215.334
06-Jun-94       128.329        96.903      22-Jan-96       154.964        120.948     15-Sep-97        358.354       206.842
13-Jun-94       126.877        95.556      29-Jan-96       160.533        120.277     22-Sep-97        371.186       216.581
20-Jun-94       120.581        91.072      05-Feb-96       162.228        118.555     29-Sep-97        387.167       215.275
27-Jun-94       118.886        89.707      12-Feb-96       161.017        119.787     06-Oct-97        415.981       228.801
04-Jul-94       124.697        92.300      19-Feb-96       159.322        119.595     13-Oct-97        398.305       223.189
11-Jul-94       122.518        92.119      26-Feb-96       166.344        120.670     20-Oct-97        393.462       215.850
18-Jul-94       121.792        93.634      04-Mar-96       164.649        123.475     27-Oct-97        369.249       204.858
25-Jul-94       128.571        95.927      11-Mar-96       157.143        120.772     03-Nov-97        374.092       209.998
01-Aug-94       134.625        98.042      18-Mar-96       161.501        124.847     10-Nov-97        361.501       203.878
08-Aug-94       136.562       100.236      25-Mar-96       142.857        125.480     17-Nov-97        332.203       208.633
15-Aug-94       140.194        98.765      01-Apr-96       143.341        127.811     01-Dec-97        338.015       216.497
22-Aug-94       137.530        97.374      08-Apr-96       142.857        127.728     08-Dec-97        330.751       220.394
29-Aug-94       142.615       101.006      15-Apr-96       145.763        130.599     15-Dec-97        269.976       211.428
05-Sep-94       140.436        99.429      22-Apr-96       148.426        131.391     22-Dec-97        289.104       210.486
12-Sep-94       138.257        97.964      29-Apr-96       146.489        131.931     29-Dec-97        296.126       216.053
19-Sep-94       134.140        96.841      06-May-96       149.153        133.173     05-Jan-98        316.707       223.401
26-Sep-94       130.751        95.266      13-May-96       145.521        132.186     12-Jan-98        276.029       212.182
03-Oct-94       127.361        94.864      20-May-96       147.458        132.783     19-Jan-98        307.264       225.958
10-Oct-94       128.814        94.888      27-May-96       147.700        134.234     26-Jan-98        311.138       223.008
17-Oct-94       134.625        97.162      03-Jun-96       144.794        135.405     02-Feb-98        339.225       229.610
24-Oct-94       127.845        95.471      10-Jun-96       145.521        135.669     09-Feb-98        328.087       231.694
31-Oct-94       135.109        98.156      17-Jun-96       142.373        133.471     16-Feb-98        357.385       234.517
07-Nov-94       130.993        97.191      24-Jun-96       131.235        131.905     23-Feb-98        379.903       246.849
14-Nov-94       128.814        97.276      01-Jul-96       134.867        133.223     02-Mar-98        389.346       259.226
21-Nov-94       128.329        97.816      08-Jul-96       132.446        131.896     09-Mar-98        376.755       261.451
28-Nov-94       127.119        97.162      15-Jul-96       123.002        128.277     16-Mar-98        370.944       265.678
05-Dec-94       130.266        98.330      22-Jul-96       120.339        125.037     23-Mar-98        358.596       267.122
12-Dec-94       122.276        96.222      29-Jul-96       123.002        125.109     06-Apr-98        368.039       282.021
19-Dec-94       125.424        97.735      05-Aug-96       132.688        130.866     20-Apr-98        384.504       281.041
26-Dec-94       126.392        98.580      12-Aug-96       132.203        130.530     11-May-98        484.988       281.264
02-Jan-95       125.908        99.244      19-Aug-96       135.109        133.418     18-May-98        478.692       273.942
09-Jan-95       127.119        98.620      26-Aug-96       135.835        132.310     25-May-98        477.240       290.178
16-Jan-95       131.961        98.813      02-Sep-96       136.077        132.022     08-Jun-98        456.416       288.610
23-Jan-95       128.814        96.356      09-Sep-96       134.625        133.606     15-Jun-98        410.412       274.679
30-Jan-95       130.508        97.973      16-Sep-96       134.867        135.160     22-Jun-98        411.864       272.203
06-Feb-95       132.688        98.347      23-Sep-96       144.552        133.613     06-Jul-98        434.625       295.390
13-Feb-95       135.835        98.663      30-Sep-96       149.637        137.251     20-Jul-98        432.446       312.970
20-Feb-95       136.804        97.540      07-Oct-96       150.605        139.748     27-Jul-98        387.893       298.190
27-Feb-95       130.751        97.393      14-Oct-96       151.332        140.093     03-Aug-98        392.736       285.596
06-Mar-95       130.508        95.659      21-Oct-96       143.584        140.931     10-Aug-98        390.073       277.765
13-Mar-95       129.782        93.568      28-Oct-96       148.426        140.626     17-Aug-98        376.755       271.913
20-Mar-95       128.571        93.934      04-Nov-96       146.005        138.288     24-Aug-98        361.743       270.314
27-Mar-95       125.182        93.546      11-Nov-96       147.458        142.042     31-Aug-98        314.286       258.494
03-Apr-95       127.119        93.794      18-Nov-96       151.090        145.120     07-Sep-98        295.400       256.017
10-Apr-95       127.361        96.172      25-Nov-96       159.564        148.267     14-Sep-98        282.809       245.893
17-Apr-95       131.961        96.722      02-Dec-96       166.828        149.211     21-Sep-98        198.547       214.720
24-Apr-95       135.593        97.202      09-Dec-96       167.312        148.417     28-Sep-98        244.552       230.604
01-May-95       145.521       100.012      16-Dec-96       164.891        146.566     05-Oct-98        213.317       197.281
08-May-95       147.942       100.864      23-Dec-96       169.007        151.065     12-Oct-98        234.867       214.014
15-May-95       148.426       102.181      30-Dec-96       169.492        154.207     19-Oct-98        254.237       223.955
22-May-95       151.332       101.251      06-Jan-97       169.249        155.301     26-Oct-98        242.131       229.645
29-May-95       152.058       101.434      13-Jan-97       178.692        155.282     02-Nov-98        262.470       245.165
05-Jun-95       152.300       103.028      20-Jan-97       184.746        160.247     16-Nov-98        287.651       251.883
12-Jun-95       153.269       102.762      27-Jan-97       180.872        162.352     20-Nov-98        325.424       264.013
19-Jun-95       157.627       103.109      03-Feb-97       182.567        160.518     27-Nov-98        307.022       270.143
26-Jun-95       160.291       103.958      10-Feb-97       180.872        165.340     04-Dec-98        307.022       254.031
03-Jul-95       161.017       103.387      17-Feb-97       192.252        174.130     11-Dec-98        297.579       254.821
10-Jul-95       191.041       108.440      24-Feb-97       198.789        174.492     18-Dec-98        294.189       265.923
17-Jul-95       197.094       109.404      03-Mar-97       207.506        175.146     25-Dec-98        306.780       280.372
24-Jul-95       196.368       109.473      10-Mar-97       214.770        183.162     01-Jan-99        305.085       282.223
31-Jul-95       184.746       108.983      17-Mar-97       205.811        179.223     08-Jan-99        346.831       293.187
07-Aug-95       181.840       109.154      24-Mar-97       195.400        170.141     15-Jan-99        323.353       277.093
14-Aug-95       187.167       108.947

SELECTED PRO FORMA CONSOLIDATED FIGURES FOR 1998 AFTER SHARE REDUCTION in millions of Dutch guilders


Cash and cash equivalents                           11,099
Current assets (excl. cash)                         21,411
Non-current assets                                  26,189
                                                    ------
TOTAL                                               58,699

Current liabilities                                 19,626
Non-current liabilities                             10,590
Other group equity                                     533

Stockholders' equity:

Share capital
(issued 339 million shares, par value 1 euro)          747
Share premium                                        3,615
Other reserves                                      23,588
                                                    ------
TOTAL                                               58,699


NEW ACCOUNTING STANDARD
On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133). In compliance with this guideline, Philips will apply FAS 133 in the year starting January 1, 2000. This Statement requires that all derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction. Philips is currently evaluating the full effects that the adoption of FAS 133 will have on results of operations and its financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES CONCERNING MARKET RISKS

FINANCIAL RISK MANAGEMENT

The Company is exposed to market risks, including the risk of changes in foreign exchange rates, interest rates and certain commodity prices. To manage these risks, the Company enters into various hedging transactions that have been authorized pursuant to its policies and procedures. The Company does not purchase or hold derivative financial instruments for trading purposes.

The analysis below presents the sensitivity of the fair value of the Company's financial instruments and of earnings to certain hypothetical changes in foreign exchange rates and interest rates. Financial instruments consist of derivative financial instruments, derivative commodity instruments and other financial instruments. The value of commodity hedges is not material. The following overview of the Group's risk management activities contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected.

FOREIGN CURRENCIES

The Company's exposure to foreign exchange rates outside the euro block currencies relates principally to the US dollar.
The local currency is used by most subsidiaries as the functional currency to prepare their financial information. Exceptions are made for highly inflationary countries where the functional currency differs from the local currency.

With regard to currency risks, it is the Company's policy to cover transaction exposures, including certain anticipated transaction exposures. For this purpose, the Company enters into forward foreign exchange and option contracts. Virtually all of these contracts will expire in 1999.

Financing of subsidiaries is mostly done in the functional currency of the borrowing entity. Exceptions are made in the case of those subsidiaries for which a significant part of the business is done in a currency other than the functional currency or when required by law. For these entities, financing takes place in the main business currency, providing a natural offset against potential exposures in the business.

If the financing currency is neither the functional currency nor the main currency of the business, the Company's exposure to foreign exchange rates is hedged against the functional currency where this is not restricted for regulatory reasons. The value of the Group's financial instruments is affected by changes in foreign currencies. An instantaneous 10% strengthening or weakening of the non-euro block currencies versus the euro block currencies from their levels at December 31, 1998, with all other variables held constant, would result in an estimated net change in the value of the Company's financial instruments of NLG 105 million. A substantial proportion of the exposures relates to derivative instruments which are meant to offset foreign exchange exposures in the business. Therefore earnings effects of these hedges will be offset over time by changes in the value of hedged business assets or liabilities. Furthermore, part of the financial instruments are held in the functional currency.

INTEREST RATES

At year-end 1998 the Company had a ratio of fixed-rate debt to outstanding debt of approximately 68%, compared to 66% one year earlier.

A sensitivity analysis shows the following results. If the long-term interest rates were instantaneously to decrease by 1% from their level of December 31, 1998, with all other variables (including foreign exchange rates) held constant, the fair market value of the long-term debt would increase by NLG 210 million. This increase is based on the assumption that the 'putable' bonds will be repaid at their final maturity date. This assumption was made since the current long-term interest rates are clearly below the coupon rates of these bonds, which makes it unlikely that investors will require prepayment of these bonds on their respective put dates. If the short-term interest rates were instantaneously to decrease by 1% from their level of December 31, 1998, with all other variables (including foreign exchange rates) held constant, the annualized interest income on the net cash position would decrease by NLG 115 million.
COMMODITIES

The Company is a purchaser of certain base metals such as palladium, aluminum, copper, lead, nickel and zinc.

The Company covers a limited part of the commodity price risk exposures by entering into hedge transactions such as forward purchasing agreements. Almost all agreements outstanding at December 31, 1998, will expire in 1999. The hedge transactions outstanding as of December 31, 1998, are not material.

EURO

Philips started its preparations for the new European single currency at the end of 1994. The Board of Management established the Philips Euro Project Steering Committee, comprising representatives of the product divisions, European country organizations and corporate functions. At the beginning of 1997 a full-time Euro Project Director was appointed, who reports directly to the Chief Financial Officer. He chairs the Steering Committee and coordinates some 35 different working groups dealing with the preparations for the introduction of the euro within the Company. Philips is convinced that the European single currency will improve Europe's competitive position. The disappearance of currency fluctuations within this massive market could have a positive impact in terms of attracting inward investment. In spite of the increased competition to be expected as a result of the greater transparency of the market, Philips stands to gain from the introduction of a single European currency in the long term.

The introduction of the euro will have an impact on the Company's business strategies: price transparency will increase and companies will compete in a much broader market, facilitated by new developments such as the Internet and e-commerce. Furthermore there will be a growing convergence in various labor-related fields. All of Philips' business managers have completed a business impact analysis to assess and quantify the business implications of the euro for each customer, product, country, currency, etc.

At the start of the Economic and Monetary Union on January 1, 1999, Philips introduced the euro as its reporting currency. When the participating member states became known and the internal conversion rates were provisionally fixed in May 1998, the Company decided to discontinue hedging contracts only involving EMU currencies. Intercompany transactions, previously expressed in EMU currencies, will be converted into euros. The consolidated quarterly figures and annual report for 1999 will be published in euros, and the share price was converted into the new currency when most European stock exchanges made the transition on January 4, 1999.

Under the proposals which will be submitted to the Annual General Meeting of Shareholders to amend the Company's Articles of Association, the new nominal value of a common share will be 1 euro.

Regarding the technical preparations for the euro, Philips has defined a set of minimum requirements to be met. In order to be able to cope with these technical requirements, Philips had to adapt thousands of computer systems and applications. Because this was often combined with other IT projects, it is difficult to identify the cost associated with this project. The euro project is not Philips' largest IT project, but it still accounts for a substantial part of the total IT cost.

During the summer of 1998, Philips informed its customers and suppliers of its plans. No prohibition/no compulsion during the transition period means that no one can be forced to use the euro instead of EMU currencies. Philips is offering its customers the possibility of being invoiced in euros as and when required. Philips' suppliers have been requested to start invoicing the Company in euros as of January 1, 1999.

MILLENNIUM
The Millennium issue refers to business continuity risks in Philips' integral national and international business chains, including the supply base and customer base, caused by systems, products and equipment with date-sensitive components that may fail to recognize the year 2000. The Millennium program is coordinated and supervised on behalf of the Board of Management by the Corporate Millennium Office, which reports directly to the Chief Financial Officer.
STATE OF READINESS

Philips' Millennium program has been designed and developed from the business perspective, integrating progressively the internal and external risk factors in the integral business chains, which operate in many different national and regional environments. The program identifies seven interrelated Millennium impact areas: customer base; supply base; IT applications; IT infrastructure; facilities and services; corporate core processes; and countries and regions. The program prescribes a standard procedure comprising the following phases:

1. business impact analysis;
2. strategy definition and action planning;
3. execution (including remediation, testing and, where applicable, contingencies).

All sectors and groups in the Company tailor the program as appropriate for the seven impact areas. Dedicated staff, supported by external solution and service providers, are active in all these sectors and groups worldwide.

COSTS

The Millennium program fits into Philips' ongoing effort to improve its IT structure and its business processes. A substantial part of the Millennium costs relates to the replacement and upgrading of systems, which will be beneficial to the future operations of the Company. The cost of addressing the Millennium issue is expected to total approximately NLG 600 million, of which NLG 350 million has already been expensed. The remaining costs will be expensed as incurred. A major portion of the total cost is associated with the modification and testing of software, the hiring of external solution providers, the accelerated implementation of new systems, and the replacement of non-compliant systems.

RISKS

Internal and external risk factors have been identified, relating to all Millennium impact areas and the relationships between them. The Company views the likelihood of disruption of business continuity as a result of internal risk factors as relatively small. However, due to the risks inherent in a number of external year 2000 issues, over which the Company has no control or for which no precedents exist, the Company is unable to determine at this time the likelihood of a material impact on the Company's performance.

Although Philips has taken what it believes to be reasonable, prudent measures to mitigate these risks through the implementation of the program, it can give no assurances that such measures will be sufficient to prevent a materially adverse impact on its operations, liquidity and financial condition. The Company expects that the program's progression will result in reduced uncertainty relating to the Company's year 2000 compliance and a reduced likelihood of interruptions to its operations.
CONTINGENCIES
The contingency policy considers internal and external risk factors, with the latter having clear priority. Based upon continuous information-gathering and qualitative analyses, contingency alternatives are being studied and developed, primarily for local risks in utility supply, banking, communication, transport and customs services. Philips' businesses are working to coordinate their respective contingency plans with key suppliers and customers and are specifically considering elements such as logistics, activity scheduling, maintenance and overhaul scheduling, and staff and holiday planning. The Company anticipates having contingency plans to minimize the external risks in place by the third quarter of 1999.

More detailed information is given on pages 135 to 139.

CORPORATE GOVERNANCE

The Company has consistently improved its corporate governance over the past decade by increasing transparency and accountability to its shareholders through simplification of the corporate structure, by improving the supervision of the Company's policies and activities, and by adopting recommendations on best practices. The Supervisory Board has an Audit Committee, a Remuneration Committee and a Nomination and Selection Committee. It has adopted Rules of Procedure to consolidate its own governance rules. The profile for the Supervisory Board's composition and additional data on the individual members are given on page 68. A proposal will be submitted to the General Meeting of Shareholders to be held on March 25, 1999, to simplify the Company's Articles of Association. The suggested simplification follows the Company's policy of continuously improving its corporate governance, this time by making the Articles of Association more transparent and easier to read.

The internal organization of the Philips Group has also been greatly improved by the further implementation of the Governance Model introduced in 1997. Last year, bottom-line accountability was increased, business controls at both Business Unit and Product Division levels were tightened, regional management was strengthened, and the role of country organizations was streamlined. In line with international business developments, the Company will continue to strengthen entrepreneurship and its commitment to corporate profit targets.

An incentive stock option scheme for senior managers, introduced in the late 1980s and since refined, focuses management and staff continuously on the performance of the Group and, through specific targets, on the performance of its constituent business units and divisions. This scheme has proven to be an indispensable instrument in the highly competitive global market for management.

BUSINESS CONTROLS

The Philips Policy on Business Controls is communicated to all levels of management. Key elements are: setting clear policies; setting clear directives; delegating tasks and responsibilities clearly; carrying out supervision; taking corrective action; and maintaining an adequate accounting system including an internal control system (internal accounting controls). The Company's internal control structure follows current thinking and practice in integrating management control over company operations, compliance with legal requirements and the reliability of financial reporting.

It makes management responsible for implementing and maintaining effective business controls, including internal financial controls. The effectiveness of these controls is monitored by self-assessment, and accountability is enforced through the formal issuance of a Statement on Business Controls by each Business Unit, resulting, via a cascade process, in a statement at Product Division level.

Audit Committees at Product Division level ensure adherence to the policy and take corrective action where necessary. They are also involved in determining the desired audit coverage. The entire process is reviewed on a regular basis by Corporate Internal Audit. Reports on the functioning of the process are sent to the Board of Management and the Audit Committee of the Supervisory Board.

COMMUNICATION WITH SHAREHOLDERS

Philips is continuously striving to improve relations with its shareholders. In line with the Anglo-American model, the Company has joined together with several other major Dutch companies, banks and the Amsterdam Exchanges to enable proxy solicitation in the Netherlands. A Shareholders' Communication Channel will be operational before the Annual General Meeting of Shareholders in 1999. However, proxy solicitation will not yet be possible at that time as it first requires an amendment to Dutch law. It is expected that proxy solicitation will be introduced in time for the General Meeting of Shareholders in the year 2000. In a broader context, we are constantly intensifying our contact with the financial community at large.

BUSINESS PRINCIPLES

In February 1998, we issued our General Business Principles. These govern our business decisions and actions throughout the world, applying equally to corporate actions and to the behavior of individual employees when on company business. They incorporate the values on which all Philips' activity is or should be based: business focus, integrity, speed, simplicity, quality, people and teamwork. The responsibility for compliance with the Principles rests first and foremost with the management of the business. A Corporate Review Committee supervises the practical implementation of the Principles, and Corporate Internal Audit is responsible for auditing the compliance procedure. In August 1998 the first set of additional directives was issued.

ENVIRONMENTAL POLICY

Philips has restated its general objectives in the Global Environmental Policy 1998-2002 and defined additional targets in its EcoVision environmental program, focusing on green product development and manufacturing. Management believes that, handled imaginatively, the environment is a business opportunity. Philips is committed to taking environmental leadership and action and aims to become the leading eco-efficient company in electronics and lighting.

Eco-efficiency is achieved by the delivery of competitively priced goods and services that satisfy human needs and bring quality of life, while reducing ecological impact and intensity of resource usage throughout the life cycle. Philips has defined eco-efficiency as a major challenge: it encourages Philips businesses to become more competitive, more innovative and more environmentally responsible.

Some 35% of Philips' industrial sites already manage their environmental performance in accordance with ISO-14001, an internationally accepted environmental standard. The focus of environmental management based on ISO-14001 is not only on improving the environmental performance of manufacturing, but is also expanding towards products and services. Accordingly, ISO-14001 provides a basis for EcoDesign, environmentally conscious product design. Our EcoDesign program considers the environmental impact of a product during its entire life cycle and focuses on five areas to enhance environmental performance: weight, hazardous substances, energy consumption, packaging and recycling.

Praising the Company's 'clear and articulated set of values, history of proven accomplishment, global outlook and commitment to sustainable development', the World Environment Center based in New York presented Philips with its 1998 Gold Medal Award for International Corporate Environmental Achievement. Philips also received the 1998 Climate Protection Award from the United States Environmental Protection Agency (US EPA) in recognition of its energy-reduction program, which has resulted in a 20% energy saving in relation to 1994. This is equivalent to a cost reduction of approximately NLG 140 million per year and an avoided CO2 emission of 704,000 tons per year -- equivalent to the absorption effect of 350 km2 of forest.

EMPLOYEES

The number of employees at year-end 1998 was 233,686, which represents a decrease of 18,582 compared to December 1997. This decrease was mostly due to changes in consolidations. The most significant new consolidations were Hosiden and Philips Display Corporation with 962 employees in April 1998, ATL Ultrasound in October 1998, which added 2,649 employees to the Company's headcount, and 645 employees from all other new consolidations. The most important deconsolidation was PCC/Lucent resulting in a headcount reduction of 8,568 in October 1998 and the deconsolidation of the Passive Components business group as at December 31, 1998, with 4,134 employees. Various other divestments resulted in a decrease in the number of employees by 3,376. When compared with the comparable position as of January 1, 1998, the workforce decreased by 6,760 employees.

The most important decreases related to Consumer Electronics (3,918), Lighting (2,725) and Domestic Appliances and Personal Care (1,149). On a comparable basis, headcount increased at Origin (1,484) and Components (858). During 1998 the number of employees in Latin America and Asia fell by 3,327 and 3,692, respectively, in connection with the economic downturn in these areas. The headcount in Europe remained virtually stable, whereas in North America it increased by 714.

OUTLOOK

Comparisons in the first two quarters will not be favorable; however we expect the second half of the year to show an improvement over the second half of 1998.

Capital expenditures will be somewhat higher but will track depreciation charges; employment will be down slightly, reflecting streamlining of operations and improvements in productivity.

We will continue to control cost; however, we will further spend to improve our brand and our IT infrastructure and to deal with the year 2000 issue.

Our objectives remain unchanged: annually double-digit earnings growth and positive cash flow and for the longer term RONA at 24%.

Eindhoven, February 9, 1999

Board of Management
Group Management Committee

                        [Page 65 intentionally omitted]

BOARD OF MANAGEMENT

                            COR BOONSTRA 1938, Dutch      DUDLEY EUSTACE 1936, British
                              President and Chairman      Executive Vice-President and Vice-
                      of the Board of Management and      Chairman of the Board of Management and
                      the Group Management Committee      the Group Management Committee
           Member of the Board of Management and the      Member of the Board of Management and the Group
         Group Management Committee since June 1994;      Management Committee since October 1992;
         Chairman and President of the Company since      Vice-Chairman since March 1997
                                        October 1996

                    [photograph of Committee Member]      [photograph of Committee Member]



                              JAN HOMMEN 1943, Dutch      ADRI BAAN 1942, Dutch
                            Executive Vice-President      Executive Vice-President
                         and Chief Financial Officer      Member of the Board of Management since May 1998;
           Member of the Board of Management and the      member of the Group Management Committee
      Group Management Committee and Chief Financial      since May 1996. Chairman of the Consumer Electronics
                            Officer since March 1997      division since 1998

                    [photograph of Committee Member]      [photograph of Committee Member]



                               Y.C. LO 1939, Chinese      ARTHUR VAN DER POEL 1948, Dutch
                            Executive Vice-President      Executive Vice-President
   Member of the Board of Management since May 1998;      Member of the Board of Management since May 1998;
  member of the Group Management Committee since May      member of the Group Management Committee since May
1996. Chairman of the Components division since 1996*     1996. Chairman of the Semiconductors division since 1996

                    [photograph of Committee Member]      [photograph of Committee Member]

* As of January 1, 1999 Y.C. Lo has relinquished his position as Chairman of the Components division



                          JOHN WHYBROW 1947, British      ROEL PIEPER 1956, Dutch
                            Executive Vice-President      Executive Vice-President
   Member of the Board of Management since May 1998;      Member of the Board of Management and the Group
member of the Group Management Committee since April      Management Committee since May 1998
  1996. Chairman of the Lighting division since 1995

                    [photograph of Committee Member]      [photograph of Committee Member]


                           GROUP MANAGEMENT COMMITTEE

            The Group Management Committee is composed of the Board
               of Management and the following senior officers:*


                              AD VEENHOF 1945, Dutch     KEES BULTHUIS 1937, Dutch
      Member of the Group Management Committee since     Member of the Group Management Committee
January 1996 and Chairman of the Domestic Appliances     since March 1997; responsible for establishing the
               and Personal Care division since 1996     Technology Management process

                    [photograph of Committee Member]     [photograph of Committee Member]


                            HANS BARELLA 1943, Dutch     FRED BOK 1940, Dutch
      Member of the Group Management Committee since     Member of the Group Management Committee since
      March 1997 and Chairman of the Medical Systems     April 1998 and Chairman of the Business Electronics
                                 division since 1997     division since 1998

                    [photograph of Committee Member]     [photograph of Committee Member]


                          JAN OOSTERVELD 1944, Dutch     ARIE WESTERLAKEN 1946, Dutch
      Member of the Group Management Committee since     Member of the Group Management Committee since May
  May 1998 and Senior Director of Corporate Strategy     1998. Secretary to the Board of Management since 1997 and
                                          since 1997     Chief Legal Officer since 1996

                    [photograph of Committee Member]     [photograph of Committee Member]


                            NICO BRUIJEL 1945, Dutch
      Member of the Group Management Committee since
 July 1998; responsible for Corporate Human Resource
                                          Management

                    [photograph of Committee Member]


*As of January 1, 1999, Gerard Kleisterlee has been appointed Chairman of the
 Components division and member of the Group Management Committee.

Supervisory Board



F.A. MALJERS 1933, Dutch ** ***                                  C.J. OORT 1928, Dutch *


Chairman                                                         Member of the Supervisory Board since 1995; first term expires
Member of the supervisory Board since 1993; second term          in 1999 Former Treasurer General of the Dutch Ministry of
expires in 2001 Former Chairman and Chief Executive              Finance and currently Chairman of the Supervisory Boards of
Officer of Unilever N.V. and currently Vice-Chairman of          KLM Royal Dutch Airlines and the Robeco Group
the Supervisory Board of KLM Royal Dutch Airlines and
member of the Supervisory Board of SHV Holdings N.V.



A. LEYSEN 1927, Belgian ***                                      L. SCHWEITZER 1942, French

Vice-Chairman and Secretary                                      Member of the Supervisory Board since 1997; first term expires
Member of the Supervisory Board since 1983; fourth term          in 2001 Chairman and Chief Executive Officer of Renault and
expires in 1999 Former Chairman and Chief Executive              member of the Boards of Pechiney, Banque Nationale de Paris and
Officer of the Agfa-Gevaert Group and currently Chairman         Credit National
of the Supervisory Board of the Agfa-Gevaert Group


W. HILGER 1929, German * **                                      SIR RICHARD GREENBURY 1936, British

Member of the Supervisory Board since 1990; third term           Member of the Supervisory Board since 1998; first term expires
expires in 2001 Former Chairman of the Board of Management       in 2002 Chairman and Chief Executive Officer of Marks & Spencer
of Hoechst A.G. and currently member of the Supervisory          plc and former non-executive director of Lloyds TSB, ICI and
Boards of Mannesman A.G., Victoria Versicherung A.G. and         Zeneca
Victoria Lebensversicherung A.G.


L.C. VAN WACHEM 1931, Dutch **                                   W. DE KLEUVER 1936, Dutch *

Member of the Supervisory Board since 1993; second term          Member of the Supervisory Board since 1998; first term
expires in 2001 Former Chairman of the Committee of              expires in 2001 Former Executive Vice-President of Royal
Managing Directors of the Royal Dutch/Shell Group and            Philips Electronics
currently Chairman of the Supervisory Board of Royal Dutch
Petroleum Company



Profile of the Supervisory Board

The Supervisory Board will aim for an adequate spread of knowledge and experience among its members in relation to the global and multi-product character of the business of the Company. Consequently, the Board will aim for an adequate level of experience in financial, economic, social and legal aspects of international business and government and public administration. The Supervisory Board further aims to have available adequate experience within Philips by having one or two former Philips executives on the Supervisory Board. In the case of vacancies the Supervisory Board will ensure that when such persons are recommended for appointment these various qualifications are reflected sufficiently.

Term of appointment

Members of the Supervisory Board are appointed for a fixed term of four years. In principle, they may be re-elected for two additional terms of four years (for further information see page 140)


*  Member of the Audit Committee

** Member of the Remuneration Committee

***Member of the Nomination and Selection Committee

REPORT OF THE SUPERVISORY BOARD


          The Supervisory Board met six times in the course of 1998. Except in matters regarding the composition of the Supervisory Board, the Board of Management and the Group Management Committee, the members of the Board of Management and/or the Group Management Committee were present at our meetings to inform us on the course of business, important decisions and the strategy of the Philips Group. A number of important matters, such as the sale of PolyGram to Seagram, the tender offer for the shares in ATL, and the proposal to the shareholders regarding the share reduction program, were discussed at length. The Supervisory Board also held a separate meeting with regard to PolyGram. A two-day meeting was devoted to strategy.

The Audit Committee met four times in the presence of the external auditor. On behalf of the Supervisory Board and in preparation for our decisions, this committee monitors the effectiveness of internal financial control systems and reviews internal audit programs and their findings. It also advises the Supervisory Board on the annual and half-yearly figures and discusses the scale and scope of the annual audit by the external auditor. Important findings and identified risks are examined thoroughly so that appropriate measures can be taken.

The Remuneration Committee met twice. This committee is responsible for preparing resolutions regarding the remuneration of members of the Board of Management and the other members of the Group Management Committee. In addition, it advises the Supervisory Board with regard to the policy to be pursued.

The Nomination and Selection Committee met for the first time in August 1998, in particular to discuss the filling of vacancies in the Board of Management and/or the Group Management Committee.

COMPOSITION OF THE SUPERVISORY BOARD

At the Annual General Meeting of Shareholders in 1999, Mr A. Leysen and Mr F.A. Maljers will retire from the Supervisory Board. Mr Leysen joined the Supervisory Board in 1983 and has been Vice-Chairman since 1984. He reaches the statutory age limit in this year. Mr. Maljers has expressed the wish to retire from the Supervisory Board, which he joined in 1993. He has been Chairman since 1994. We want to put on record our gratitude to the departing members for their contribution to the Company, made in an often turbulent period with a difficult business environment, and we wish them well for the future.


In agreement with the Meeting of Priority Shareholders we will propose at the General Meeting of Shareholders to re-elect Mr C. Oort, whose present term ends at the 1999 Annual General Meeting of Shareholders, and to elect Mr J-M. Hessels to the Supervisory Board. Mr Hessels (57) is Chief Executive Officer of Vendex. He has extensive international experience.

The Supervisory Board has appointed Mr L. van Wachem as its Chairman as from the Annual General Meeting of Shareholders.

COMPOSITION OF THE BOARD OF MANAGEMENT-GROUP MANAGEMENT COMMITTEE

In the course of 1998, Messrs H. Bodt, W. de Kleuver and D.J. Dunn retired as members of the Board of Management and the Group Management Committee. We are most grateful to them for everything they did for the Company. Mr de Kleuver joined the Supervisory Board on August 1, 1998.

Messrs A. Baan, D.J. Dunn, Y.C. Lo, A.P.M. van der Poel, J.W. Whybrow and
R. Pieper were appointed members of the Board of Management, Messrs F. Bok (April 1, 1998), J. Oosterveld (May 1, 1998), A. Westerlaken (May 1, 1998) and N.J. Bruijel (July 1, 1998) were appointed members of the Group Management Committee. Mr M. Moakley retired as a member of the Group Management Committee on January 31, 1999, and Mr K. Bulthuis will do so on April 1, 1999. We wish to thank both gentlemen for all their efforts on behalf of the Company.

As of April 1, 1999, Mr D.G. Eustace will relinquish his position as Vice-Chairman of the Board of Management and the Group Management Committee. Mr Eustace, who became Chief Financial Officer within the Board of Management in 1992, played an important role in regaining the confidence of our shareholders and financiers during the difficult period in the first half of the 1990s. We are greatly indebted to him for that. Mr Y.C. Lo will retire as a member of the Board of Management and the Group Management Committee and Executive Vice-President of the Company in the middle of 1999. We wish to express our sincere thanks for the outstanding manner in which he served the Company.

FINANCIAL STATEMENTS

The financial statements of Koninklijke Philips Electronics N.V. for 1998, as presented by the Board of Management, have been audited by KPMG Accountants N.V., independent public auditors. Their report appears on page 134. We approved these financial statements and recommend that you adopt them in accordance with the proposal of the Board of Management and likewise adopt the proposal to declare a dividend of NLG 2.20 per common share.

Eindhoven, February 9, 1999

THE SUPERVISORY BOARD

                         [page 71 intentionally omitted]

ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared on a basis consistent with generally accepted accounting principles in the Netherlands (`Dutch GAAP'). Historical cost is used as the measurement basis unless otherwise indicated.

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of Koninklijke Philips Electronics N.V. (`Royal Philips Electronics' or `the Company') and companies that are majority-owned or otherwise controlled. Minority interests are disclosed as share of other group equity in group income in the consolidated statement of income and as other group equity in the consolidated balance sheet. Intercompany transactions and balances have been eliminated.

Investments in companies in which Royal Philips Electronics exerts significant influence, but does not control the financial and operating decisions, are accounted for by the equity method. Generally, significant influence is presumed to exist if at least 20% of the voting stock is owned. The Company's share of the net income of these companies is included in results relating to unconsolidated companies in the consolidated statement of income. Investments in companies in which Royal Philips Electronics does not exert significant influence are carried at cost or, if a long-term impairment exists, at lower net realizable value.

FOREIGN CURRENCIES

The financial statements of foreign operations are translated into the Dutch guilder, the Company's reporting currency. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Income and expense items are translated based on the average rates of exchange for the periods involved. The resulting translation adjustments are charged or credited to stockholders' equity. Cumulative translation adjustments are recognized as income or expense upon disposal of foreign operations.

The functional currency of foreign operations is generally the local currency, unless the primary economic environment requires the use of another currency. However, when foreign operations conduct business in economies considered to be highly inflationary, they record transactions in a designated functional currency (usually the US dollar) instead of their local currency.

Gains and losses arising from the translation or settlement of foreign-denominated monetary assets and liabilities into the local currency are recognized in income in the period in which they arise. However, currency differences on intercompany loans which have the nature of a permanent investment are accounted for in stockholders' equity.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments principally in the management of its foreign currency risks. A derivative financial instrument is recognized by the Company on its balance sheet at the value of the consideration given or received for it. After initial recognition the Company measures derivatives at their fair value. Gains or losses arising from changes in the fair value of a derivative are recognized in the income statement for the period in which they arise to the extent they hedge an asset or liability that has been recognized on the balance sheet. Unrealized gains and losses relating to derivative financial instruments entered into as hedges of firm commitments are deferred until the hedged transactions have been reflected in the accounts. Deferred gains and losses on hedges of firm commitments are reported in the balance sheet as deferred income under stockholders' equity.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments that are readily convertible to known amounts of cash. They are stated at face value.

RECEIVABLES

Receivables are carried at face value, net of allowances for doubtful accounts.

INVENTORIES

Inventories are valued at the lower of cost or market value less advance payments on work in process. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor, fixed and variable production overheads, product development and process development costs, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out
(FIFO) method. Provision is made for obsolescence.

OTHER NON-CURRENT ASSETS

Loans receivable are carried at face value, less a provision for doubtful accounts. Investments in companies (securities) with a restriction on the resale of these securities for a period of one year or more, are accounted for at cost, being the fair value upon receipt of the shares. These are presented as other non-current financial assets.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is carried at cost less accumulated depreciation. Assets manufactured by the Company include direct manufacturing costs, production overheads and interest charges incurred during the construction period. Government grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Depreciation of special tooling costs is based on the expected future economic benefit of these tools. In the event that an impairment in value of fixed assets occurs, the loss is charged to income. Gains and losses on the sale of property, plant and equipment are included in other business income.

INTANGIBLE ASSETS

Intangible assets include goodwill arising from acquisitions made after January 1, 1992. Goodwill is amortized using the straight-line method over its estimated economic life, not to exceed forty years.

Certain acquired intangible assets other than goodwill (`in-process R&D') are expensed in the period of acquisition.

Patents and trademarks acquired from third parties are capitalized and amortized over their remaining lifetime.

If events or circumstances indicate that the carrying amount of intangible assets may not be recoverable, an impairment test is applied based upon an assessment of future cash flows to ensure that they are appropriately valued.

Costs of research and development are expensed in the period in which they are incurred.

PROVISIONS

Provisions are recognized by the Company for liabilities and losses which have been incurred as of the balance sheet date and for which the amount is uncertain but can be reasonably estimated. Additionally, the Company records provisions for losses which are expected to be incurred in the future but which relate to contingencies that exist as of the balance sheet date.

Provisions are stated at face value, with the exception of provisions for postretirement benefits (including pensions) and severance payments in certain countries where such payments are made in lieu of pension benefits; those provisions are stated at the present value of the future obligations.

DEBT AND OTHER LIABILITIES

Debt and liabilities other than provisions are stated at face value.

REVENUE RECOGNITION

Sales are generally recognized at the time the product is delivered to the customer, net of sales taxes, customer discounts, rebates and similar charges. Service revenue is recognized over the contractual period or as services are rendered. Revenues from long-term contracts are recognized in accordance with the percentage of completion method. Provision for estimated contract losses, if any, is made in the period that such losses are determined. Royalty income is recognized on an accrual basis. Government grants other than those relating to assets, are recognized as income to the extent that it is more likely than not that these grants will be received.

FINANCIAL INCOME AND EXPENSES

Interest income and interest expense are recognized on an accrual basis.

INCOME TAXES

Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets, including assets arising from loss carryforwards, are recognized if it is more likely than not that the asset will be realized. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities for withholding taxes are only taken into consideration in situations where the income of subsidiaries is to be paid out as dividends in the near future.

BENEFIT ACCOUNTING

The Company accounts for the cost of pension plans and postretirement benefits other than pensions substantially in accordance with SFAS No. 87 `Employers Accounting for Pensions' and SFAS No. 106 `Postretirement Benefits other than Pensions', respectively. Most of the Company's defined benefit plans are funded with plan assets that have been segregated and restricted in a trust to provide for the pension benefits to which the Company has committed itself. When plan assets have not been segregated by the Company or in such cases in which the Company is required to make additional pension payments, the Company recognizes a provision for such amounts. The costs related to defined benefit pension plans are in general terms the aggregate of the compensation cost of the benefits promised, interest cost resulting from deferred payment of those benefits and, in the case of plan assets segregated in a trust, the results on the amounts of the invested plan assets. The cost component of the pension benefit corresponding to each year of service is the actuarial present value of the benefit earned in that year. In principle the same amount of pension benefit is attributed to each year of service. If and to the extent that as of the beginning of the year, the present value of the projected benefit obligation differs from the market value of the plan assets or the existing pension provision, the difference is amortized over the average remaining service period of active employees. In the event, however, that at any date the accumulated benefit obligation calculated as the present value of the benefits attributed to employee service rendered prior to that date and based on current and past compensation levels would be higher than the market value of the plan assets or the existing level of the pension provision, the difference is immediately charged to income.

In certain countries the Company also provides postretirement benefits other than pensions to various employees. The cost relating to such plans consists of the present value of the benefits attributed on equal basis to each year of service, and interest cost on the accumulated postretirement benefit obligation, which is a discounted amount. The transition obligation is being recognized through charges to earnings over a twenty-year period beginning in 1993 in the US and in 1995 for all other plans.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method in accordance with Dutch GAAP which is also in conformity with US Accounting Principles Board Opinion No. 25, `Accounting for Stock Issued to Employees'. The Company has adopted the pro forma disclosure requirements of SFAS No. 123, `Accounting for Stock-Based Compensation'.

DISCONTINUED OPERATIONS

Any gain or loss from disposal of a segment of a business (product sector), together with the results of these operations until the date of disposal, are reported separately as discontinued operations. The financial information of a discontinued segment of business is excluded from the respective captions in the consolidated financial statements and related notes. Comparative figures for prior periods are restated accordingly.

EXTRAORDINARY INCOME AND LOSSES

Extraordinary items include income or losses arising from the disposal of a line of activity or closures of substantial production facilities within a segment of business as well as significant gains or losses arising from disposals of interests in unconsolidated companies.

RISKS AND UNCERTAINTIES

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements in order to conform with generally accepted accounting principles. Changes in such estimates and assumptions may affect amounts reported in future periods.

CASH FLOW STATEMENTS

Cash flow statements have been prepared under the indirect method in accordance with Dutch GAAP, which is substantially similar to the requirements of SFAS No. 95 `Statement of Cash flows'. Cash flows in foreign currencies have been translated into Dutch guilders using the average rates of exchange for the periods involved.

             CONSOLIDATED STATEMENTS OF INCOME OF THE PHILIPS GROUP

             in millions of Dutch guilders unless otherwise stated

                                                       1998      1997*     1996*
                                                    -------   -------   -------

   Sales                                             67,122    65,358    59,707
   Direct cost of sales                             (53,155)  (50,780)  (47,574)
                                                    -------   -------   -------
   GROSS INCOME                                      13,967    14,578    12,133
   Selling expenses                                  (9,655)   (8,950)   (9,195)
   General and administrative expenses               (2,495)   (2,036)   (1,774)
   Other business income                                418       290       330
   Restructuring charges                               (726)     (105)     (565)
                                                    -------   -------   -------
L2 INCOME FROM OPERATIONS                             1,509     3,777       929
L3 Financial income and expenses                       (686)     (703)     (890)
                                                    -------   -------   -------
   INCOME BEFORE TAXES                                  823     3,074        39
L4 Income taxes                                         (91)     (607)       15
                                                    -------   -------   -------
   INCOME AFTER TAXES                                   732     2,467        54
L5 Results relating to unconsolidated companies          86       206       320
                                                    -------   -------   -------
   Group income                                         818     2,673       374
L6 Share of other group equity in group income          374        39       (96)
                                                    -------   -------   -------
   INCOME FROM CONTINUING OPERATIONS                  1,192     2,712       278
L1 DISCONTINUED OPERATIONS:
   Income from discontinued operations
   (less applicable income taxes of NLG 166,
   NLG 355 and NLG 244 million for 1998, 1997
   and 1996, respectively)                              462       579       445
   Gain on disposal of discontinued operations
   (no tax effect)                                   10,675         -         -
L7 EXTRAORDINARY ITEMS - NET                          1,010     2,442    (1,313)
                                                    -------   -------   -------
L8 NET INCOME (LOSS)                                 13,339     5,733      (590)


EARNINGS PER SHARE

                                                                    1998                1997*             1996*
                                                              ----------         -----------        ----------
Weighted average number of common shares outstanding
(after deduction of treasury stock) during the year          360,056,076         349,397,603       341,847,784

Basic earnings per common share in NLG:
- income from continuing operations                                 3.31                7.76              0.81
- income from discontinued operations                               1.28                1.66              1.30
- gain on disposal of discontinued operations                      29.65                  --                --
- extraordinary items - net                                         2.81                6.99             (3.84)
- net income (loss)                                                37.05               16.41             (1.73)

Diluted earnings per common share in NLG:
- income from continuing operations                                 3.29                7.61              0.81
- income from discontinued operations                               1.27                1.63              1.30
- gain on sale of discontinued operations                          29.41                  --                --
- extraordinary items - net                                         2.78                6.85             (3.84)
- net income (loss)                                                36.75               16.09             (1.73)

Dividend per common share in NLG                                    2.20**              2.00              1.60

The dilution effects on earnings per share are only taken into consideration if this does not result in an improvement in income per share or in a reduction in loss per share (year 1996).

 * Restated to reflect the sale of PolyGram N.V. and to present the Philips Group accounts on a continuing basis for all years presented.

** Subject to approval by the Annual General Meeting of Shareholders on March 25, 1999.

CONSOLIDATED BALANCE SHEETS OF THE PHILIPS GROUP
AS OF DECEMBER 31

in millions of Dutch guilders unless otherwise stated

The 1998 consolidated balance sheet includes a liability for the proposed dividend, which is subject to approval by the Annual General Meeting of Shareholders on March 25, 1999.

ASSETS



                                                                                 1998                   1997*
                                                                                -----                  -----
CURRENT ASSETS

 9    Cash and cash equivalents                                                14,441                  3,079
10    Receivables:
      - Accounts receivable, net                                    9,566                  10,399
      - Other receivables                                           1,681                   1,197
      - Prepaid expenses                                              745                     444
                                                                  -------                  ------
                                                                               11,992                 12,040
11    Inventories                                                               9,419                  9,966
                                                                               ------                 ------
      Total current assets                                                     35,852                 25,085
      NON-CURRENT ASSETS
 5    Unconsolidated companies:
      - Investments                                                 2,104                   2,469
      - Loans                                                          45                      55
      - Net assets of discontinued operations (PolyGram N.V.)           -                   3,265
                                                                  -------                  ------
                                                                                2,149                  5,789
12    Other non-current financial assets                                        4,101                    674
13    Non-current receivables:
      - Accounts receivable                                           630                     176
      - Other receivables                                             454                     366
      - Prepaid expenses                                            3,146                   3,553
                                                                  -------                  ------
                                                                                4,230                  4,095
14    Property, plant and equipment:
      - At cost                                                    36,741                  37,161
      - Less: accumulated depreciation                            (22,253)                (21,878)
                                                                  -------                  ------
                                                                               14,488                 15,283
15    Intangible assets                                                         1,221                    468
                                                                               ------                 ------
      Total non-current assets                                                 26,189                 26,309
                                                                               ------                 ------
      Total                                                                    62,041                 51,394



* Restated to reflect the sale of PolyGram N.V. and to present the Philips Group accounts on a continuing basis for all years presented.

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                            1998            1997*
                                                          ------          ------
    CURRENT LIABILITIES
    Accounts and notes payable:
    - Trade creditors                              6,469           6,333
    - Unconsolidated companies                        27              67
                                                  ------          ------
                                                           6,496           6,400
L16 Accrued liabilities                                    6,396           6,078
L17 Short-term provisions                                  2,128           2,066
L18 Other current liabilities                              2,047           1,465
    Dividend payable                                         794             716
L19 Short-term debt                                        1,765           1,810
                                                          ------          ------
    Total current liabilities                             19,626          18,535
    Non-current liabilities
L20 Long-term debt                                         6,140           7,072
L17 Long-term provisions                                   4,450           5,098
                                                          ------          ------
    Total non-current liabilities                         10,590          12,170
L21 Commitments and contingent liabilities
    Group equity
L6  Other group equity                                       533           1,232
    Stockholders' equity:
    Priority shares, par value NLG 5,000 per share:
    Authorized and issued 10 shares
    Preference shares, par value NLG 10 per share:
    Authorized 499,995,000 shares
    Issued - none -
    Common shares, par value NLG 10 per share:
    Authorized 500,000,000 shares
    - Issued 368,494,824 shares
    - (364,777,116 in 1997)                        3,685           3,648
L22 Share premium                                  4,019           3,943
L22 Other reserves                                23,588          11,866
                                                  ------          ------
                                                          31,292          19,457
                                                          ------          ------
     Total                                                62,041          51,394

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                              OF THE PHILIPS GROUP

                         in millions of Dutch guilders

                                                                          1998       1997*      1996*
                                                                       -------      ------     ------
Cash flows from operating activities:

NET INCOME (LOSS)                                                       13,339      5,733       (590)
Adjustments to reconcile net income to net cash provided
by operating activities:
Income from discontinued operations                                       (462)      (579)      (445)
Net gain on disposal of discontinued operations                        (10,675)         -          -
Depreciation and amortization                                            4,164      3,520      3,405
Net gain on sale of investments                                         (1,604)    (3,070)      (255)
Decrease (increase) in working capital,
net of effects from acquisitions and sales                                 600      1,137       (556)
Decrease (increase) in non-current receivables                              95       (341)      (390)
(Decrease) increase in provisions                                         (390)      (246)       833
Results relating to unconsolidated companies                               (68)         -       (283)
Share of other group equity in group income                               (382)      (100)        24
Other items                                                                 98      1,019        265
                                                                       -------     ------     ------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                4,715      7,073      2,008

Cash flows from investing activities:

Capital expenditures on property, plant and equipment                   (3,600)    (3,585)    (4,815)
Proceeds from disposals of property, plant and equipment                   527        496        354
Purchase of other non-current financial assets                            (149)      (383)      (258)
Proceeds from other non-current financial assets                           291        527        339
Purchase of businesses, net of cash acquired                            (1,910)      (576)      (794)
Proceeds from sale of interests in businesses                            1,666      3,621      1,128
                                                                       -------     ------     ------
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES                    (3,175)       100     (4,046)
                                                                       -------     ------     ------
CASH FLOWS (BEFORE FINANCING ACTIVITIES)                                 1,540      7,173     (2,038)

Cash flows from financing activities:

(Decrease) increase in short-term debt                                    (164)    (3,311)     1,478
Principal payments on long-term debt                                    (1,245)    (2,597)    (1,855)
Proceeds from issuance of long-term debt                                   427        886      2,560
Payments of conversion certificates                                          -        (33)         -
Effect of other financial transactions                                     252          -          -
Treasury stock transactions                                               (345)      (251)        77
Dividends paid                                                            (719)      (557)      (549)
                                                                       -------     ------     ------
NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES                    (1,794)    (5,863)     1,711
                                                                       -------     ------     ------
CASH (USED FOR) PROVIDED BY CONTINUING OPERATIONS                         (254)     1,310       (327)

*Restated to reflect the sale of PolyGram N.V. and to present the Philips Group accounts on a continuing basis for all years presented.


CONSOLIDATED STATEMENTS OF CASH FLOWS OF THE PHILIPS GROUP (CONTINUED)
                                                                                 1998      1997*       1996*
                                                                                ------    ------       ------
CASH (USED FOR) PROVIDED BY CONTINUING OPERATIONS                                 (254)    1,310        (327)
Effect of changes in exchange rates and consolidations on cash positions            67       (89)       (123)
Net cash provided by (used for) discontinued operations                            202       407         (65)
Net cash from disposal of discontinued operations                               11,347        --          --
Cash and cash equivalents at beginning of year                                   3,079     2,145       2,660
                                                                                ------    ------      ------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        14,441     3,773       2,145
Of which: cash and cash equivalents discontinued operations                         --       694         414
                                                                                ------    ------      ------
CASH AND CASH EQUIVALENTS CONTINUING OPERATIONS                                 14,441     3,079       1,731


SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS:
Decrease (increase) in working capital net of effects
from acquisitions and sales:
Increase in accounts receivable and prepaid expenses                              (292)      (56)     (1,798)
(Increase) decrease in inventories                                                (133)     (394)        857
Increase in accounts payable and accrued expenses                                1,025     1,587         385
                                                                                ------    ------      ------
                                                                                   600     1,137        (556)

Net cash paid during the year for:
Interest                                                                           536       748         767
Income taxes                                                                       440       340         313
Additional common stock issued upon conversion of long-term debt                    56       143           8

Net gain on sale of investments:
Cash proceeds from the sale of investments (property, plant and equipment
and interests in companies)                                                      2,492     4,644       1,827
Book value of these investments taking into account the effects of related
goodwill and translation differences                                              (888)   (1,574)     (1,572)
                                                                                ------    ------      ------
                                                                                 1,604     3,070         255

Non-cash investing and financing information:
Assets received in lieu of cash                                                  3,742        82          --

Treasury stock transactions:
Shares acquired                                                                   (711)     (781)       (217)
Shares sold                                                                        260       206          54
Exercise warrants/stock options                                                    106       324         240

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

             in millions of Dutch guilders, unless otherwise stated


                                                         number of shares*     issued,     share      other      total
                                                 -------------------------     paid-up   premium   reserves
                                                 outstanding        issued     capital

BALANCE AS OF DECEMBER 31, 1995                  341,756,174   345,062,054       3,451     3,474      7,130     14,055
Issued in exchange for:
- convertible debentures and on exercise
  of conversion certificates                                       190,569           2         6                     8
- stock options                                                  1,422,330          14        29                    43
- warrants                                                       5,804,609          58       139                   197
Net loss for the year                                                                                  (590)      (590)
Dividend payable                                                                                       (555)      (555)
Treasury stock transactions                                                                            (163)      (163)
Translation differences and other changes                                                               961        961
                                                               -----------       -----     -----     ------     ------
BALANCE AS OF DECEMBER 31, 1996                  347,080,144   352,479,562       3,525     3,648      6,783     13,956
Issued in exchange for:
- convertible debentures and on exercise
  of conversion certificates                                     1,544,714          15        79                    94
- stock options                                                                              (42)                  (42)
- warrants                                                      10,752,840         108       258                   366
Net income for the year                                                                               5,733      5,733
Dividend payable                                                                                       (716)      (716)
Treasury stock transactions                                                                            (493)      (493)
Translation differences and other changes                                                               559        559
                                                               -----------       -----     -----     ------     ------
BALANCE AS OF DECEMBER 31, 1997                  357,949,491   364,777,116       3,648     3,943     11,866     19,457
Issued in exchange for:
- convertible debentures and on exercise
  of conversion certificates                                        80,847           1         6         49         56
- stock options                                                                              (17)                  (17)
- warrants                                                       3,636,861          36        87                   123
Net income for the year                                                                              13,339     13,339
Dividend payable                                                                                       (794)      (794)
Treasury stock transactions                                                                            (451)      (451)
Translation differences and other changes                                                              (421)      (421)
                                                               -----------       -----     -----     ------     ------
BALANCE AS OF DECEMBER 31, 1998                  360,690,217   368,494,824       3,685     4,019     23,588     31,292

* par value NLG 10 per share

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE PHILIPS GROUP

all amounts in millions of Dutch guilders unless otherwise stated

INTRODUCTION

The financial statements of Koninklijke Philips Electronics N.V. (the `Parent Company') are included in the statements of the Philips Group. The unconsolidated statements of income of Koninklijke Philips Electronics N.V. therefore reflect only the net after-tax income from affiliated companies and other income after taxes.

The accompanying notes are an integral part of the consolidated financial statements.

PRESENTATION BALANCE SHEET AND INCOME STATEMENT

In 1997, the Company changed the format of its consolidated balance sheet presentation. The primary reason for the change was to accommodate the expectations of foreign, mainly US shareholders, who represent a large percentage of the shareholders in the Company. In light of this, the Company decided to present its consolidated balance sheet and income statement more in line with a presentation that is common practice in the United States. Under the new format, the order of presentation of assets and liabilities is based on the degree of liquidity.

The most important change refers to certain items which in the previous format were included in current receivables and have been reclassified to long-term receivables under the new format, to better reflect the nature of the assets and to better present working capital and the proportion of current assets that is not current. The current balance sheet presentation is somewhat different from the one used under Dutch regulations.

1    ACQUISITIONS AND DIVESTITURES

     PolyGram

     On May 21, 1998, Philips, PolyGram N.V. (`PolyGram') and The Seagram Company Ltd. (`Seagram') announced that they had reached an agreement that Seagram would acquire all outstanding shares of PolyGram for a consideration of NLG 117 in cash for each PolyGram share or, at shareholders' election, a mixture of cash and Seagram shares based on an exchange ratio of 1.4012 Seagram shares for each PolyGram share. On June 22, 1998, the price was reduced to NLG 115 or a mixture of cash and Seagram shares based on an exchange ratio of 1.3772 Seagram shares for each PolyGram share. This reduction reflected the lower than expected financial results of PolyGram during the second quarter of 1998. Philips also agreed to hold the Seagram shares for at least two years from the closing of the transaction.

     On December 10, 1998, Seagram acquired substantially all of the outstanding PolyGram shares. On that date, Philips received NLG 11,531 million in cash and 47,831,952 Seagram shares representing approximately 12% of the outstanding Seagram shares. The sale of PolyGram resulted in a gain of NLG 10,675 million, or NLG 29.65 per share, free of taxes. In order to gain insight into the Company's cash flows, earnings capacity and financial position, the information about discontinued operations has been segregated from the information about continuing operations. The financial information relating to PolyGram, being a separate product sector, has been excluded from the respective captions in the consolidated financial statements and related notes, and is reported separately up to the date of sale. Comparative information for prior periods has been restated by separating continued and discontinued operations retrospectively.

     Summarized financial information for PolyGram is as follows:

                                                     1998*      1997      1996
                                                   ------     ------    ------
     Sales                                         10,617     11,095     9,488
     Costs and expenses                            (9,734)    (9,912)   (8,605)
     INCOME FROM OPERATIONS                           883      1,183       883
     Financial income and expenses                    (57)       (17)       (8)
     INCOME BEFORE TAXES                              826      1,166       875
     Income taxes                                    (166)      (355)     (244)
     INCOME AFTER TAXES                               660        811       631
     Results unconsolidated companies/share other
       group equity                                  (198)      (232)     (186)
     NET INCOME (PHILIPS' SHARE)                      462        579       445
     Net cash provided by operating activities         --        645       630
     Net cash used for investing activities            --       (235)     (456)
     Net cash used for financing activities            --         (3)     (239)


                                                             Dec. 31,   Dec. 31,
                                                                1997       1996
                                                            --------    --------
    Current assets                                             6,580       5,229
    TOTAL ASSETS                                              11,312       9,434
    Current liabilities                                        5,451       4,442
    TOTAL LIABILITIES                                          8,047       6,794
    Net assets of discontinued operations                      3,265       2,640

    * Until  December 10, 1998

     Joint venture Philips/Lucent

     Effective September 27, 1998, Philips and Lucent Technologies terminated their joint venture, Philips Consumer Communications (PCC).

     Philips, which owned 60% of the venture, and Lucent, which owned 40%, each regained control of their originally contributed assets. The joint venture was formed on October 1, 1997.

The assets over which Philips regained control include its wireless business, which is mainly GSM, its wired business outside North America, and paging. Approximately 5,000 PCC employees returned to Philips, approximately 8,600 returned to Lucent.

The 1998 income from operations incorporated losses related to the unwinding of the joint venture, including a write down of obsolete inventories (NLG 351 million), and the subsequent restructuring of the returned PCC activities (NLG 475 million).

Summarized financial information for the PCC joint venture, included in Philips' consolidated financial statements, is as follows:

                                               9 months 1998      3 months 1997
                                               -------------      -------------
Sales                                                  3,032              1,257
Loss from operations                                    (770)              (121)
Loss before income taxes                                (771)              (120)
Net loss                                                (483)               (66)

Net cash (used for) provided by operating activities    (832)               133
Net cash used for investing activities                  (105)               (69)
Net cash provided by financing activities                870                116

                                                                  Dec. 31, 1997
                                                                  -------------
Current assets                                                            1,930
TOTAL ASSETS                                                              2,620
Current liabilities                                                       1,202
TOTAL LIABILITIES                                                         1,697
Net assets (Philips' share 1997)                                            923

Acquisition ATL Ultrasound

ATL Ultrasound was acquired on October 2, 1998 for NLG 1,613 million in cash. ATL Ultrasound is a leading company in the high-performance ultrasound market. Included in the purchase price for ATL was goodwill paid for the amount of NLG 775 million, in-process R&D for the amount of NLG 401 million and NLG 115 million for patents and trademarks.

Goodwill and patents and trademarks are capitalized under intangible assets and amortized over 12 years and 8 years respectively.

In-process R&D represents the value assigned to research and development projects of ATL Ultrasound that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In-process R&D was charged to expense at the date of acquisition.

2    INCOME FROM OPERATIONS

     Depreciation and amortization

     Included in direct cost of sales is depreciation of property, plant and equipment and amortization of intangible assets.

                                                        1998      1997      1996
                                                        ----      ----     -----
     Depreciation of property, plant and equipment     3,412     3,143     3,024
     Amortization of goodwill                            119       189       205
     Amortization of patents and trademarks                5         -         -
     Amortization of other intangible assets             445         -        14

     In 1998, additional depreciation costs relating to write-downs of property, plant and equipment of NLG 148 million resulting from the recognition of asset impairment were reported in the separate line item restructuring charges (1997: NLG 145 million, 1996: NLG 144 million).

     Amortization of goodwill relating to unconsolidated companies amounting to NLG 2 million (1997: NLG 18 million, 1996: NLG 14 million) was not included in costs of sales but was charged against results relating to unconsolidated companies. Amortization of other intangible assets is NLG 445 million, representing amortized in-process R&D paid as part of acquisitions in 1998.

     Research and development

     Expenditures for research and development activities amounted to NLG 4,513 million, representing 6.7% of sales (1997: NLG 4,057 million, 6.2% of sales, 1996: NLG 4,050 million, 6.8% of sales). These expenditures are included in direct cost of sales.

     Salaries and wages

                                                        1998      1997      1996
                                                        ----      ----      ----
     Salaries and wages                               15,156    15,173    14,778
     Pension costs                                       415       622       647
     Other social security and similar charges:
     Required by law                                   2,162     1,959     1,979
     Voluntary                                           357       451       408
                                                      ------    ------    ------
     TOTAL                                            18,090    18,205    17,812

     Remuneration Board of Management and Supervisory Board

     Board of Management

     Remuneration and pension costs relating to the present members of the Board of Management amounted to NLG 25,808,000 (1997: NLG 17,328,000). The increase in these costs in 1998 is connected with the higher bonuses as a result of the profit level achieved in 1997 and the increase in the number of members of the Board of Management. The costs for former members of the Board of Management amounted to NLG 16,832,000 (1997: NLG 5,540,000). The increase in these costs is connected with the severance contracts of former members of the Board of Management concluded prior to 1998. In 1996, total remuneration and pension costs of present and former members of the Board of Management amounted to NLG 27,154,000.

     In 1998, members of the Board of Management were granted 385,900 stock options (1997: 331,300 stock options). At year-end 1998 the present members of the Board of Management held a total of 799,800 stock options at a weighted average exercise price of NLG 112.93 (for information on stock options, see note 23 to the financial statements).

     Supervisory Board

     The remuneration of present members of the Supervisory Board amounted to NLG 831,000 (1997: NLG 724,000, 1996: NLG 836,000); former members received no remuneration. The remuneration for individual members is NLG 90,000 and for the Chairman NLG 165,000. Additionally, with effect from 1998, the membership of committees of the Supervisory Board is compensated. At year-end 1998 present members of the Supervisory Board own directly and/or beneficially 5,354 shares (1997: 5,836 shares) in the Company's capital and 28,100 stock options acquired before the membership of the Supervisory Board; no options were traded at the stock exchange.

     Employees

     The average number of employees during 1998 was 252,680 (1997: 255,664, 1996: 259,628). The number of employees by category is summarized as follows:

                                                        1998      1997      1996
                                 ---------------------------   -------   -------
                                 beginning      end  average   average   average
                                  of year*  of year       **

     Production                  145,247   131,551   146,249   150,616   152,029
     Research & development       20,122    20,473    20,657    21,238    23,065
     Other                        64,781    63,436    64,494    63,478    68,232
                                 -------   -------   -------   -------   -------
     Permanent employees         230,150   215,460   231,400   235,332   243,326
     Temporary employees          21,750    18,226    21,280    20,332    16,302
                                 -------   -------   -------   -------   -------
     TOTAL                       251,900   233,686   252,680   255,664   259,628


      * including changes in consolidations at January 1, 1998.
     ** (de)consolidation changes have not been taken into consideration in determining the average number of employees.

     The number of employees at year-end 1998 went down by 18,214 as compared to the beginning of the year. This includes a decrease of 11,454 relating to consolidation changes.

     OTHER BUSINESS INCOME

     Other business income consists of amounts not directly related to the production and sale of products and services, including NLG 84 million relating to the net gain from the disposal of certain business interests which do not constitute separate lines of activities (1997: NLG 33 million, 1996: NLG 41 million).

     Other business income also includes gains of NLG 163 million from the sale of fixed assets (1997: NLG 93 million, 1996: NLG 54 million) and various smaller items.

     RESTRUCTURING CHARGES

     The provision for restructuring relates to the estimated costs of planned reorganizations that have been approved by the Board of Management and publicly announced, and which involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in total restructuring provisions. Of the provision for restructuring as of January 1, 1998 (NLG 718 million), an amount of NLG 355 million was utilized during 1998. An amount of NLG 57 million was released to income, principally relating to the Consumer Products (NLG 14 million), Semiconductors (NLG 12 million), Lighting (NLG 9 million) and Professional (NLG 17 million) sectors. To the remaining balance of prior-years provisions (NLG 306 million), an amount of NLG 766 million was charged to income for new restructuring programs. This charge included lay-off costs of NLG 274 million for planned workforce reduction of approximately 4,000 persons and involved the Lighting (NLG 31 million), Components (NLG 24 million), Consumer Products (NLG 168 million), Professional (NLG 14 million) and Semiconductors (NLG 37 million) sectors. Asset write-downs included in this restructuring charge totaled NLG 424 million, mainly relating to the Consumer Products, Professional and Components sectors. The write-down amount was based on the discounted cash flow method. Other restructuring charges totaled NLG 68 million, principally for the Lighting and Consumer Products sectors.

     In 1998, the net amount of additions and releases to income from operations came to NLG 726 million as compared to NLG 105 million in 1997.

     Restructuring provision

                                                        1998                1997
                                                        ----                ----
     The changes in the provision for
     restructuring are as follows:
     Balance as of January 1                             718               1,422
     Changes:
     Utilization relating to prior-year
     provisions:
     - write-down of assets                      (43)             (135)
     - personnel costs                          (230)             (419)
     - other costs                               (76)             (241)
     - consolidation changes/translation
       differences                                (6)               (4)
                                                ----              ----
                                                        (355)               (799)
     Release of provisions against:
     - income from operations                            (40)                (64)
     - extraordinary income                              (17)                  -
                                                        ----                ----
     Remaining prior-year provisions
     as of December 31                                   306                 559
     Additions charged against:
     - income from operations                            766                 169
     - extraordinary income                                -                  13
     Utilization relating to current-year
     provisions:
     - write-down of assets                     (403)              (10)
     - personnel costs                           (29)              (12)
     - other costs                               (53)               (6)
     - other movements                             2                 6
     - translation differences                    (5)               (1)
                                                ----              ----
                                                        (488)                (23)
                                                        ----                ----
     BALANCE AS OF DECEMBER 31,                          584                 718

     The remaining prior-year provisions at December 31, 1998 relate primarily to personnel lay-off costs. The Company expects to make cash expenditures of approximately NLG 0.5 billion in 1999 in connection with existing restructuring programs.

3    FINANCIAL INCOME AND EXPENSES

                                                        1998      1997     1996
                                                        ----      ----     ----
     Interest income                                     169       163      174
     Interest expense                                   (705)     (911)    (941)
                                                        ----      ----     ----
     TOTAL INTEREST EXPENSE (NET)                       (536)     (748)    (767)

     Other income from non-current financial assets       87       158       34
     Value adjustments of non-current financial assets    (7)       (9)     (29)
     Interest on provisions for pensions                (131)     (129)    (130)
     Foreign exchange differences                        (87)       27       11
     Miscellaneous financing costs                       (12)       (2)      (9)
                                                         ----      ----     ----
     TOTAL                                              (686)     (703)    (890)

     Interest paid decreased due to lower average debt, which declined from NLG
     12.7 billion in 1997 to NLG 9.0 billion in 1998. Other income from non-current financial assets in 1998 mainly related to the gain on the sale of equity investments, principally in Flextronics (NLG 59 million). The 1997 gain mainly reflects the profit on the sale of the shares in Viacom and Fluke (NLG 128 million).

     Foreign exchange differences primarily included increased hedging costs of hard currency loans to subsidiaries in emerging markets.

     Beginning in 1999, interest on provisions for pensions will be included in income from operations.

4    INCOME TAXES

     Tax on income from continuing operations amounted to NLG 91 million in 1998 (1997: NLG 607 million, 1996: NLG 15 million benefit). In 1998, there was a tax expense of NLG 211 million on extraordinary items compared to a NLG 31 million benefit in 1997 and a NLG 159 million benefit in 1996.

     The components of income before income taxes are as follows:

                                                      1998      1997       1996
                                                      ----      ----       ----
     Netherlands                                       728       482       (148)
     Foreign                                            95     2,592        187
                                                     -----     -----      -----
     INCOME BEFORE INCOME TAXES                        823     3,074         39

     The components of income tax expense are as follows:
     Netherlands:
     Current taxes                                       2        (4)        23
     Deferred taxes                                    198       162        (92)
                                                     -----     -----      -----
                                                       200       158        (69)
     Foreign:
     Current taxes                                     221       395        279
     Deferred taxes                                   (330)       54       (225)
                                                     -----     -----      -----
                                                      (109)      449         54
                                                     -----     -----      -----
     INCOME TAX EXPENSE (BENEFIT) FROM CONTINUING
     OPERATIONS                                         91       607        (15)

     Philips' operations are subject to income taxes in various foreign jurisdictions with statutory income tax rates varying from 16.5% to 51% which cause a difference between the weighted average statutory income tax rate and the Netherlands' statutory income tax rate of 35%.

     A reconciliation of the weighted average statutory income tax rate as a percentage of income before taxes and the effective income tax rate is as follows:

                                                      1998      1997       1996
                                                      ----      ----       ----
     Weighted average statutory income tax rate       30.7      34.5       19.5
     Tax effect of:
     Utilization of previously unrecognized loss
     carryforwards                                   (93.0)    (14.5)     (24.0)
     New loss carryforwards not recognized            57.4       5.2       63.3
     Changes in the valuation allowance for other
     deferred tax assets                              16.7      (2.3)     (12.9)
     Exempt income and non-deductible expenses        18.1*      1.3       (7.4)
     Tax incentives and other                        (18.8)     (1.5)     (13.4)
     Effect of sale of PolyGram                         --      (3.0)     (65.2)
                                                      ----      ----       ----
     Effective tax rate                               11.1      19.7      (40.1)


     * of which 17.8 write-off of in-process R&D (ATL).

     Deferred tax assets and liabilities

     Deferred tax assets and deferred tax liabilities are as follows:

                                             1998                   1997
                                      -------------------   -------------------
                                      assets  liabilities   assets  liabilities
                                      ------  -----------   ------  -----------
     Intangible fixed assets              200        (20)      210          (20)
     Property, plant and equipment        640       (710)      680         (660)
     Inventories                          200        (70)      150          (50)
     Receivables                          190        (60)      210          (50)
     Provisions:
     - for pensions                       280       (180)      280         (160)
     - restructuring                      140        (10)      220            -
     - guarantees                          30          -        90            -
     - other                            1,000       (190)      720          (60)
     Other assets                         140       (490)      200         (700)
     Other liabilities                    250       (310)      470         (117)
                                      -------  ---------    ------  -----------
     Total deferred
       tax assets/liabilities           3,070     (2,040)    3,230       (1,817)
                                      =======  =========    ======  ===========

     Net deferred tax position          1,030                1,413
     Tax loss carryforwards
       (including tax credit
       carryforwards)                   4,535                4,449
     Valuation allowances              (4,766)              (5,022)
                                       ------               ------
     NET DEFERRED TAX ASSETS              799                  840

     At December 31, 1998, operating loss carryforwards expire as follows:

Total   1999   2000   2001   2002   2003   2004/2008   later   unlimited
-----   ----   ----   ----   ----   ----   ---------   -----   ---------
11,800   200    200    400    200    400       1,000     800       8,600

     The Company also has tax credit carryforwards of NLG 267 million which are available to offset future tax, if any, and which expire as follows:

Total   1999   2000   2001   2002   2003   2004/2008   later   unlimited
-----   ----   ----   ----   ----   ----   ---------   -----   ---------
267        3      2      3      5     15          39       7         193

     Classification of the deferred tax assets and liabilities takes place at a fiscal entity level as follows:

                                                             1998        1997
                                                            ------      ------
Deferred tax assets grouped under non-current receivables   1,057       1,088
Deferred tax liabilities grouped under provisions            (258)       (248)

     Classification of the income tax payable and receivable is as follows:

                                                                   1998    1997
                                                                  -----   -----

     Income tax receivable grouped under non-current receivables    80      219

     Income tax receivable grouped under current receivables       298      173

     Income tax payable grouped under current liabilities         (458)    (565)


     The amount of the unrecognized deferred income tax liability for temporary differences, totaling NLG 620 million (1997: NLG 530 million), related to unremitted earnings in foreign group companies and unconsolidated companies which are considered to be essentially permanent. Under current Dutch tax law, no additional taxes are payable. However, in certain jurisdictions, withholding taxes would be payable.

5    RESULTS RELATING TO UNCONSOLIDATED COMPANIES

     These results principally include the Company's share in the net income of Taiwan Semiconductor Manufacturing Co., ASM Lithography and the losses from the ongoing development costs of digitized street maps incurred by Navigation Technologies Corporation. Included in 1997 and 1996 is the share in the losses of Grundig AG through June 1997.

     In 1998, an amount of NLG 16 million resulting from the sale of various companies was also included.

     In 1997, the gain on the sale of the Company's stake in Bang & Olufsen was included.

     In addition, a charge of NLG 2 million (1997: NLG 18 million, 1996: NLG 14 million), representing amortization of goodwill arising from the acquisition of unconsolidated companies, is included in the amount presented in the income statement, but not in equity in income presented in the following table.

     Investments in, and loans to unconsolidated companies

     The changes during 1998 are as follows:

                                                 total    investments     loans
                                                 -----    -----------    ------

     Balance as of January 1, 1998               2,524          2,469        55

     Changes:

     Acquisitions/additions                        471            291       180

     Sales/redemptions                            (536)          (497)      (39)

     Equity in income                               71            214      (143)

     Dividend declared                              (3)            (3)        -

     Changes in consolidations                     222)          (219)       (3)

     Other                                         (77)           (77)        _

     Translation and exchange rate differences     (79)           (74)       (5)
                                                 -----          -----      ----

     BALANCE AS OF DECEMBER 31, 1998             2,149          2,104        45


     The investments in unconsolidated companies at December 31, 1998 includes NLG 25 million (1997: NLG 28 million) for companies accounted for under the cost method.

     The total book value of unconsolidated companies is summarized as follows:

                                                                 1998      1997
                                                                 ----      ----
     Taiwan Semiconductor Manufacturing Co.                     1,375     1,199
     Philips Car Systems                                            -       443
     ASM Lithography                                              264       231
     Conventional Passive Components                              225         -
     Other                                                        285       651

                                                                -----     -----
     TOTAL                                                      2,149     2,524

     To reflect the disposition of PolyGram as a discontinued operation, the net asset value of PolyGram as of December 31, 1997 has been recorded under unconsolidated companies for an amount of NLG 3,265 million. In December 1998, PolyGram was sold to Seagram (see note 1).

     Under a preliminary agreement signed on September 27, 1998, Philips sold its Conventional Passive Components activities to an affiliate of Compass Partners International on January 14, 1999. Assets and liabilities were therefore no longer consolidated as of December 31, 1998. The net asset value of this business has been included under unconsolidated companies - investments - in the balance sheet. Sales and income over 1998 have been included in the consolidated Group accounts. The gain on the disposal will be recognized in 1999.

     The aggregate fair values of Philips' shareholding in TSMC and ASML, based on quoted market prices at December 31, 1998, were NLG 7.0 billion (1997:
     NLG 8.0 billion) and NLG 1.8 billion (1997: NLG 1.0 billion) respectively.

     In December 1997, Philips and Mannesmann VDO signed a contract for the sale of Philips Car Systems to Mannesmann. Car Systems' net assets were deconsolidated at year-end 1997 and recognized in the balance sheet under Unconsolidated companies for an amount of NLG 443 million. Under the contract, Mannesmann VDO paid NLG 1,013 million in the first quarter of 1998. Additional payments in 1998 were made for an amount of NLG 69 million and subsequent payments of NLG 295 million will be received for amounts of NLG 26 million in 1999 and NLG 269 million in the year 2000. Reference is made to note 7.

6    SHARE OF OTHER GROUP EQUITY IN GROUP INCOME

     The share of other group equity in group income principally includes the share of third parties in the net income (loss) of consolidated companies. Mainly due to the loss-giving situation in PCC, the share of other group equity in 1998 amounted to a profit of NLG 374 million. In the years prior to 1998 the compensation paid on conversion certificates and similar securities was also included.

     Other group equity

     Minority interests in consolidated companies, totaling NLG 533 million (1997: NLG 1,232 million), are valued on the basis of their interest in the underlying net asset value.

7    EXTRAORDINARY ITEMS - NET

                                                      1998      1997       1996
                                                      ----      ----       ----
     Extraordinary gains                             1,298     3,184        375
     Extraordinary losses                              (77)     (773)    (1,847)
     Taxes                                            (211)       31        159
                                                     -----     -----     ------
     TOTAL                                           1,010     2,442     (1,313)

     Extraordinary items contributed NLG 1,010 million to net income in 1998. The sale of Philips Car Systems to Mannesmann VDO resulted in a net gain of NLG 836 million whereas the sale of the Optoelectronics unit to Uniphase Corporation and various other items amounted to NLG 174 million.

     Accumulated translation differences relating to the disposed businesses reduced the gains on disposal by NLG 11 million (1997: NLG 12 million). Those translation differences were previously accounted for directly within stockholders' equity.

     In extraordinary losses of 1998 are included costs of NLG 34 million resulting from the early repayment of debt.

     The principal components of the NLG 3,184 million extraordinary gain reported in 1997 were the sale of a 5.4% shareholding in TSMC (NLG 1,979 million), the sale of 50% of UPC (NLG 491 million) and the sale of a portion of ASML (NLG 405 million). Other gains related to various divestitures.

     The principal components of the 1997 extraordinary losses were Grundig (NLG 487 million) and costs resulting from the early repayment of debt (NLG 96 million). Other losses related to various divestitures.

     In 1996, the extraordinary gain of NLG 375 million resulted from the flotation of part of Philips' shareholding in ASML.

     The principal components of the 1996 extraordinary losses were the structural realignment of the Sound & Vision division, including the closure of substantial production facilities in Europe and the USA (NLG 800 million), and the first phase of the termination of the Grundig Unternehmensvertrag resulting in a charge of more than NLG 600 million. Other losses related to the Board's decision in 1996 to exit the media software business, the audio/video rental business, the divestiture of Data Communications and other Communication Systems operations.

8    EARNINGS PER SHARE

     The earnings per share data have been calculated in accordance with SFAS No. 128 `Earnings per Share'. The weighted average number of common shares outstanding during the respective years are:

                                                                        1998                         1997                      1996
                                                                        ----                         ----                      ----
     WEIGHTED AVERAGE NUMBER OF SHARES                           360,056,076                  349,397,603               341,847,784
     BASIC EPS COMPUTATION
     Income from continuing operations available
     to holders of common shares                                       1,192                        2,712                       278
     Income from discontinued operations                                 462                          579                       445
     Gain on sale of discontinued operations                          10,675                            -                         -
     Extraordinary items - net                                         1,010                        2,442                    (1,313)
                                                                 -----------                  -----------               -----------
     NET INCOME (LOSS) AVAILABLE TO
     HOLDERS OF COMMON SHARES                                         13,339                        5,733                      (590)

     DILUTED EPS COMPUTATION
     Income from continuing operations available
     to holders of common shares                                       1,192                        2,712                       278
     Plus:
     Interest on assumed conversion of
     convertible debt, net of taxes                                        2                            1                         4
                                                                 -----------                  -----------               -----------
     Income available to holders of common shares                      1,194                        2,713                       282
     Income from discontinued operations                                 462                          579                       445
     Gain on sale of discontinued operations                          10,675                            -                         -
     Extraordinary items - net                                         1,010                        2,442                    (1,313)
                                                                 -----------                  -----------               -----------
     NET INCOME (LOSS) AVAILABLE TO
     HOLDERS OF COMMON
     SHARES PLUS EFFECT OF ASSUMED CONVERSIONS                        13,341                        5,734                      (586)

     WEIGHTED AVERAGE NUMBER OF SHARES                           360,056,076                  349,397,603               341,847,784
     Plus, shares applicable to:
     - options                                      2,010,923                    3,406,612                   1,299,081
     - warrants                                             -                    2,630,931                   6,371,195
     - convertible debt                               952,124                      906,763                   1,832,310
                                                    ---------                    ---------                   ---------
     Dilutive potential common shares                              2,963,047                    6,944,306                 9,502,586
                                                                 -----------                  -----------               -----------
     ADJUSTED WEIGHTED AVERAGE NUMBER OF SHARES                  363,019,123                  356,341,909               351,350,370

9   CASH AND CASH EQUIVALENTS

     Included in cash and cash equivalents are marketable securities of NLG 2 million (1997: NLG 22 million) with a market value of NLG 2 million (1997:
     NLG 35 million). Also included are time deposits with banks totaling NLG 268 million (1997: NLG 339 million) that are not freely available for withdrawal.

10   RECEIVABLES

     Trade accounts receivable include installment accounts receivable of NLG 4 million (1997: NLG 9 million) and receivables from unconsolidated companies, primarily representing trade balances, for an amount of NLG 146 million (1997: NLG 205 million).

     Discounted drafts of NLG 65 million (1997: NLG 103 million) have been deducted.

     Income tax receivable (current portion) for an amount of NLG 298 million (1997: NLG 173 million) is included under other receivables.

     The changes in the allowances for doubtful accounts and notes are as follows:

                                                  1998       1997       1996
                                                 ------     ------     ------
     Balance as of January 1,                      341        252        478
     Additions charged to income                   394        268        135
     Deductions from allowances *                 (133)      (131)       (78)
     Other movements **                           (191)       (48)      (283)
                                                 ------     ------     ------
     BALANCE AS OF DECEMBER 31,                    411        341        252

[FN]
     *    Write-offs for which allowances were provided.

     ** Including the effect of translation differences and consolidation changes.

11   INVENTORIES

     Inventories are summarized as follows:

                                                             1997       1996
                                                            ------     ------

     Finished products                                      4,631      4,846
     Work in process, materials, parts and supplies         4,788      5,120
                                                            ------     ------
     TOTAL                                                  9,419      9,966

     Included in work in process, materials, parts and supplies is an amount of NLG 534 million (1997: NLG 364 million) of customer orders net of advance payments of NLG 242 million (1997: NLG 341 million).

12   OTHER NON-CURRENT FINANCIAL ASSETS

     The changes during 1998 are as follows:

                                                                         other loans
                                                                                 and   restricted
                                                             security    non-current       liquid
                                                 total    investments    receivables       assets
                                                 -----    -----------    -----------    ---------
     Balance as of January 1, 1998                 674            279            256          139
     Changes:
     Acquisitions/additions                      3,596          3,447            130           19
     Sales/redemptions                            (232)           (83)          (149)           -
     Value adjustments                              (9)            (6)            (3)           -
     Translation and exchange differences           (9)            (2)            (7)           -
     Changes in consolidations                       4             15            (11)           -
     Other                                          77             77              -            -
                                                 -----          -----           ----          ---
     BALANCE AS OF DECEMBER 31, 1998             4,101          3,727            216          158
     Accumulated total of write-downs
     included in the book value                     19              8             11            -

     Included in other non-current financial assets are securities that generate income unrelated to normal business operations. Other loans and non-current receivables are stated net of allowances for doubtful accounts of NLG 11 million (1997: NLG 2 million). Included in security investments are shares valued at NLG 198 million (1997: NLG 207 million) that are not available for trade or redemption.

     In connection with the sale of PolyGram to Seagram, Philips received 47,831,952 shares of Seagram whose fair value upon receipt on December 10, 1998 amounted to NLG 3,091 million and is recorded under security investments. Philips is restricted from selling this 12% shareholding until December 2000, a period of two years from the acquisition date. At year-end 1998, the market value of the Seagram shares that Philips holds amounted to NLG 3,399 million.

     In connection with the sale of Optoelectronics B.V. to Uniphase Corporation, Philips received 3,259,646 common shares and 100,000 preference shares of Uniphase Corporation, making Philips a 8.5% stockholder in Uniphase. Philips is restricted from selling these shares for a period of one year from the acquisition date. At December 31, 1998, they are recorded under security investments at their fair value upon receipt of NLG 356 million. At year-end 1998, the market value of the Uniphase shares that Philips holds amounted to NLG 427 million.

13   NON-CURRENT RECEIVABLES

     Included in non-current receivables are receivables with a remaining term of more than one year and the non-current portion of income taxes receivable for an amount of NLG 80 million (1997: NLG 219 million). Prepaid expenses in 1998 include prepaid pension costs of NLG 2,005 million
     (1997: NLG 2,121 million) and deferred tax assets of NLG 1,057 million (1997: NLG 1,088 million).

14   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment decreased from NLG 15,283 million at year-end 1997 to NLG 14,488 million at year-end 1998. The changes during 1998 were as follows:

                                                                                                  prepayments
                                                           land       machinery                           and       no longer
                                                            and             and         other    construction    productively
                                           total      buildings   installations     equipment     in progress        employed
                                           -----      ---------   -------------     ---------    ------------    ------------

     Balance as of January 1, 1998:

     Cost                                 37,161         7,555           21,663          6,215          1,632              96

     Accumulated depreciation            (21,878)       (3,637)         (13,508)        (4,655)             -             (78)
                                         -------        ------          -------         ------          -----            ----
     Book value                           15,283         3,918            8,155          1,560          1,632              18

     Changes in book value:

     Capital expenditures                  3,600           403            2,399            799             (7)              6

     Retirements and sales                  (464)         (142)            (247)           (67)            (4)             (4)

     Depreciation                         (3,271)         (306)          (2,133)          (829)            (2)             (1)

     Write-downs due to impairment          (289)          (18)            (237)           (34)             -               -


     Translation differences                (402)          (85)            (226)           (41)           (49)             (1)

     Changes in consolidations                31           114              (31)           (23)           (29)              -
                                         -------        ------          -------          ------          -----           ----

     Total changes                          (795)          (34)            (475)          (195)           (91)              -

     Balance as of December 31, 1998:

     Cost                                 36,741         7,609           21,492          6,011          1,541              88

     Accumulated depreciation            (22,253)       (3,725)         (13,812)        (4,646)             -             (70)
                                         -------        ------          -------         ------          -----            ----

     BALANCE                                14,488       3,884            7,680          1,365          1,541              18

     Land is not depreciated.

     The difference between replacement cost and historical cost of property, plant and equipment at year-end is estimated at approximately NLG 2.1 billion.

     The expected service lives as of December 31, 1998 were as follows:

     Buildings                           from 14 to 50 years

     Machinery and installations         from 5 to 10 years

     Other equipment                     from 3 to 5 years

15   INTANGIBLE ASSETS

     The changes during 1998 were as follows:

                                                            patents
                                                                and         other
                                    total    goodwill    trademarks   intangibles
                                    -----    --------    ----------    ----------
    Balance as of January 1, 1998:
    Acquisition cost                  886         886            --            --
    Accumulated amortization         (418)       (418)           --            --
                                    -----       -----         -----         -----
    Book value                        468         468            --            --
    Changes in book value:
    Acquisitions                    1,370         807           118           445
    Amortization and write-downs     (569)       (119)           (5)         (445)
    Translation differences           (48)        (46)           (2)           --
                                    -----       -----         -----         -----
    Total changes                     753         642           111            --

    Balance as of December 31, 1998:
    Acquisition cost                1,996       1,885           111            --
    Accumulated amortization         (775)       (775)           --            --
                                    -----       -----         -----         -----
    BALANCE                         1,221       1,110           111            --


     Acquisitions under other intangibles represent the amount paid for in-process R&D as part of the acquisition of ATL Ultrasound and Active Impulse Systems, which amount was charged directly to the 1998 income statement.

     As part of these acquisitions, additionally an amount of NLG 118 million was paid for patents and trademarks and capitalized as an intangible asset. Furthermore, these acquisitions led to an increase in goodwill paid of NLG 783 million. The remaining goodwill paid arose from various smaller acquisitions.

16   ACCRUED LIABILITIES

     Accrued liabilities are summarized as follows:

                                                                1998        1997
                                                               -----       -----
     Salaries and wages payable                                  860       1,100
     Income tax payable                                          458         565
     Accrued holiday rights                                      454         465
     Accrued pension costs                                       365          --
     Commissions, freight, interest and rent payable             685         673
     Other transitory liabilities                              3,574       3,275
                                                               -----       -----
     TOTAL                                                     6,396       6,078

17   PROVISIONS

     Provisions are summarized as follows:

                                                1998                  1997
                                               ------                ------
     Pensions:
     - defined benefit plans                   2,336                 2,074
     - other pension obligations                 206                   557
     - other postretirement benefits             648                   626
     Income taxes (see note 4)                   258                   248
     Restructuring (see note 2)                  584                   718
     Obligatory severance payments               429                   440
     Replacement and guarantees                  870                   818
     Other provisions                          1,247                 1,683
                                               -----                 -----
     TOTAL                                     6,578                 7,164

     Long-term                                 4,450                 5,098
     Short-term                                2,128                 2,066

     Pensions and postretirement benefits other than pensions

     Employee pension plans have been established in many countries in accordance with the legal requirements, customs and the local situation in the countries involved. The majority of employees in Europe and North America are covered by defined benefit plans. The benefits provided by these plans are based primarily on years of service and employees' compensation near retirement.

     In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree healthcare benefits, in certain countries.

     Provided is a table with a summary of the changes in the pension benefit obligations and defined pension plan assets for 1998 and 1997, and a reconciliation of the funded status of these plans to the amount recognized in the consolidated balance sheets.

     Also provided is a table with a summary of the changes in the unfunded accumulated postretirement benefit obligation for 1998 and 1997 and a reconciliation of the obligations to the amounts recognized in the consolidated balance sheets.

                                                               1998              1997         1998          1997
                                                               ----------------------         ------------------
                                                                     Pension benefits             Other benefits

     BENEFIT OBLIGATION
     Benefit obligation at beginning of year                 36,200            31,000          993           906
     Service cost                                               802               633           25            20
     Interest cost                                            2,057             2,074           73            70
     Plan participants' contribution                             72                81            -             -
     Actuarial (gains) and losses                               699             3,377          167           (22)
     Plan amendments                                              7                95            -             -
     Settlements                                               (284)               (8)           -             -
     Curtailments                                                (6)              (16)           -             -
     Changes in consolidations                                  717               (18)           -             -
     Benefits paid                                           (1,759)           (1,587)         (75)          (64)
     Exchange rate differences                                 (639)            1,017          (48)           88
     Miscellaneous                                              757              (448)           8            (5)
                                                             ------            ------       ------          ----
     BENEFIT OBLIGATION AT END OF YEAR                       38,623            36,200        1,143           993

     PLAN ASSETS
     Fair value of plan assets at beginning of year          40,400            35,500            -
     Actual return on plan assets                             4,434             5,096            -
     Employee contributions                                      72                61            -
     Plan participants' contribution                            (88)               79            -
     Settlements                                               (232)                -            -
     Changes in consolidation                                   354               (16)          35
     Benefits paid                                           (1,626)           (1,453)           -
     Exchange rate differences                                 (709)            1,224            -
     Miscellaneous                                              637               (91)           -
                                                             ------            ------       ------
     FAIR VALUE OF PLAN ASSETS AT END OF YEAR                43,242            40,400           35
     Funded status                                            4,619             4,200       (1,108)         (993)
     Unrecognized net transition
     (asset) obligation                                        (821)           (1,034)         387           431
     Unrecognized prior service cost                            377               464            6             -
     Unrecognized net (gain) loss                            (4,871)           (3,583)          67           (64)
                                                             ------            ------       ------          ----
     NET BALANCES                                              (696)               47         (648)         (626)
     Classification of the net balances are as
     follows:
     - prepaid pension costs under
     non-current receivables                                  2,005             2,121
     - accrued pension costs under
     accrued liabilities                                       (365)                -
     - provisions for pensions under
     provisions                                              (2,336)           (2,074)
                                                             ------            ------
                                                               (696)               47

     The weighted average assumptions underlying the pension computation at December 31 were:

                                      1998    1997
                                      ----    ----
     Discount rate                    5.4%    6.4%
     Rate of compensation increase    3.3%    3.5%
     Expected return on plan assets   6.4%    7.2%


     Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined benefit pension plan participants. These contributions are determined based upon various factors, including legal and tax considerations as well as local customs. The Company funds certain defined benefit pension plans and other postretirement benefit plans as claims are incurred. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets were NLG 1,224 million, NLG 1,147 million and NLG 971 million, respectively as of December 31, 1998 (1997: NLG 855 million, NLG 831 million and NLG 735 million, respectively).

     The components of net periodic pension cost related to major defined benefit plans, are as follows:

                                                              1998     1997     1996
                                                              ----     ----     ----
     Service cost - benefits earned during the period          802      633      587
     Interest cost on the projected benefit obligation       2,057    2,074    1,940
     Expected return on plan assets                         (2,454)  (2,196)  (2,070)
     Net amortization of unrecognized net transition assets   (207)    (198)    (191)
     Net actuarial gain recognized                            (124)     (55)     (15)
     Amortization of prior service cost                         59       47       43
     Settlement gain                                           (57)       -        -
     Minimum pension liability loss                            102        -        -
                                                            -------  -------  -------
     NET PERIODIC PENSION COST                                 178      305      294


     The Company also sponsors defined contribution and similar type plans for a significant number of salaried employees. The total cost with respect to these plans amounted to NLG 368 million in 1998 (1997: NLG 446 million, 1996: NLG 483 million).

     The components of the net periodic cost of postretirement benefits other than pensions are:

                                                              1998     1997     1996
                                                              ----     ----     ----
     Service cost - benefits earned during the period           25       20       19
     Interest cost on accumulated postretirement benefit
     obligation                                                 73       70       62
     Amortization of unrecognized transition obligation         30       32       29
     Net actuarial gain recognized                               -       (3)       -
                                                            -------  -------  -------
     Net periodic cost                                         128      119      110

     The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 6.3% (1997: 7.1%) and a weighted average compensation increase, where applicable, of 4.25% (1997: 3.5%). For measurement purposes, the rate of increase in per capita health care costs is assumed to be on average 6.5% for 1999, reaching 5% by the year 2002. Health care cost trend assumptions have a significant effect on the amounts reported for other postretirement benefits. Increasing the assumed health care cost trend rate by 1 percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1998 by approximately NLG 116 million and increase the net periodic postretirement benefit cost for 1998 by NLG 11 million. Conversely, decreasing the assumed health care cost trend by 1 percentage point would decrease the accumulated postretirement benefits as of December 31, 1998 by approximately NLG 99 million and decrease the net periodic postretirement benefit cost for 1998 by NLG 11 million.

     Obligatory severance payments

     The provision for obligatory severance payments covers commitments to pay to employees, or to relatives of deceased former employees, a lump sum in the case of retirement because of age, or in the case of death or dismissal of resignation of employees.

     Replacement and guarantees

     The provision for replacement and guarantees reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products that have been sold.

     Other provisions

     Other provisions cover a wide range of risks and obligations. Included are provisions for expected losses on existing projects/orders for an amount of NLG 100 million (1997: NLG 120 million) and environmental provisions of NLG 356 million (1997: NLG 381 million).

     The changes in the provisions for obligatory severance payments, replacement and guarantees and other provisions are as follows:

     Balance as of January 1, 1998                                      2,941
     Changes:
     - Additions                                                        1,044
     - Write-offs                                                      (1,439)
                                                                       ------
     BALANCE AS OF DECEMBER 31, 1998                                    2,546

18   OTHER CURRENT LIABILITIES

     Other current liabilities are summarized as follows:

                                                             1998        1997
                                                            -----       -----
     Advances received from customers on orders not
       covered by work in process                             322         341
     Other taxes including social security premiums payable   863         983
     Other short-term liabilities                             862         141
                                                            -----       -----
     TOTAL                                                  2,047       1,465

19   SHORT-TERM DEBT

     Included in short-term debt are outstanding short-term bank borrowings totaling NLG 1,440 million (1997: NLG 1,508 million) and other short-term loans totaling NLG 325 million (1997: NLG 302 million) which include the current portion of long-term debt totaling NLG 315 million (1997: NLG 241 million). The weighted average interest rate on the bank borrowings was 6.5% (1997: 6.5%, 1996: 5.9%).

20   LONG-TERM DEBT

                                        range of         average rate      amount        due in    due after   due after   average
                                      interest rates     of interest    outstanding       1999       1999        2003     remaining
                                     ---------------    -------------   -----------     -------    ---------   ---------  ---------
                                                                                                                             term
                                                                                                                         (in years)
     Convertible debentures                   1.2            1.2            167             -         167         -          4.0
     Other debentures                   5.6 - 8.8            7.3          4,866            50       4,816     3,128          7.0
     Private financing                  3.0 - 8.5            4.0             27            13          14         1          1.7
     Bank borrowings                    2.0 - 8.4            6.8            756           143         613       109          3.1
     Other long-term debt               5.4 - 7.0            5.9            639           109         530       134          4.2
                                                            ----         ------         ------     ------    ------
     TOTAL                                                   6.7          6,455           315       6,140     3,372
     Corresponding data
     previous year                                           7.3          7,313           241       7,072     4,116


     The following amounts of long-term debt as of December 31, 1998 are due in the next five years:

                                        1999                                                315
                                        2000                                                685
                                        2001                                              1,117
                                        2002                                                530
                                        2003                                                436
                                                                                          -----
                                                                                          3,083
                                        Corresponding amount previous year                3,197

     In 1998 and in 1997 certain debt was repaid prior to maturity resulting in a redemption premium which was charged against extraordinary items (see note 7). Approximately NLG 5.8 billion of the outstanding long-term debt is at fixed interest rates.

     In the Netherlands, Philips issues personnel debentures with a 5-year right of conversion, all of which are convertible into common shares of Royal Philips Electronics. These personnel debentures are available to all permanent employees and are purchased by them with their own funds. They are redeemable on demand but in practice are considered to be a form of long-term financing. The personnel debentures become non-convertible debentures at the end of the conversion period. At such time, they will be reported as other long-term debt. The right of conversion currently exists for all debentures.

     At December 31, 1998 an amount of NLG 167 million (1997: NLG 130 million) of personnel debentures was outstanding with an average conversion price of NLG 111.50 and an interest rate of 1.2%. The conversion price varies between NLG 51.60 and NLG 189.90, with various conversion periods ending between January 1, 1999 and December 31, 2003.

21   COMMITMENTS AND CONTINGENT LIABILITIES

     The total of long-term lease commitments amounted to NLG 1,388 million in 1998 (1997: NLG 1,722 million). These leases expire at various dates during the next 40 years. The payments which fall due in connection with these obligations during the coming five years are:

     1999      313
     2000      269
     2001      171
     2002      130
     2003      113

     The total amount of contingent liabilities was NLG 57 million
     (1997: NLG 95 million). Guarantees given with regard to unconsolidated companies and third parties amounted to NLG 801 million
     (1997: NLG 1,386 million).

     Royal Philips Electronics and certain of its group companies are involved as plaintiff or defendant in litigation relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. On the basis of information received to date, the Board of Management is of the opinion that this litigation should not materially affect Royal Philips Electronics' financial position and results of operations.

     Although the Company has taken what it believes are reasonable, prudent measures to mitigate the risks through the implementation of the Philips Millennium program, the Company can give no assurances that such measures will be sufficient to prevent a materially adverse impact on its operations, liquidity and financial condition. The Company expects that the program's progression will result in reduced uncertainty relating to the Company's Year 2000 compliance and a reduced likelihood of interruptions to its operations.

22   SHARE PREMIUM AND OTHER RESERVES

     Share premium

     Share premium is fully exempt from Dutch taxes upon distribution to shareholders.

     Warrants

     Warrants for the purchase of common shares of Royal Philips Electronics were issued in 1992 to the remaining shareholders in Superclub Holding & Finance S.A. with an exercise price of NLG 34.00. All remaining warrants expired on June 30, 1998.

     Option rights

     Certain officers of the Company have been granted stock options on shares of Royal Philips Electronics at original exercise prices equal to market prices of the shares at the date of grant (see note 23).

     Other reserves

     In accordance with Dutch legislation, all other reserves are available for distribution to shareholders at December 31, 1998, without any restrictions.

     The repurchase and sale of shares of Royal Philips Electronics held as treasury stock are directly accounted for in stockholders' equity under other reserves.

     In order to reduce potential dilution effects, a total of 4,601,869 shares were acquired during 1998 at an average market price of NLG 154.43 per share and a total of 3,624,887 shares were sold at an average conversion price of NLG 74.97. There were 7,804,607 shares held by group companies as of December 31, 1998 (1997: 6,827,625 shares) acquired at an average price of NLG 147.58 per share.

23   STOCK-BASED COMPENSATION

     The Company has granted stock options on its common shares to certain officers and directors. The purpose of the stock option plans is to align the interest of management with the interest of shareholders by providing certain officers and other key employees with additional incentives to increase the Company's performance on a long-term basis, thereby increasing shareholder value. Under the Company's fixed option plans, options are granted at a price not less than the fair market value of the stock on the date of grant. Certain of these options were granted with a contractual life of five years and cliff vesting up to three years from the date of grant. The consideration for these options owed to the Company by the grantees is fixed at 7.5% of the exercise price. In 1998, the Company redesigned the stock option plans in line with guidelines from the fiscal authorities in the Netherlands. Also the Company no longer provides loans to employees to fund the exercise of options. The amount owed to the Company is lent to the grantee and is to be repaid upon exercise. Other options granted under the Company's fixed option plans have a ten-year contractual life and vest within three years from the date of grant.

     Prior to 1998, options were granted under the Company's variable plans at a price equal to the market value of the stock on the date of grant, subject to the achievement of certain financial objectives during multi-year performance cycles. The options vest within three years after the end of the performance cycle and have a ten-year term. Exercise of all options is restricted by the Company's rules on insider trading. USD-denominated stock options are granted to employees in the US only.

     The pro forma net income, calculated as if the fair value of the options granted to officers and directors would have been considered as compensation costs is as follows:

                                                  1998     1997     1996
                                                ------    -----    -----
     Net income (loss), as reported             13,339    5,733     (590)
     Pro forma net income (loss)                13,298    5,724     (621)
     Basic earnings per share as reported        37.05    16.41    (1.73)
     Pro forma basic earnings per share          36.93    16.38    (1.82)

     This pro forma net income may not be representative of that to be expected in future years.

     The fair value of the Company's 1998, 1997 and 1996 option grants was estimated using a Black-Sholes option pricing model and the following assumptions:

     FIXED OPTION PLANS

                                                1998     1998     1997     1996
                                              ------   ------------------------
                                    (USD denominated)          (NLG denominated)
     Risk-free interest rate                   5.30%    4.16%    3.87%    4.80%
     Expected dividend yield                   1.40%    1.40%    1.50%    2.00%
     Expected option life                      5 yrs.   3 yrs.   3 yrs.   3 yrs.
     Expected stock price volatility             34%      36%      29%      25%

     VARIABLE OPTION PLANS

                                                               (USD denominated)

     Risk-free interest rate                                     6.30%    5.75%
     Expected dividend yield                                     1.50%    2.00%
     Expected option life                                        4 yrs.   5 yrs.
     Expected stock price volatility                               30%      29%

     These assumptions were used for these calculations only and do not necessarily represent an indication of management's expectations of future development.

     The following table summarizes information about the stock options outstanding at December 31, 1998:

     Fixed option plans

                                             options outstanding              options exercisable
                    --------------------------------------------    -----------------------------
                         number          exercise       weighted           number        weighted
                    outstanding         price per        average      exercisable         average
                    at Dec. 31,             share      remaining      at Dec. 31,       price per
                           1998     (price in NLG)   contractual             1998           share
                                                    life (years)                   (price in NLG)

     1994               130,100             50.00            0.2          130,100           50.00
     1995               316,800             55.60            1.2          316,800           55.60
     1996               719,000      58.30- 66.40            2.2          719,000           66.13
     1997             1,361,400      81.00-171.30            3.3                -
     1998             1,316,900     102.00-185.30            4.2                -
                                    (price in USD)
     1998               621,150       51.75-94.37            9.3                -
                      ---------                                         ---------
                      4,465,350                                         1,165,900


     Variable plans
                                    (price in USD)                                 (price in USD)

     1991-1992           42,454       11.81-21.38            2.0           42,254           12.82
     1993-1994          182,250       11.00-27.56            4.0          182,250           11.66
     1995-1997          976,480       30.00-56.81            6.0          236,866           31.41
                      ---------                                         ---------
                      1,201,184                                           461,370

     A summary of the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996 and changes during the years then ended is presented below:

     Fixed option plans

                                                                          1998                      1997                        1996
                                                      ------------------------     ---------------------    ------------------------
                                                         shares       weighted         shares   weighted        shares      weighted
                                                                       average                   average                     average
                                                                      exercise                  exercise                    exercise
                                                                         price                     price                       price
                                                                        in NLG                    in NLG                      in NLG
     Outstanding at the beginning of the year         5,290,500          68.77      6,805,600      54.95     6,889,800         43.35
     Granted                                          1,316,900         143.64      1,376,400      96.98     2,031,400         66.21
     Exercised                                       (2,763,200)         57.70     (2,891,500)     49.70    (2,115,600)        27.99
     Forfeited                                                -                             -                        -
                                                     ----------                    ----------               ----------
     Outstanding at the end of the year               3,844,200         102.37      5,290,500      68.77     6,805,600         54.95
     Weighted average fair value of options granted
     during the year in NLG                               34.32                         18.57                    10.23

                                                                  price in USD

     Outstanding at the beginning of the year                 -
     Granted                                            626,900          71.61
     Exercised                                                -
     Forfeited                                           (5,750)         73.34
                                                        -------
     Outstanding at the end of the year                 621,150          69.34
     Weighted average fair value of options granted
     during the year in USD                               24.50

     Variable plans

                                                         shares       weighted         shares   weighted        shares      weighted
                                                                       average                   average                     average
                                                                      exercise                  exercise                    exercise
                                                                         price                     price                       price
                                                                        in USD                    in USD                      in USD
     Outstanding at the beginning of the year        1,819,038           26.32     2,367,051       23.32     2,421,897         21.61
     Granted                                                 -                        32,440       40.26       154,022         36.15
     Exercised                                        (399,860)          18.94      (532,351)      12.74      (197,207)        12.97
     Forfeited                                        (217,994)          31.65       (48,102)      38.19       (11,661)        12.92
                                                     ---------                     ---------                 ---------
     Outstanding at the end of the year              1,201,184           27.80     1,819,038       26.32     2,367,051         23.32
     Weighted average fair value of options granted
     during the year in USD                                  -                         11.87                     10.83

24   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     Concentrations of credit risk

     Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. The Company does not have significant exposure to any individual customer or counterparty.

     To reduce exposure to credit risk, the Company performs ongoing credit evaluations of the financial condition of its customers but generally does not require collateral. The Company invests available cash and cash equivalents with various banks.

     The Company is exposed to credit-related losses in the event of non-performance by counterparties with respect to derivative financial instruments. However, given their high credit ratings, management does not expect any counterparties to fail to meet their obligations.

     Fair value of financial assets and liabilities

     The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that ultimately will be realized by the Company upon maturity or disposition. Additionally, because of the variety of valuation techniques permitted under SFAS No. 107, comparability of fair values between entities may not be meaningful. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

                                                December 31, 1998         December 31, 1997
                                            ---------------------     ---------------------
                                            carrying    estimated     carrying    estimated
                                              amount   fair value       amount   fair value
     Assets:
     Cash and cash equivalents                14,441       14,441        3,079         3,092
     Accounts receivable - current            11,312       11,312       11,699        11,699
     Other financial assets                    4,101        4,494          674           674
     Accounts receivable - non-current         1,084        1,084          542           542
     Liabilities:
     Accounts payable                         (6,496)      (6,496)      (6,400)       (6,400)
     Debt                                     (7,905)      (8,380)      (8,882)       (9,282)
     Currency exchange agreements (net)          (29)         (29)          (8)           (8)

     The following methods and assumptions were used to estimate the fair value of financial instruments:

     Cash, accounts receivable and accounts payable

     The carrying amounts approximate fair value because of the short maturity of those instruments.

     Cash equivalents

     The fair value is based on the estimated aggregate market value.

     Other financial assets

     For other financial assets, fair value is based upon the estimated market prices or, because they bear interest, at current market rates. The fair value of equity investments is based on quoted market prices.

     Debt and conversion certificates

     The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon Philips' incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities.

     Currency exchange agreements

     The fair value is the amount that the Company would receive or pay to terminate the exchange agreements, considering currency exchange rates and remaining maturities.

25 APPLICATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

     The accounting policies followed in the preparation of the consolidated financial statements differ in some respects from those generally accepted in the United States of America.

     To determine net income and stockholders' equity in accordance with generally accepted accounting principles in the United States of America (US GAAP), Philips has applied the following accounting principles:

   - Under Dutch GAAP, goodwill arising from acquisitions prior to 1992 was charged directly to stockholders' equity. According to US GAAP, goodwill arising from acquisitions, including those prior to 1992, is capitalized and amortized over its useful life up to a maximum period of 40 years. As a result of the sale of PolyGram, goodwill has been fully amortized and charged to the gain on disposal in 1998 income under US GAAP.

   - Philips reported a charge to income from operations of NLG 726 million for restructurings in its 1998 financial statements. A portion of this restructuring, NLG 89 million (NLG 51 million net of taxes), was not communicated to employees until early 1999 and, accordingly, will be recorded under US GAAP as a charge in 1999.

     An identical restructuring charge for Grundig was recorded in 1995 under Dutch GAAP for an amount of NLG 262 million, which under US GAAP was reflected in the 1996 accounts.

     Until 1997 the Company had an obligation under certain put options given to other shareholders in Grundig. For the purposes of US GAAP this liability was recorded in 1995, whereas under Dutch GAAP it was accrued in 1996. Philips settled this obligation.

   - In 1998, Philips reported a charge to net income of NLG 74 million (1997:
     NLG 139 million) relating to a higher accumulated benefit obligation compared to the market value of the plan assets or the existing level of the pension provision in two of the Company's pension plans. For US GAAP purposes, this amount is capitalized as an intangible asset for this additional minimum liability, or directly charged to comprehensive income.

   - In July 1995, Philips contributed its net assets of cable networks, with a book value of approximately NLG 200 million, to UPC, a newly established joint venture in which Philips had acquired a 50% interest. Under Dutch GAAP, this transfer resulted in a gain of NLG 127 million relating to the partial disposal of its interest in these assets to the other joint venture party (UIH). For US GAAP purposes, this gain was not considered realized because the consideration received by Philips principally consisted of equity and notes issued by UPC and equity in UIH, instead of cash. In 1997, Philips sold its 50% interest in this joint venture, the gain of NLG 127 million on this transaction was recognized under US GAAP in 1997.

   - Under Dutch GAAP's historical cost convention, Philips generally considers the functional currency of entities in a highly inflationary economy to be the US dollar. Under US GAAP, the functional currency would be the reporting currency. The difference between the use of the US dollar as the functional currency instead of the reporting currency is not material.

     - Under Dutch GAAP, securities available for sale are valued at the lower of cost or net realizable value. Under US GAAP they are valued at market price, unless such shares are restricted by contract for a period of one year or more. Under US GAAP, unrealized holding gains or losses will be credited or charged to stockholders' equity.

     - Under US GAAP, it is not appropriate to record a liability for dividends/distribution to shareholders subject to approval of the Annual General Meeting of Shareholders.

     - Under Dutch GAAP, majority-owned entities are consolidated. Under US GAAP, consolidation of majority-owned entities is not permitted if minority interest holders have the right to participate in operating decisions of the entity. Although Philips owned 60% of Philips Consumer Communications under US GAAP the venture with Lucent Technologies could not be consolidated but should have been accounted for under the equity method. For the effect of the consolidation, reference is made to note 1.

     - Under Dutch GAAP, catalogues of recorded music, music publishing rights, film rights and theatrical rights belonging to PolyGram, which company was sold in 1998, were written down if and to the extent that the present value of the expected income generated by the acquired catalogues falls below their book value. Under US GAAP they were initially amortized over a maximum period of 30 years. As a result of the sale of PolyGram, the cumulative amortization has been credited to the gain on disposal in 1998 income under US GAAP.

     - According to US GAAP, divestments which cannot be regarded as discontinued segments of business must be included in income from continuing operations. Under Dutch GAAP, certain material transactions such as disposals of lines of activities, including closures of substantial production facilities, have been accounted for as extraordinary items, which under US GAAP would be recorded in income from operations.

     - Under Dutch GAAP, funding of NavTech activities is accounted for as results relating to unconsolidated companies (1998: NLG 134 million, 1997: NLG 210 million, 1996: NLG 66 million) whereas under US GAAP these amounts have to be included in income from operations as research and development costs.

     Reconciliation of net income according to Dutch GAAP versus US GAAP

                                                             1998    1997     1996
                                                            -----   -----   ------
     Income from continuing operations as per the
     consolidated statements of income                      1,192   2,712      278
     Reclassification extraordinary items under Dutch GAAP  1,044   2,538   (1,313)
     Adjustments to US GAAP:
     - amortization of goodwill from acquisitions
       prior to 1992                                            -     (21)     (50)
     - reversal of provisions for restructuring (net)          51       -     (262)
     - liabilities relating to Grundig put options              -       -      127
     - additional minimum liabilities under SFAS No. 87
       (net)                                                   74     139        -
     - reversal of gain on UPC transaction                      -     127        -
     - pension cost relating to the acquisition of PENAC        -     (16)     (13)
     - other items                                            (15)    (15)     (21)
                                                           ------   -----   ------

     INCOME FROM CONTINUING OPERATIONS IN ACCORDANCE
     WITH US GAAP                                           2,346   5,464   (1,254)


     Income from discontinued operations                      462     513      388
     Gain on disposal of discontinued operations           10,316       -        -
     Extraordinary items                                      (34)    (96)       -
                                                           ------   -----   ------

     NET INCOME IN ACCORDANCE WITH US GAAP                 13,090   5,881     (866)

     Basic earnings per common share in NLG:
     - income (loss) from continuing operations              6.52   15.64    (3.67)
     - income from discontinued operations                   1.28    1.46     1.14
     - gain on disposal of discontinued operations          28.65       -        -
     - extraordinary items                                  (0.09)  (0.27)       -
     - net income (loss)                                    36.36   16.83    (2.53)

     Diluted earnings per common share in NLG:
     - income (loss) from continuing operations              6.46   15.34    (3.67)
     - income from discontinued operations                   1.27    1.44     1.14
     - gain on disposal of discontinued operations          28.42       -        -
     - extraordinary items                                  (0.09)  (0.27)       -
     - net income (loss)                                    36.06   16.51    (2.53)

     In addition to the reconciliation of net income in accordance with Dutch GAAP versus US GAAP, the disclosure of `Comprehensive Income' is required to be reported under US GAAP, commencing in 1998.

     Comprehensive income is defined as all changes in equity of a business enterprise during a period, except investments by, and distributions to equity owners. Accordingly, comprehensive income consists of net income and other items that are reflected in stockholders' equity on the balance sheet and have been excluded from the income statement. Such items of other comprehensive income include foreign currency translation adjustments, gains and losses on currency transactions qualifying for hedge treatment, certain pension liability-related losses not yet recorded as pension costs and unrealized holding gains and losses on securities available for sale.

     Comprehensive income statement

                                                              1998        1997      1996
                                                            -------     -------    ------
     Net income in accordance with US GAAP                   13,090       5,881      (866)
     Other comprehensive income (net of taxes):
     - translation differences                                 (335)        646     1,076
       less: reclassification for translation losses
       included in net income                                   (93)        (85)     (124)
     - deferred foreign exchange results                         34           -         -
     - minimum pension liability charge                        (108)          -         -
     - holding gain on securities available for sale             71        (140)     (101)
                                                             -------     -------   ------
     COMPREHENSIVE INCOME IN ACCORDANCE WITH US GAAP         12,659       6,302       (15)

     Reconciliation of stockholders' equity according to Dutch GAAP versus US
     GAAP

                                                                          1998      1997
                                                                         ------    ------
     Stockholders' equity as per consolidated balance sheets             31,292    19,457
     Equity adjustments that affect net income:
     Intangible assets - goodwill (Polygram)                                  -       758
     Intangible assets - catalogues of recorded music                         -      (399)
     Reversal of provisions for restructuring                                51         -
     Intangible assets relating to additional liabilities under
     SFAS No. 87                                                            105       139
     Adjustment highly inflationary countries, mainly to property,
     plant and equipment                                                     49        64
     Equity adjustments not affecting net income under US GAAP:
     Holding gain on securities available for sale                           71         -
     Dividend payable subject to approval of the Annual General
     Meeting of Shareholders                                                794       716
                                                                         ------    ------
     STOCKHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP                     32,362    20,735
     Translation differences as included in stockholders' equity         (3,108)   (2,773)

26   INFORMATION RELATING TO PRODUCT SECTORS AND GEOGRAPHIC AREAS SEGMENT
     REPORTING

     In 1998, the Company changed its product sector reporting to comply with the new requirements of Statement of Financial Accounting Standard No. 131, issued by the Financial Accounting Standards Board of the USA.

     As a consequence, the Philips activities are now grouped together into seven product sectors and reported separately: Lighting, Consumer Products, Components, Semiconductors, Professional, Origin, Miscellaneous.


     LIGHTING

     Philips is a leader in the world lighting market. A wide variety of applications are served by a full range of incandescent and halogen lamps, automotive lamps, high-intensity gas-discharge and special lamps, QL induction lamps, fixtures, ballasts, lighting electronics and batteries.


     CONSUMER PRODUCTS

     This sector comprises the divisions Consumer Electronics and Domestic Appliances and Personal Care. Moreover, the revenues from license agreements are included in this sector.


     Consumer Electronics

     This division markets a wide range of consumer products in the following areas: video products (TV, VCR, tuners, remote controls), audio (audio systems, portable products, speaker systems, CD-Recordable), PC peripherals (monitors, PC add-ons), personal communication (mobile phones, corded/cordless phones) and new digital products (DVD, Flat TV, Internet TV, mobile computing products such as Velo, Nino).


     Domestic Appliances and Personal Care

     This division markets a wide range of products in the following areas: home comfort (vacuum cleaners, steam irons, etc.), kitchen appliances (food processors, mixers, coffee makers, etc.) and personal care (shavers, depilators, hair dryers, etc.).


     COMPONENTS

     Philips Components is a major supplier of components and subsystems, with a wide range of products, such as picture tubes (both for TV and Monitors), liquid crystal displays (LCDs), passive components, magnetic products and modules for optical storage.


     SEMICONDUCTORS

     Philips Semiconductors is a leading supplier of integrated circuits (ICs) and discrete semiconductors for application in consumer, telecommunication, multimedia and automotive electronics.

     PROFESSIONAL

     This sector comprises the divisions Medical Systems and Business
     Electronics.


     Medical Systems

     Philips is among the top three makers of systems for diagnostic imaging, based on x-ray, magnetic resonance and ultrasound technologies. It also provides consultancy services, information management, training and technical services to its customers in the healthcare sector.


     Business Electronics

     This division focuses on the business-to-business sector. Main product areas are digital video-communication systems, broadband network equipment, business communication systems, communication and security systems, and fax equipment. The division is a major supplier of electronic manufacturing equipment to the semiconductor industry. It also deals with infrastructural and industrial projects.


     ORIGIN

     Origin is a global IT service company delivering systems and a full range of services that facilitate total business solutions for clients. It is represented in more than 30 countries. Philips holds a majority interest of 88% in Origin B.V.


     MISCELLANEOUS

     This sector comprises not only various ancillary businesses including Philips Plastics and Metalware Factories and Philips Machinefabrieken but also various (remaining) activities that have been sold, discontinued, phased out or deconsolidated in earlier years, such as Grundig, Philips Media, Philips Car Systems, Super Club and ASM Lithography.


     UNALLOCATED

     The sector Unallocated includes general and administrative expenses in the corporate center and the national organizations. The costs of basic research and patents are included in the Miscellaneous sector.

     All years presented have been restated for comparability reasons and reflect the performance of continuing operations, i.e. excluding PolyGram, which also ceased to be a separate product sector. For a description of various product divisions included in the product sectors, reference is made to the relevant section in this report.

     Sales to third parties by product sector and by geographic area are shown in the following tables. Sales to third parties by geographic area represent the total proceeds from products and services supplied to third parties in the geographic area concerned. The sales growth rates are also presented on a comparable basis, adjusted for the effects of changes in consolidations and exchange rate movements.

     The sales volumes of the various business activities and the associated income from operations by product sector and by geographic area are set forth in the following tables. Segment revenues include sales to third parties (`sales') as well as sales of products and services between the product sectors (`intersegment sales').

     Included in segment revenues by geographic area is the total revenue from worldwide sales to third parties by companies located within that geographic area, as well as the total value of sales to consolidated companies in other geographic areas (`interregional sales').

     The transfer prices charged for all intersegment (including interregional) sales are based on the arm's length principle as set forth in internationally accepted transfer pricing policies and guidelines.

     Grundig was deconsolidated as of December 31, 1996. However its results of operations were consolidated for the year then ended. Group sales for 1996 included NLG 3.7 billion relating to Grundig.

     Car Systems was deconsolidated as of December 31, 1997. However its results of operations were consolidated for the year then ended. Group sales for 1997 and 1996 included NLG 1.7 billion and NLG 1.5 billion respectively relating to Car Systems. Both divested activities have now been included in the Miscellaneous sector.

     The Consumer Products sector includes 3 months of operations of the PCC/Lucent joint venture in 1997 and 9 months in the current reporting year 1998.

     For further details reference is made to note 1.

Sales and sales growth and number of employees by product sector

                                                                                       1998
    ---------------------------------------------------------------------------------------
                                             sales (to                 % growth   number of
                                           third parties)  --------------------   employees
                                                           nominal   comparable
                                                           --------  ----------
    Lighting                                   9,813         (2)         1          48,997
    Consumer Products                         27,485          9          7          51,643
    Components                                 8,404          4          5          42,613
    Semiconductors                             7,079          2          5          26,583
    Professional                               9,961          5          7          24,646
    Origin                                     2,333         25         24          16,948
    Miscellaneous                              2,047        (45)         6          15,150
    Unallocated                                                                      7,106
                                             -------                               -------
    TOTAL                                     67,122          3          6         233,686

                                                                                       1997
    ---------------------------------------------------------------------------------------

    Lighting                                  10,024         13          5          51,727
    Consumer Products                         25,265         19          7          66,046
    Components                                 8,075         27          5          46,131
    Semiconductors                             6,928         24         14          26,916
    Professional                               9,478         12         11          21,208
    Origin                                     1,865         30         21          15,464
    Miscellaneous                              3,723        (52)         6          17,109
    Unallocated                                                                      7,667
                                             -------                               -------
    Total                                     65,358          9          8         252,268

                                                                                       1996
    ---------------------------------------------------------------------------------------

    Lighting                                   8,869          6          3          49,879
    Consumer Products                         21,223         11          8          61,113
    Components                                 6,336         17         13          41,995
    Semiconductors                             5,589          6          1          25,833
    Professional                               8,458         12          8          24,271
    Origin                                     1,436        407         70          13,341
    Miscellaneous                              7,796        (19)         2          25,607
    Unallocated                                                                      7,920
                                             -------                               -------
    Total                                     59,707          7          6         249,959

Sales and sales growth and number of employees by main countries.



                                                                                       1998
    ---------------------------------------------------------------------------------------
                                             sales (to                 % growth   number of
                                           third parties)  --------------------   employees
                                                           nominal   comparable
                                                           --------  ----------

     Netherlands                                    3,642     14         22          44,476
     United States                                 15,786     11          6          25,178
     Germany                                        6,119     (2)         4          14,181
     France                                         4,611     (4)         4          12,228
     United Kingdom                                 4,256      9         12           8,801
     Other countries                               32,708     (1)         5         128,822
                                                   ------                           -------
     TOTAL                                         67,122      3          6         233,686


                                                                                       1997
    ---------------------------------------------------------------------------------------
     Netherlands                                    3,191     (1)         4          46,032
     United States                                 14,159     26          8          30,407
     Germany                                        6,258    (22)         1          15,448
     France                                         4,796     (4)         8          14,779
     United Kingdom                                 3,911     11          2           9,963
     Other countries                               33,043     15         11         135,639
                                                   ------                           -------
     Total                                         65,358      9          8         252,268


                                                                                       1996
    ---------------------------------------------------------------------------------------
     Netherlands                                    3,211     18         5           45,836
     United States                                 11,206      2         2           27,519
     Germany                                        8,039      -         -           17,101
     France                                         4,980      -         4           16,663
     United Kingdom                                 3,511     10         9           10,807
     Other countries                               28,760     12        11          132,033
                                                   ------                           -------
     Total                                         59,707      7         6          249,959


Product sectors                                                                      1998
                                           ----------------------------------------------
                                                        income      as % of        income
                                          segment  (loss) from      segment   (loss) from
                                         revenues   operations     revenues   operations*
     Lighting                               9,925        1,311         13.2         1,366
     Consumer Products                     28,120         (613)        (2.2)         (118)
     Components                            11,590           98          0.8           200
     Semiconductors                         8,732        1,687         19.3         1,720
     Professional                          10,245         (122)        (1.2)          (72)
     Origin                                 3,645          130          3.6           130
     Miscellaneous                          2,507         (102)        (4.1)         (104)
     Unallocated                                          (880)                      (887)
                                           ------       ------                     ------
     TOTAL                                 74,764        1,509                      2,235
     INTERSEGMENT SALES                    (7,642)
                                           ------
     SALES                                 67,122
     INCOME FROM OPERATIONS AS A % OF SALES                2.2                        3.3

                                                                                     1997
                                           ----------------------------------------------
     Lighting                              10,141        1,151         11.3         1,239
     Consumer Products                     26,871          738          2.7           754
     Components                            11,237          562          5.0           560
     Semiconductors                         8,359        1,700         20.3         1,731
     Professional                           9,816          456          4.6           452
     Origin                                 2,918           --           --            --
     Miscellaneous                          4,632           30          0.6            (3)
     Unallocated                                          (860)                      (851)
                                           ------       ------                     ------
     Total                                 73,974        3,777                      3,882
     Intersegment sales                    (8,616)
                                           ------
     Sales                                 65,358
     Income from operations as a % of sales                5.8                        5.9

                                                                                     1996
                                           ----------------------------------------------
     Lighting                               8,980          702          7.8           795
     Consumer Products                     22,991          421          1.8           463
     Components                             9,582          696          7.3           787
     Semiconductors                         6,753          800         11.8           800
     Professional                           8,698           40          0.5            55
     Origin                                 2,425         (160)        (6.6)          (64)
     Miscellaneous                          9,068         (722)        (8.0)         (589)
     Unallocated                                          (848)                      (753)
                                           ------       ------                     ------
     Total                                 68,497          929                      1,494
     Intersegment sales                    (8,790)
                                           ------
     Sales                                 59,707
     Income from operations as a % of sales                1.6                        2.5

   * Excluding restructuring

Geographic Areas

                                                                                      1998
                                           -----------------------------------------------
                                            segment        income    as % of        income
                                           revenues   (loss) from    segment   (loss) from
                                                       operations   revenues   operations*
     Netherlands                             27,015           982        3.6         1,018
     Europe excl. Netherlands                36,206         1,405        3.9         1,534
     USA and Canada                          18,891        (1,042)      (5.5)         (639)
     Latin America                            4,436          (451)     (10.2)         (443)
     Africa                                     278            (2)      (0.7)           (2)
     Asia                                    22,065           632        2.9           782
     Australia and New Zealand                  923           (15)      (1.6)          (15)
                                            -------        ------                    -----
     TOTAL                                  109,814         1,509                    2,235
     INTERREGIONAL SALES                    (42,692)
                                            -------
     SALES                                   67,122
     INCOME FROM OPERATIONS AS A % OF SALES                   2.2                      3.3

                                                                                      1997
                                           -----------------------------------------------
     Netherlands                             23,424           837        3.6           878
     Europe excl. Netherlands                34,887         1,515        4.3         1,574
     USA and Canada                          16,846            23        0.1             2
     Latin America                            4,637          (122)      (2.6)         (122)
     Africa                                     250             7        2.8             7
     Asia                                    23,807         1,548        6.5         1,574
     Australia and New Zealand                1,316           (31)      (2.4)          (31)
                                            -------        ------                    -----
     Total                                  105,167         3,777                    3,882
     Interregional sales                    (39,809)
                                            -------
     Sales                                   65,358
     Income from operations as a % of sales                   5.8                      5.9

                                                                                      1996
                                           -----------------------------------------------
     Netherlands                             20,259           220        1.1           447
     Europe excl. Netherlands                34,323          (442)      (1.3)         (268)
     USA and Canada                          12,577          (206)      (1.6)          (54)
     Latin America                            4,329           241        5.6           253
     Africa                                     275             6        2.2             6
     Asia                                    18,484         1,075        5.8         1,075
     Australia and New Zealand                1,194            35        2.9            35
                                            -------        ------                    -----
     Total                                   91,441           929                    1,494
     Interregional sales                    (31,734)
                                            -------
     Sales                                   59,707
     Income from operations as a % of sales                   1.6                      2.5

     *Excluding restructuring

Product sectors

                                                                                                1998
                                  ------------------------------------------------------------------
                                   total         net    (in)tangible         capital    depreciation
                                  assets   operating    fixed assets    expenditures
                                             capital
     Lighting                      5,746       3,887           2,631              420            382
     Consumer Products             9,586       3,721           1,811              838            733
     Components                    6,858       4,563           4,111              659            788
     Semiconductors                6,845       4,199           3,492              962          1,002
     Professional                  6,193       3,034           1,663              194            170
     Origin                        1,260         324             405              152            140
     Miscellaneous                 2,251       1,121             889              205            233
     Unallocated                  23,302         467             707              170            112
                                  ------      ------          ------            -----          -----
     TOTAL                        62,041      21,316          15,709            3,600          3,560


                                                                                                1997
                                  ------------------------------------------------------------------
     Lighting                      6,001       4,008           2,732              476          412
     Consumer Products            11,205       5,364           2,207              629          742
     Components                    6,932       4,884           4,308              881          612
     Semiconductors                6,911       4,342           3,627              798          812
     Professional                  4,823       1,942             865              272          217
     Origin                        1,085         277             445              138          129
     Miscellaneous                 2,419         594             832              282          235
     Unallocated                   8,753         751             735              109          129
                                  ------      ------          ------            -----        -----
     Total                        48,129      22,162          15,751            3,585        3,288
     Discontinued operations       3,265
                                  ------
     Total                        51,394


                                                                                                1996
                                  ------------------------------------------------------------------
     Lighting                      5,946       4,118           2,715              657            345
     Consumer Products             9,614       4,983           2,029              779            718
     Components                    5,791       4,179           3,640            1,051            632
     Semiconductors                6,771       4,437           3,756            1,284            639
     Professional                  4,975       2,039             932              277            186
     Origin                          948         209             366              170            143
     Miscellaneous                 4,081       1,015           1,204              446            407
     Unallocated                   7,512         441             654              151             98
                                  ------      ------          ------            -----          -----
     Total                        45,638      21,421          15,296            4,815          3,168
     Discontinued operations       2,640
                                  ------
     Total                        48,278

Main countries

                                                                                                    1998
                                    --------------------------------------------------------------------
                                     total          net     (in)tangible         capital    depreciation
                                     asset    operating     fixed assets    expenditures
                                                capital
     Netherlands                    26,143        6,123            3,598             891             755
     United States                   7,752        3,388            2,572             341             417
     Germany                         3,384        1,475            1,539             316             552
     France                          2,491          348              903             167             285
     United Kingdom                  1,999        1,111              656             133             141
     Other countries                20,272        8,871            6,441           1,752           1,410
                                    ------       ------           ------          ------          ------
     TOTAL                          62,041       21,316           15,709           3,600           3,560

                                                                                                    1997
                                    --------------------------------------------------------------- ----
     Netherlands                    10,826        6,518            3,720             583             765
     United States                   8,067        3,003            2,265             304             398
     Germany                         4,040        1,508            1,546             344             356
     France                          3,019          884            1,121             309             325
     United Kingdom                  2,000        1,148              747             161             125
     Other countries                20,177        9,101            6,352           1,884           1,319
                                    ------       ------           ------          ------          ------
     Total                          48,129       22,162           15,751           3,585           3,288
     Discontinued operations         3,265
                                    ------
     Total                          51,394

                                                                                                    1996
                                    --------------------------------------------------------------------
     Netherlands                    11,746         6,611           3,948           1,273             790
     United States                   5,709         2,447           1,879             531             412
     Germany                         4,274         1,065           1,687             547             510
     France                          3,260         1,128           1,301             409             281
     United Kingdom                  2,017         1,013             716             232              95
     Other countries                18,632         9,157           5,765           1,823           1,080
                                    ------        ------          ------          ------         -------

     Total                          45,638        21,421          15,296           4,815           3,168
     Discontinued operations         2,640
                                    ------
     Total                          48,278


                        [Pages 128 to 134 intentionally omitted]

SUBSEQUENT EVENT

On September 27, 1998, Philips signed a preliminary agreement with an affiliate of Compass Partners International to sell its conventional (non-ceramic) Passive Components business group. The transaction was concluded on January 14, 1999 and resulted in a gain of NLG 0.3 billion, while the relating cash proceeds of NLG
0.8 billion were received in January 1999.


PROPOSED DISTRIBUTION OF INCOME OF ROYAL PHILIPS ELECTRONICS

Pursuant to article 39 of the Articles of Association, NLG 12,545 million of the income for the financial year 1998 shall be retained by way of reserve. A proposal will be submitted to the General Meeting of Shareholders to declare a dividend of NLG 2.20 per common share from the remaining portion of NLG 794 million.


PROPOSED SHARE REDUCTION PROGRAM

As part of the share reduction program and apart from the dividend proposal, a proposal will be submitted to the General Meeting of Shareholders to convert part of the surplus paid-in capital into nominal share capital and subsequently to reduce the nominal share capital by distributing a cash amount of NLG 3.3 billion or NLG 9.07 per common share to all Philips' shareholders. This program will be combined with redenomination of the share capital to a par value of 1 euro and is expected to be effected mid-1999.


INFORMATION ON THE MILLENNIUM PROGRAM

In 1996, Philips established the Philips Millennium Program to address year 2000 issues. These issues relate to business continuity risks in Philips' integral national and international business chains, including the supply base and customer base, caused by systems, products and equipment containing date-sensitive components failing to recognize the year 2000. The Corporate Millennium Office, which is headed by a senior executive who reports directly to the Chief Financial Officer, is responsible for supervising the program. The Corporate Millennium Office monitors the program's headway and regularly provides progress reports to the Board of Management.


State of readiness

The program has been designed and developed from the business perspective, integrating progressively the internal and external risk factors in the integral business chains, which operate in many different national and regional environments. The program identifies seven interrelated Millennium impact areas: customer base; supply base; IT applications; IT infrastructure; facilities and services; corporate core processes; and countries and regions. The program prescribes a standard procedure comprising the following phases: 1. business impact analysis; 2. strategy definition and action planning; and 3. execution (including remediation, testing and, where applicable, contingencies). All sectors and groups in the Company, such as the businesses, countries and regions and corporate departments, tailor the program as appropriate for these seven impact areas. Dedicated staff, supported by external solution and service providers, are active worldwide. The status of the program in each impact area is summarized below.

- Customer base. This impact area consists of Philips' past and present customers. Product compliance has been confirmed by the business for up to 90% of all products. The rest will be confirmed before July 1, 1999. With regard to the processes linking Philips' businesses with their key customers, phase 1 has been completed. Phases 2 and 3, which mainly focus on contingencies and joint activities, will be finalized before September 1, 1999.

- Supply base. This impact area consists of Philips' past and present suppliers. The product compliance issue focuses, at this stage, on IT equipment and manufacturing equipment. Overall, product compliance is approximately 70%-assured, often on the basis of additional in-house testing. The remainder will be finalized by July 1, 1999. With regard to the processes linking Philips' businesses with their key suppliers, phase 1 has been completed. Phases 2 and 3, which mainly focus on contingencies and joint activities, will be finalized before September 1, 1999.

- IT applications and IT infrastructure. These impact areas include application software, as well as hardware and system software. Phases 1 and 2 have been finalized in these areas. Phase 3 was approximately 60% complete by the end of 1998. The remaining phase 3 work will be done during the first half of 1999. Final testing is based upon time-travel-testing on Millennium-compliant test platforms, supported by Origin and external IT suppliers.

- Facilities and services. This impact area consists of buildings, sites and plants, and their internal and external environments. Phase 1 has been finalized; phase 2 is 70% ready; phase 3 is 40% ready. All remaining actions will be completed by July 1, 1999. This impact area also comprises shop-floor equipment and processes. Phase 1 has been finalized; phase 2 is 70% ready; phase 3 is 50% ready. All remaining actions will be completed by July 1, 1999.

- Corporate core processes. This impact area relates to the corporate core processes which are standardized worldwide, e.g. Control, Treasury, Management Development, Audit, etc. Phases 1 and 2 are 80% complete. Phase 3, which mainly focuses on local external risks such as banking services and communications, is 50% ready. All remaining actions, including contingencies, will be finalized before August 1, 1999.

- Countries and regions. In accordance with the allocation of tasks and responsibilities under the Company's governance model, this impact area focuses on minimizing local external risks, e.g. utilities, transportation, customs services, facilities services, communications and banking services. Phase 1 will be completed by March 1, 1999. Phases 2 and 3 will be completed before September 1, 1999.

Costs

The costs associated with the program are congruent with Philips' ongoing efforts to improve its IT systems and business processes and will provide future benefits to its operations. The Company estimates that the total cost of addressing the year 2000 issues will be approximately NLG 600 million.
Major expenditures include the modification and testing of software (NLG 200 million), the hiring of external solution providers (NLG 25 million), the accelerated implementation of new systems (NLG 75 million), the replacement of non-compliant systems (NLG 250 million) and other non-IT costs (NLG 50 million). Since the program's inception in 1996 through the end of 1998, the Company has spent approximately NLG 350 million. The Company expects to incur further expenses totaling approximately NLG 250 million. Certain costs related to contingencies and joint activities with third parties (including suppliers and customers), which will be incurred after 2000, can be estimated only towards the end of 1999 and are therefore not included in the above amounts.

Philips undertakes a review of costs and expenditures related to the program on a quarterly basis. As further reviews are made, and because cost forecasts are predicated on assumptions of future events (many of which are outside the control of management), estimates of the program's costs may change. Although at present the Company does not expect the impact of year 2000 costs to have a material effect on the results of operations, actual results could be adversely impacted if the estimated costs rise by significant amounts.

Risks

Although the Company has dedicated significant resources to minimize year 2000 risks, the program's goal of complete year 2000 compliance may not be fully achieved. Any failure to correct all year 2000 problems may result in the interruption or cessation of normal business operations. Such a disruption of business continuity could arise due to a number of factors - (i) loss or corruption of data within Philips' internal information systems, (ii) operational failure of Philips' hardware and (iii) development of health, environmental and safety issues arising in connection with Philips' facilities - and could adversely affect the Company's results, liquidity or financial condition. Nevertheless, the Company views the likelihood of disruption of business continuity as a result of such internal risk factors as relatively small. However, due to the risks inherent in a number of external year 2000 issues, over which the Company has no control or for which no precedents exist, the Company is unable to determine at this time the likelihood of a material impact on its performance. One such issue is that the Company may have either inaccurately assessed or been unable to assess all external risk factors, including the degree of third parties' year 2000 preparedness. Since the beginning of 1998, Philips has been striving to minimize its exposure in this area by obtaining, where possible, assurances from third parties (including customers, suppliers and governmental agencies) of their Millennium readiness and by developing joint actions and contingencies were applicable.

However, because Philips is neither able nor allowed to perform detailed reviews of all such third parties, it cannot determine with accuracy the level of their year 2000 readiness. Because the Company is reliant on these parties for the provision of water, energy, banking services, communication services, transportation, customs services, parts and raw materials, as well as other products and services, Philips' operations may be adversely impacted if year 2000 problems prevent these parties from being able to provide such items and services. Furthermore, it is predicted that year 2000 readiness issues will result in a significant amount of litigation. For example, Philips may become involved in third-party claims due to a material interruption or failure of any of its services or products resulting from year 2000 problems. While the outcome and impact of such litigation is impossible to predict due to its unprecedented nature, it may have a materially adverse effect on the Company. Finally, Philips' products may contain undetected year 2000 problems, and the Company cannot give assurances as to the absence of any such defects.

Although the Company has taken what it believes are reasonable, prudent measures to mitigate these risks through the implementation of the program, the Company can give no assurances that such measures will be sufficient to prevent a materially adverse impact on its operations, liquidity and financial condition. The Company expects that the program's progression will result in reduced uncertainty relating to the Company's year 2000 compliance and a reduced likelihood of interruptions to its operations.

Contingencies

The Company's contingency policy is designed to alleviate the potential harm that could result from both internal and external risks. Because the Company believes that external risks could exert a more damaging impact on business performance than internal risks, the contingency policy focuses on the former. The Company is in the process of gathering information and qualitatively analyzing these facts to develop a contingency plan to address such risks as the cessation or interruption of utilities, banking, communication, transportation and customs services. Philips' businesses are working to coordinate their respective contingency plans with key suppliers and customers and are specifically considering such elements as logistics, activity scheduling, maintenance and overhaul scheduling, and staff and holiday planning. The Company anticipates having contingency plans to minimize the external risks in place by the third quarter of 1999. With regard to the internal risks, the contingency plans being prepared include an optimized activity schedule for the millennium roll-over, the presence of dedicated support teams on all sites, and the availability of alternative means of communication.

Cautionary statement

The Company has made forward-looking statements regarding the program. These statements include: (i) the Company's expectations about when it will be year 2000 compliant; (ii) the Company's expectations about the impact of the year 2000 problem on its ability to continue to operate on and after January 1, 2000;
(iii) the readiness of its suppliers; (iv) the costs associated with the program; and (v) a discussion of worst-case scenarios. The Company has described many of the risks associated with the above forward-looking statements. However, there are many factors that could cause actual results to differ materially from those stated in the forward-looking statements. This is especially the case because many aspects of the program are outside its control, such as the performance of many thousands of third-party suppliers and of customers and users. As a global company, Philips operates in many different countries; however, the year 2000 problem is not being addressed to the same extent everywhere. As a result, there may be unforeseen problems in different parts of the world. All of these factors make it impossible for the Company to ensure it will be able to resolve all year 2000 problems in a timely manner to prevent them having a materially adverse effect on its operations or business or exposing the Company to third-party liability.

CORPORATE GOVERNANCE OF THE PHILIPS GROUP

General

Koninklijke Philips Electronics N.V. (the 'Company') is the parent company of the Philips Group. Its shares are listed on the Amsterdam Exchanges, the New York Stock Exchange, the London Stock Exchange and several other stock exchanges.

The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board. The activities of the Philips Group are organized in product divisions, which are responsible for the worldwide business policy. Philips has more than 225 production sites in over 25 countries and sales and service outlets in some 150 countries. It delivers products, systems and services in the fields of lighting, consumer electronics and communications, domestic appliances and personal care, components, semiconductors, medical systems, business electronics and information technology. The Company's activities are grouped in seven sectors: Lighting, Consumer Products, Components, Semiconductors, Professional, Origin and Miscellaneous. The statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (The Netherlands Civil Code, Book 2, Articles 379 and 414), forms part of the notes to the financial statements and is deposited at the office of the Commercial Register in Eindhoven, the Netherlands (file no. 1910).

In their reports to shareholders, both the Board of Management and the Supervisory Board referred to the progress made in recent years in improving the governance of the Company and the Philips Group, in particular in respect of the supervisory function, the rights of shareholders and transparency. These improvements were in response to developments in the international capital markets, such as the United States, where its shares have been traded since 1962 and listed on the New York Stock Exchange since 1987. Philips also generally endorses the recommendations of the Committee of the Amsterdam Exchanges of October 1997 on best practices in corporate governance.

Board of Management and Supervisory Board

The Board of Management is responsible for the effective management of the business. It is required to keep the Supervisory Board informed of developments, to consult it on important matters and to submit certain important decisions to it for its prior approval. The Board of Management consists of at least three members (currently eight), who are elected for an indefinite period by the General Meeting of Shareholders. The President is appointed by the General Meeting of Shareholders. Members of the Board of Management may be suspended by the Supervisory Board and the General Meeting of Shareholders and dismissed by the latter. The remuneration of the members of the Board of Management is determined by the Supervisory Board upon a proposal from the President and on the advice of the Remuneration Committee of the Supervisory Board.

The Supervisory Board is independent of the Board of Management and is responsible for supervising both the policies of the Board of Management and the general direction of the Group's business. It is also required to advise the Board of Management. The Supervisory Board consists of at least five members (currently eight). They elect a Chairman, Vice-Chairman and Secretary from their midst. The Board has three permanent committees: an Audit Committee, a Remuneration Committee and a Nomination and Selection Committee. These committees advise the plenary Supervisory Board. Members of the Supervisory Board are appointed by the General Meeting of Shareholders for fixed terms of four years, and may be re-elected for two additional four-year terms. In exceptional cases, however, the Supervisory Board and the Meeting of Priority Shareholders may deviate from this rule. At the latest, members retire upon reaching the age of 72. Members of the Supervisory Board may be suspended or dismissed by the General Meeting of Shareholders. Their remuneration is fixed by the General Meeting of Shareholders.

The appointment of the members of the Board of Management and the Supervisory Board by the General Meeting of Shareholders is upon a binding recommendation from the Supervisory Board and the Meeting of Priority Shareholders. However, this binding recommendation may be overruled by a resolution of the General Meeting of Shareholders taken by a majority of at least 2/3 of the votes cast and representing more than half of the issued share capital.

Group Management Committee

The Group Management Committee consists of the members of the Board of Management, certain Chairmen of product divisions and certain key officers. Members other than members of the Board of Management are appointed by the Supervisory Board. The task of the Group Management Committee, the highest consultative body within Philips, is to ensure that business issues and practices are shared across the Company and to define and implement common policies.

General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year to discuss and resolve on the report of the Board of Management, the financial statements, the report of the Supervisory Board, any proposal concerning dividends or other distributions, and any other matters proposed by the Board of Management or the Supervisory Board. This meeting is held in Eindhoven, Amsterdam, Rotterdam or The Hague no later than six months after the end of the financial year. Meetings are convened by public notice and mailed to registered shareholders. Extraordinary General Meetings may be convened by the Supervisory Board or the Board of Management if necessary or if requested by the Meeting of Priority Shareholders or shareholders representing at least 10% of the outstanding capital. The agenda of the General Meeting is drawn up by the Board of Management and the Supervisory Board. Requests from shareholders for items to be included on the agenda will be honored, provided that such requests are made to the Board of Management and the Supervisory Board by shareholders representing at least 1% of the Company's outstanding capital at least 60 days before a General Meeting of Shareholders and provided that the Board of Management and the Supervisory Board are of the opinion that such requests are not detrimental to the serious interests of Philips.

The main powers of the General Meeting of Shareholders are to appoint, suspend and dismiss members of the Board of Management and the Supervisory Board, to adopt the financial statements and to discharge the Board of Management and the Supervisory Board

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from responsibility for performing their respective duties for the previous financial year, to adopt amendments to the Articles of Association and proposals to dissolve or liquidate the Company, to issue shares or rights to shares, to restrict or pass pre-emptive rights of shareholders and to repurchase or cancel outstanding shares. Following common practice, the Company each year requests limited authorization to issue (rights to) shares, to pass pre-emptive rights and to repurchase shares.

Meeting of Priority Shareholders and the Dr. A.F. Philips-Stichting

There are ten priority shares. Eight are held by the Dr. A.F. Philips-Stichting, with Mr F.J. Philips and Mr H.A.C. van Riemsdijk each holding one. The self-electing Board of the Dr. A.F. Philips-Stichting consists of the Chairman and the Vice-Chairman and Secretary of the Supervisory Board, any further members of the Supervisory Board, and the President of the Company. At present, the Board consists of Mr F.A. Maljers, Mr A. Leysen, Mr L.C. van Wachem, Mr C.J. Oort and Mr C. Boonstra.

A Meeting of Priority Shareholders is held at least once a year, at least thirty days before the General Meeting of Shareholders. Approval of the Meeting of Priority Shareholders is required for resolutions of the General Meeting of Shareholders regarding the issue of shares or rights to shares, the cancellation of shares, amendments to the Articles of Association, and the liquidation of the Company. Acting in agreement with the Supervisory Board, the Meeting also makes a binding recommendation to the General Meeting of Shareholders for the appointment of members of the Board of Management and the Supervisory Board.

Meeting of Holders of Preference Shares and the Stichting Preferente Aandelen Philips

The authorized share capital of the Company consists of ten priority shares, 500,000,000 ordinary shares and 499,995,000 preference shares. No preference shares have been issued. However, the Stichting Preferente Aandelen Philips ('the Foundation') has been granted the right to acquire preference shares in the Company should a third party ever seem likely to gain a controlling interest in the Company. The Foundation may exercise this right for as many preference shares as there are common shares in the Company outstanding at that time. The object of the Foundation is to represent the interests of the Company, the enterprises maintained by the Company and its affiliated companies within the Philips Group, such that the interests of Philips, those enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them.

The members of the self-electing Board of the Foundation are Messrs J.R. Glasz, H.B. van Liemt, W.E. Scherpenhuijsen Rom, F.A. Maljers and C. Boonstra. As Chairman of the Supervisory Board and the Board of Management respectively, Messrs Maljers and Boonstra are members of the Board ex officio. Mr Boonstra is not entitled to vote. The Board of Management of the Company and the Board of the Stichting Preferente Aandelen Philips declare that they are jointly of the opinion that the Stichting Preferente Aandelen Philips is independent of the Company as required by the Listing Requirements of the Amsterdam Exchanges N.V.
(AEX).

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